EXHIBIT D

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INTRODUCTION

References herein to “U.S. $”, “$”, “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the lawful currency of the United Mexican States (“Mexico”). References herein to “nominal” data are to data expressed in pesos that have not been adjusted for inflation, and references to “real” data are to data expressed in inflation-adjusted pesos. Unless otherwise indicated, U.S. dollar equivalents of peso amounts as of a specified date are based on the exchange rate for such date announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico, and U.S. dollar equivalents of peso amounts for a specified period are based on the average of such announced daily exchange rates for such period. Banco de México calculates such announced rate daily on the basis of an average of rates obtained in a representative sample of financial institutions whose quotations reflect market conditions for wholesale operations. Banco de México uses this rate when calculating Mexico’s official economic statistics. The exchange rate announced by Banco de México on October 15, 2003 (to take effect on the second business day thereafter) was Ps. 11.1785 = U.S. $1.00. See “External Sector of the Economy—Exchange Controls and Foreign Exchange Rates.” Due to the volatility of the peso/dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above.

Under the Mexican Monetary Law, payments which should be made in Mexico in foreign currency, whether by agreement or upon a judgment of a Mexican court, may be discharged in pesos at the rate of exchange for pesos prevailing at the time of payment.

The fiscal year of the Government ends December 31. The fiscal year ended December 31, 2002 is referred to herein as “2002” and other years are referred to in a similar manner.

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SUMMARY

The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere herein.

United Mexican States

	1998		1999		2000		2001(2)		2002(2)		First six months of 2003(2)			2003(1) Budget

	(in millions of dollars or pesos, except percentages)
The Economy
Gross Domestic Product (“GDP”):
Nominal	Ps.	3,848,218	Ps.	4,599,449	Ps.	5,497,436	Ps.	5,830,116	Ps.	6,152,829	Ps.	6,578,602	(15)	Ps.	6,573,500
Real(3)	Ps.	1,449,310	Ps.	1,503,500	Ps.	1,602,251	Ps.	1,597,233	Ps.	1,611,667	Ps.	1,623,929	(15)	Ps.	1,611,667
Real GDP growth		4.9%		3.7%		6.6%		(0.3)%		0.9%		1.2%			3.0%
Increase in national consumer price index		18.6%		12.3%		9.0%		4.4%		5.7%		1.25	%(2)		3.0%
Merchandise export growth(4)		6.4%		16.1%		22.0%		(4.8)%		1.5%		2.4%			n.a.
Non-oil merchandise export growth(4)		11.3%		14.6%		18.7%		(3.0)%		0.4%		(1.2)%			n.a.
Oil export growth		(37.0)%		39.2%		65.0%		(21.9)%		13.1%		41.4%			n.a.
Oil exports as % of merchandise exports(4)		6.1%		7.3%		9.8%		8.1%		9.0%		11.5%			n.a.
Balance of payments:
Current account		$(16,090)		$(14,000)		$(18,162)		$(18,068)		$(14,004)		$(3,654)			$(18,035)
Trade balance		$(7,914)		$(5,584)		$(8,003)		$(9,954)		$(7,916)		$(1,587)			n.a.
Capital account		$17,652		$13,768		$17,952		$25,276		$22,207		$9,408			n.a.
Change in total reserves(5)		$2,137		$594		$2,822		$7,325		$7,104		$5,413			n.a.
International reserves (end of period)(6)		$30,140		$30,733		$33,555		$40,880		$47,984		$53,397			n.a.
Net international assets(7)		$23,480		$27,380		$35,629		$44,857		$50,722		$55,315			n.a.
Ps./$ representative market exchange rate (end of period)(8)		9.865		9.514		9.572		9.142		10.313		10.481			10.1
28-day Cetes (Treasury bill) rate (% per annum)(9)		24.8%		21.4%		15.2%		11.3%		7.1%		7.5%			7.5%

	1998		1999		2000		2001		2002(2)		First six months of 2003(2)		2003 Budget(1)

	(in millions of pesos)(1)
Public Finance(10)
Budgetary public sector revenues(3)	Ps.	294,933	Ps.	312,887	Ps.	346,269	Ps.	348,322	Ps.	363,775	Ps.	198,870	Ps.	372,392
% of GDP		20.4%		20.8%		21.6%		21.8%		22.6%		12.2%		22.4%
Budgetary public sector expenditures(3)	Ps.	312,847	Ps.	330,175	Ps.	363,894	Ps.	359,362	Ps.	382,666	Ps.	183,537	Ps.	380,699
% of GDP		21.6%		22.0%		22.7%		22.5%		23.7%		11.3%		22.9%
Public sector balance
as % of GDP(11)		(1.3)%		(1.1)%		(1.1)%		(0.7)%		(1.2)%		3.8%		(0.5)%
Primary balance as % of GDP(11)		1.7%		2.4%		2.6%		2.5%		1.7%		9.9%		2.3%
Operational balance as % of GDP(11)		(0.4)%		(0.4)%		(0.4)%		(0.3)%		(0.6)		0.0		0.0

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	1998	1999	2000	2001(2)	2002(2)	First six months of 2003(2)

Public Debt(12)
Net internal public debt(13)	$34.9	$47.7	$63.3	$75.6	$79.6	$76.0
External public debt(14)	$92.3	$92.3	$84.6	$80.3	$78.8	$80.1
Long-term	$87.9	$88.0	$80.3	$76.7	$76.0	$76.0
Short-term	$4.4	$4.3	$3.8	$3.7	$2.8	$4.1
Public debt as % of nominal GDP:
Net internal public debt(13)	8.3%	9.0%	10.6%	11.5%	12.5%	12.1	%(16)
External public debt(14)	21.7%	17.4%	12.8%	12.7%	13.8%	14.0	%(16)
Total public debt as % of nominal GDP	30.0%	26.4%	23.4%	23.3%	25.2%	24.4	%(16)
Interest on external public debt as % of merchandise exports(4)	5.3%	4.7%	4.3%	4.3%	4.0%	4.3	%(16)

Note:	Totals may differ due to rounding.
n.a. = Not available.
(1)
2003 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (“General Economic Policy Guidelines for 2003”) and do not reflect actual results for the year or updated estimates of Mexico’s 2003 economic results.

(2)	Preliminary.
(3)	Constant pesos with purchasing power as of December 31, 1993.
(4)	Merchandise export figures include in-bond industry and exclude tourism.
(5)	Because of the impact of errors and omissions and purchases, sales and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.
(6)	International reserves are equivalent to gross international reserves minus international liabilities of Banco de México with maturities under six months.
(7)
Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

(8)
“Representative market rate” represents the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico. 2003 Budget exchange rate represents the projected average daily exchange rate for 2003.

(9)	Annual average of weekly rates, calculated on a month-by-month basis.
(10)	Includes aggregate revenues and expenditures for the Government and budget- and administratively-controlled agencies but not off-budget revenues or expenditures.
(11)
The definitions of “public sector balance,” “primary balance” and “operational balance” are discussed under “Public Finance—General—Measures of Fiscal Balance.” Each of the public sector balance, primary balance and operational balance excludes proceeds of privatizations.

(12)	Includes direct debt of the Government, public sector debt guaranteed by the Government and other public sector debt.
(13)
“Net internal debt” represents the internal debt of the Government and the budget-controlled agencies at the end of the indicated period, excluding Banco de México’s General Account Balance and the assets of the Fondo de Ahorro Para el Retiro (Retirement Savings System Fund). In addition, net internal debt includes only securities sold to the public in primary auctions but not debt allocated to Banco de México for its use in regulating liquidity (“Regulación Monetaria”). Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt into the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt.

Net internal debt is calculated using the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico and without consolidation with the debt of Banco de México. Figures in this table are based on this methodology, which conforms to that used by the Ministry of Finance and Public Credit in other public reports.

(14)
External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amounts at the end of the indicated period. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as gross debt net of certain financial assets held abroad. These financial assets include the value of collateral securing principal and interest on bonds and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public sector debt does not include (a) repurchase obligations of Banco de México with the International Monetary Fund, none of which were outstanding at June 30, 2003, (b) external borrowings by the public sector after June 30, 2003, and (c) loans from the Commodity Credit Corporation to private sector Mexican banks.

(15)	Annualized.
(16)	Calculated based upon estimated GDP for first six months of 2003.
Source: Ministry of Finance and Public Credit.

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UNITED MEXICAN STATES

Area, Population and Society

Mexico, a nation formed by 31 states and the Federal District (comprising Mexico City), is the fifth largest nation in the Americas and the thirteenth largest in the world, occupying a territory of 759,529 square miles (1,967,183 square kilometers). To the north, Mexico shares a border of 1,931 miles (3,107 km) with the United States of America, and to the south it has borders with Guatemala and Belize. Its coastline extends over 6,303 miles (10,143 km) along both the Gulf of Mexico and the Pacific Ocean.

Mexico is the third most populous nation in the Americas, with a population of 97.5 million as reported by the Instituto Nacional de Estadística, Geografía e Informática (National Institute of Statistics, Geography and Informatics) in its 2000 population and housing census. Based on that census, approximately 74.7% of Mexico’s population lives in urban areas. Mexico’s three largest cities are Mexico City, Guadalajara and Monterrey, with estimated populations in 2000 of 17.3 million, 3.5 million and 3.1 million, respectively. The annual rate of population growth averaged 3.3% in the 1960s and 1970s. In the 1980s, Government efforts in the areas of family planning and birth control, together with declining birth rates among women under 35 and those living in urban areas, resulted in a reduction of the population growth rate to an estimated 1.3% in 2003.

Mexico is generally classified as a middle-income developing country. The following table sets forth the latest selective comparative statistics published by the International Bank for Reconstruction and Development (the “World Bank”).

Selected Comparative Statistics

	Mexico	Brazil	Chile	Venezuela	United States

Per capita GDP (2001)(1)	$8,240	$7,070	$8,840	$5,590	$34,280
Life expectancy at birth (2001)	73	68	76	74	78
Youth illiteracy rate (2001)(2)
Male	2%	6%	1%	3%	n.a.
Female	3%	3%	1%	1%	n.a.
Infant mortality rate (2001)(3)	24	31	10	19	3

n.a. = Not available.
(1)	Adjusted for purchasing power parity.
(2)	Ages 15-24.
(3)	Infant mortality per 1,000 live births.
Source: World Development Indicators 2003.

Form of Government

The present form of government was established by the Political Constitution of Mexico (the “Constitution”), which took effect on May 1, 1917. The Constitution establishes Mexico as a federal republic and provides for a tripartite government, separated into executive, judicial and legislative branches. The President and the members of Congress are elected by popular vote of Mexican citizens who are 18 years of age and older. Members of Congress are elected either directly or through a proportional representation system as described below.

The President is the chief of the executive branch of the Government. The current President of Mexico is Vicente Fox Quesada, whose term expires on November 30, 2006. The Constitution limits the President to one six-year term and does not allow re-election for any additional terms. The executive branch of the Government consists of 18 ministries and the office of the legal advisor to the executive branch. The principal officials of all the ministries are appointed by the President. The appointment of the empleados superiores (senior employees) of the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) is subject to ratification by the Senate.

Federal judicial authority is vested in the Supreme Court of Justice, the Circuit and District Courts and the Federal Judicial Board. The Supreme Court is comprised of 11 ministers, who serve terms that range from eight to 20 years (except in the case of members appointed prior to Constitutional amendments which took effect on December 31, 1994, who serve 15-year terms). The ministers of the Supreme Court are selected by the Senate from a pool of candidates nominated by the President. The President of the Supreme Court is limited to a single term of

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four years. The Federal Judicial Board, which is composed of seven members, one of whom is the President of the Supreme Court, administers the Federal judicial system and appoints Circuit Court judges and District Court judges (magistrados). The President appoints the Federal Attorney General. The office of the Federal Attorney General is autonomous.

Legislative authority is vested in the Congress, which is composed of the Senate and the Chamber of Deputies. Senators serve a six-year term, deputies serve a three-year term and neither may serve consecutive terms in the same chamber. As a result of the Constitutional amendments approved in 1994, the Senate is comprised of 128 members (twice its previous size), four from each state and four from the Federal District, 96 of whom are elected directly while the other 32 are selected through a proportional representation system. The Chamber of Deputies is comprised of 500 members, 300 of whom are elected directly by national electoral districts and 200 of whom are elected through a proportional representation system that allocates 200 seats to political party representatives, based on the proportion of the votes cast for those parties that receive at least 2.0% of the national vote. The Constitution provides that the President may veto bills and that Congress may override such vetoes with a two-thirds majority of each chamber.

The Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI) was the dominant political party in Mexico for several decades. From 1929 to 1994, the Institutional Revolutionary Party won all Presidential elections, and from 1929 until July 1997, the Institutional Revolutionary Party held a majority of the seats in both Chambers of the Federal Congress. Until 1989, the Institutional Revolutionary Party also won all of the state gubernatorial elections.

However, in July 2000, the candidate of the Alianza por el Cambio (Alliance for Change), a coalition of the Partido Acción Nacional (National Action Party, or PAN), the oldest opposition party in the country, and the Partido Verde Ecologista de México (Ecological Green Party), won the presidential election. In addition, the National Action Party now holds eight state governorships, and the Alianza Opositora (Opposition Alliance), an alliance formed by the Partido de la Revolución Democrática (Democratic Revolution Party) with other parties, holds eight governorships.

In the mid-1990’s, the processes through which federal elections are conducted underwent changes aimed at increasing impartiality and political neutrality through the implementation of certain institutional mechanisms in 1994 and the ratification of several Constitutional amendments in 1996. The changes included:

•
the establishment of the Instituto Federal Electoral (the Federal Electoral Institute), an autonomous state agency in which the President may not participate and which the Constitution empowers to resolve electoral disputes and organize elections;

•	the elimination of the Electoral Committee of the Chamber of Deputies, which had been responsible for ratifying the results of presidential elections;

•	the introduction of holographic tamper-proof photo voter identification cards, which discourage voter fraud and aid detection of fraud;

•	the invitation of Mexican and foreign election observers to certify the electoral process;

•	the imposition of limits on expenditures on political campaigns and controls on the sources and uses of funds contributed to a political party;

•	the granting of voting rights to Mexican citizens residing abroad;

•
the reduction from 315 to 300 of the maximum number of congressional representatives who may belong to a single party and the establishment of the current electoral procedure of proportional representation in the Senate; and

•	the integration into the judicial branch of the Mexican Federal Electoral Court, which had previously been part of the executive branch.

The 1996 amendments provided for the popular election of the Chief of Government of the Federal District (comprising Mexico City) and granted the Chief of Government of the Federal District the authority to appoint the

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Attorney General of the Federal District; both positions had previously been presidential appointments. In addition, Federal District legislative delegates, who represent the various boroughs of the Federal District, have been popularly elected since July 2000. In elections held in 1997 and 2000, candidates of the Democratic Revolution Party were elected to the office of Chief of Government of the Federal District.

In the Congressional election held on July 6, 2003, all of the seats in the Chamber of Deputies were up for election. The members of the Senate were elected on June 2, 2000. The following table provides the distribution of Congressional seats as of September 1, 2003.

Party Representation in Congress

	Senate		Chamber of Deputies

	Seats	% of Total	Seats	% of Total

Institutional Revolutionary Party	60	46.9%	222	44.8%
National Action Party	46	35.9	151	30.4
Democratic Revolution Party	16	12.5	95	19.4
Ecological Green Party of Mexico	5	3.9	17	3.4
Labor Party	0	0.0	6	1.0
Convergence for Democracy	1	0.8	5	1.0

Total	128	100.0%	496	100.0%

Note: Totals may differ due to rounding.
Source: Federal Electoral Institute.

Foreign Affairs

Mexico has diplomatic ties with 184 countries. It is a charter member of the United Nations and a founding member of the Organization of American States, the International Monetary Fund (“IMF”), the World Bank, the International Finance Corporation and the Inter-American Development Bank. Mexico is also a non-borrowing regional member of the Caribbean Development Bank. In 1986, Mexico became a party to the General Agreement on Tariffs and Trade. In 1991, Mexico became a founding member of the European Bank for Reconstruction and Development and was admitted into the Pacific Basin Economic Co-operation Conference. Mexico is a signatory, along with Canada and the United States, to the North American Free Trade Agreement, which went into effect on January 1, 1994. On April 14, 1994, Mexico was admitted as a member of the Organization for Economic Cooperation and Development, making it the first new member to be admitted into that organization since 1973. Mexico became a member of the World Trade Organization on January 1, 1995, the date on which the World Trade Organization superseded the General Agreement on Trade and Tariffs. On July 1, 2000, a free trade agreement between Mexico and the European Union went into effect. Mexico also became a member of the United Nations Security Council on January 1, 2002 and presided over the Security Council during April 2003.

Political Reform

In the domestic political arena, the Government has renewed its efforts to resolve its differences with insurgents in the Chiapas region, by facilitating their participation in the political process. On September 11, 1995, the Government and the insurgents reached an agreement pursuant to which both sides accepted a common political agenda and procedural rules, and agreed to the creation of a working committee regarding the rights of indigenous peoples. An agreement on a series of measures aimed at enhancing and guaranteeing the rights of the indigenous population was signed on February 16, 1996. On August 14, 2001, amendments to certain articles of the Constitution related to indigenous cultures became effective. The amendments recognize the rights of indigenous villages and communities in Mexico, and grants indigenous populations increased autonomy over their internal systems of social, economic, political and cultural organization. Talks with the insurgents are currently on hold.

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THE ECONOMY

National Development Plan

The Plan Nacional de Desarrollo (National Development Plan), announced on May 30, 2001, establishes the basic goals and objectives of the President during his six-year term. The President’s mission, as embodied in the plan, is to direct the process of transition, in a responsible and democratic manner, towards a more just and humane society and a more competitive and inclusive economy. The plan seeks to reorganize the Government’s economic and social policies and change the criteria for the allocation of public resources to achieve these goals.

The objectives of the plan are to:

•	maintain sound public finance policies designed to achieve Mexico’s development goals;

•	design public policies with the objective of promoting dynamic economic development;

•	create political, economic and social conditions that promote national development process;

•	better integrate Mexico into the international markets;

•	remove legal and structural barriers to development in order to encourage creative processes in the promotion of economic development; and

•	encourage innovation in all areas of national life, including scientific, legal, economic, social, educational and administrative.

The plan’s development strategy features education, seeking to promote an educational revolution that will strengthen Mexico’s international competitiveness and provide Mexicans with a higher standard of living.

The plan recognizes that changes in the global economy, together with the transformations in international trade and in the movement of investment flows across borders, have brought about fundamental changes in the structure of the markets and in the nature of competition both in Mexico and abroad, creating challenges for Mexico in achieving its development goals.

On June 11, 2002, the Government announced the Programa Nacional de Financiamiento del Desarrollo 2002-2006 (National Development Financing Program 2002-2006, or “PRONAFIDE 2002-2006”). The goals of the PRONAFIDE 2002-2006 are to:

•	generate the resources needed to finance social programs contemplated by the National Development Plan;

•	increase the rate of economic growth;

•	generate jobs consistent with population dynamics; and

•	consolidate a stable macroeconomic environment.

The basic strategies that the Government has employed and will continue to employ in connection with the PRONAFIDE 2002-2006 are as follows:

•	implementation of structural reforms aimed at fostering a legal and economic environment favorable to the competitive participation of the private sector in productive activities;

•	promotion of public sector savings in order to increase the availability of financial resources for the private sector;

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•	promotion of private sector domestic savings, with an emphasis on both popular and long-term savings;

•	promotion of external savings only as a complement to domestic savings; and

•	strengthening of the financial system and modernization of development banks in order to foster economic growth in the medium term.

Notwithstanding these initiatives, significant new investment in infrastructure, industrial and agricultural modernization, training and environmental protection will be required for continued growth and development. The Mexican economy is also likely to continue to be subject to the effects of adverse domestic and external factors such as declines in foreign direct and portfolio investment, high interest rates and low oil prices, which may lead to volatility in the foreign exchange and financial markets and may affect Mexico’s ability to service its foreign debt.

The PRONAFIDE 2002-2006 presents the medium-term strategy aimed at creating and strengthening domestic sources of financing within a stable macroeconomic environment and contemplates a medium-term fiscal stance that includes the following:

•	maintaining the public sector debt within sustainable levels;

•	reducing the Government’s absorption of domestic financial resources, limiting the crowding-out effect of fiscal policy to private investment in the medium term; and

•	strengthening the capacity of the Government to fulfill its social mandate.

The Role of the Government in the Economy; Privatization

Overview

Over the past two decades, the Government has taken steps to increase the productivity and competitiveness of the economy through deregulation, privatization and increased private-sector investment. These measures included Constitutional amendments and related legislation that have allowed the Government to privatize railways and satellite communications, legislation permitting Mexican private-sector companies to take part in the storage, distribution and transportation of natural gas, plans to privatize power-generating plants and secondary petrochemical plants, airports, ports and highways, and legislation on civil aviation which provides for the granting of 30-year concessions allowing private companies to operate commercial air transportation services within Mexico.

Since 1983, the Government has set as a priority the sale to the private sector of its interest in all non-strategic commercial enterprises. In 1982, the Government owned or controlled 1,155 public-sector enterprises. By December 31, 2002, the number of Government- owned or controlled entities was reduced to 207 (two more than at December 31, 2001 due to the creation of two additional state-owned entities in 2002), of which 27 were already in the process of being privatized as of December 31, 2002. Of the 180 entities not in the process of being privatized, 81 were enterprises majority-owned by the Government (empresas de participación estatal mayoritaria), 79 were de-centralized entities (organismos decentralizados) and 20 were trusts (fideicomisos).

In January 1995, the Government announced a comprehensive privatization program intended to give new impetus to the Government’s privatization efforts, which the Government views as a key element of Mexico’s structural economic reforms. Under the privatization program, the Government has achieved more effective regulatory reforms as well as improved coordination among the relevant agencies than in previous privatizations. Congress has enacted a series of laws that increase the scope for private and foreign participation in key sectors of the Mexican economy.

In addition, in September 1995, the Government created the Fondo de Inversión en Infraestructura (Infrastructure Investment Fund, known as “FINFRA”), with the objective of encouraging greater private sector participation in the construction of basic infrastructure, such as toll roads, ports, water-treatment plants, drainage and sanitation facilities. FINFRA has participated with private investors in several infrastructure development projects in some states, including Guanajuato, México, Sonora, Tamaulipas and Veracruz. At February 28, 2003, the resources of FINFRA totaled Ps. 4,564.5 million, of which Ps. 3,985.7 million are committed to authorized projects,

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Ps. 403.8 million are available for new projects and the remaining Ps. 175.0 million are available for financing research.

Telecommunications

In June 1995, Congress enacted legislation to liberalize telecommunications in Mexico upon the expiration in August 1996 of the exclusive concession granted to Teléfonos de México, S.A. de C.V. (“Telmex”) to provide domestic and international telephone services in Mexico. Pursuant to the legislation, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation) granted 30-year concessions (which may be extended for an additional 30 years) for the establishment and operation of public fixed-line telecommunications networks. No license fees were charged in connection with the granting of these concessions. In addition, the Government conducted auctions for 20-year concessions (which may be extended for an additional 20 years) to use portions of the radio spectrum to operate cellular telephone networks and for concessions to operate satellite telecommunications systems. Although the various concessions may only be granted to Mexican individuals and companies, foreigners generally may own up to 49% of the capital stock of these companies. In the case of concessions to operate cellular telephone systems, however, foreigners may increase their ownership beyond 49% with the approval of the National Foreign Investment Commission. Concessionaires are free to establish rates for the services they provide. From October 1, 1995 through December 31, 2002, 22 concessions were granted for the operation of a wide range of public telecommunications services.

On August 9, 1996, the Ministry of Communications and Transportation announced the creation of the Federal Telecommunications Commission as a decentralized administrative entity. This commission is responsible for the regulation and supervision of telecommunications services in Mexico, with the goals of promoting competition, expanding the available services and improving efficiency in this sector. The commission has been involved in the design and supervision of administrative policies, the issuance of technical standards and the undertaking of specialized analyses relating to telecommunications issues. In addition, the commission is coordinating processes to use and operate geo-stationary orbital positions and satellite orbits assigned to Mexico, including their frequency bands and rights to broadcast and receive signals. The commission has four members, including a chairman, appointed by the President of Mexico.

In mid-1997, the Government published rules that establish guidelines for permitting private investment in satellite communications. On October 24, 1997, the Autrey Group and Loral Space were awarded the bid to acquire 75% of the shares of Satélites Mexicanos, the Mexican satellite company, with the Government retaining the remaining 25% of the shares for the present. The Government expects to sell its remaining stake in Satélites Mexicanos through an offering in the local and international capital markets when market conditions are favorable.

Natural Gas Industry

Effective May 12, 1995, Congress enacted amendments to the law governing the natural gas industry. The amendments provide that Mexican private sector companies (which may be owned by non-Mexican companies or individuals) may take part in the storage, distribution and transportation of natural gas and to that end may construct, own and operate natural gas pipelines, installations and equipment. By December 31, 2000, the Government had granted 21 12-year concessions for the construction, ownership and/or operation of natural gas distribution centers. No new concessions were granted in 2001 or 2002.

Railways

In 1995, Congress enacted a law governing railways, pursuant to which 50-year concessions may be granted (which may be extended for up to an additional 50 years) to operate sections of Mexico’s railway system. Although only Mexican individuals or companies may hold railway concessions, foreigners may own up to 49% of the capital stock of these companies and may increase their ownership share beyond this limit with the approval of the National Foreign Investment Commission. In 1995, the Government divided the railway system into three regional lines which are operated by private Mexican companies, in each of which the Government has retained a 25% ownership interest. Through December 31, 2000, the Government had granted concessions to private sector participants covering 99% of the country’s railway freight services (in terms of the volume of transportation services) and covering 82% of the railway network. No additional concessions were granted in 2001 or 2002.

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Aviation

The Civil Aviation Law provides that the Government may award 30-year concessions (which may be extended for an additional 30 years) to operate regularly scheduled commercial air transportation services within Mexico. Concessions may only be granted to Mexican companies, but foreigners may own up to 25% of the capital stock of these companies.

The Ley de Aeropuertos (Airports Law) allows for up to 49% foreign investment in Mexico’s airports, although higher participation percentages may be obtained with the approval of the National Foreign Investment Commission. In February 1998, the Government published the General Guidelines for the Opening of Investment in the Mexican Airport System, which clarify the rules governing private sector ownership of the concessions for 35 of the 63 airports administered by Aeropuertos y Servicios Auxiliares (Auxiliary Airport Services), a Government agency. The 1998 rules also divided the country’s airport network into four geographic regions. In each region, the concession to operate the airports in that region was granted to one of four new corporations with majority Government ownership.

In December 1998, the Government sold 15% of the capital stock of the company which owns the concessions to operate, maintain and develop nine airports in the southeast region of Mexico to a consortium which included Triturados Basálticos y Derivados, S.A. de C.V. (Tribasa), Copenhagen Airports A/S, Groupe GTM, S.A. and Cintra Concesiones de Infraestructura de Transporte, S.A. In September 2000, the remaining 85% of the capital stock of the company was sold through an initial public offering in Mexico and abroad. The company is listed on the New York Stock Exchange and the Mexican Stock Exchange.

In August 1999, the Government sold 15% of the capital stock of the company that owns the concessions to operate, maintain and develop twelve airports in the Pacific region of Mexico to a consortium which included Aena Servicios Aeronáuticos, S.A., Aeropuerto del Pacífico Angeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V. and Grupo Dragados, S.A. The Government intends to sell its remaining 85% stake in this company through an offering in the local and international capital markets when market conditions are favorable.

In May 2000, the Government sold 15% of the capital stock of the company that owns the concessions to operate, maintain and develop thirteen airports in the central and northern Mexico to a consortium which included Aéroports de Paris (“ADP”), Vinci and Ingenieros Civiles Asociados (“ICA”). The Government intends to sell its remaining 85% stake in this company through an offering in the local and international capital markets when market conditions are favorable.

Electricity

The Government continues to promote private sector participation in various forms of electricity generation. In mid-1996 the first large co-generation project started in the state of Tamaulipas, opening the field for similar endeavors. With an estimated cost of over U.S. $650 million, a consortium of domestic and foreign investors built the Samalayuca II power plant in the state of Chihuahua. The plant is leased to the Federal Electricity Commission (“CFE”).

The Government believes that increased private investment in the generation, distribution and transmission of electrical energy is necessary in order to increase Mexico’s electrical capacity to ensure that Mexico will have a sufficient and reliable supply of adequately priced electricity in the long term. A 1992 law currently allows private companies to generate electricity only for their own use or for sale to CFE. The executive branch of the Government presented a proposal to opposing political parties in August 2002 for an amendment to CFE norms and a constitutional amendment to achieve this objective. Past legislative initiatives to allow greater private sector participation in this sector have not succeeded. The August 2002 proposal is still under discussion and it remains unclear whether a formal bill enacting these types of reforms will be passed by the Congress.

Insurance

On May 24, 2002, the Mexican Government completed its privatization of Aseguradora Hidalgo, S.A. (“AHISA”), an insurance company formerly owned by the Government and PEMEX. The Comisión Intersecretarial de Desincorporación (Inter-secretariat De-incorporation Commission, or “CID”) approved the sale of AHISA shares owned by the Government and by Petróleos Mexicanos to MetLife Inc. for Ps. 9,200 million.

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Banking

On June 19, 2002, the Government and the Instituto para la Protección del Ahorro Bancario (the Bank Savings Protection Institute, or “IPAB”), jointly carried out the sale of nearly all of their shares of Grupo Financiero BBVA Bancomer, S.A. de C.V. (“BBVA Bancomer”) in the national and international markets. On July 3, 2002, the Mexican Government and IPAB sold additional shares pursuant to an over-allotment option. The Mexican Government had retained a minority interest in Bancomer, S.A. at the time of its privatization in 1991. IPAB had acquired its shares in connection with the purchase by BBVA Bancomer of Banca Promex, S.A. in 2000. The proceeds to the Mexican Government as a result of the sale totaled Ps. 6,545.4 million for the shares sold internationally, Ps. 574.2 million for the shares sold in Mexico and U.S. $11.2 million for the shares sold in the United States in the form of ADSs. The proceeds to IPAB as a result of the sale totaled Ps.1,004.6 million for the shares sold internationally, Ps. 88.1 million for the shares sold in Mexico and U.S. $1.7 million for the ADSs sold in the United States. From November 2002 through January 2003, the Mexican Government and IPAB sold their remaining shares of BBVA Bancomer in the Mexican stock market for total net proceeds of Ps. 444.4 million for the Mexican Government and Ps. 68.2 million for IPAB.

Gross Domestic Product

During 1998, Mexico’s Gross Domestic Product (“GDP”) grew by 4.9% in real terms. GDP growth was lower in 1998 than in 1996 and 1997 due to adverse external factors and the fiscal and monetary adjustments that the Government adopted in response to those factors. In particular, Mexico was affected by historically low oil prices in 1998 and the reduced capital flows to emerging market economies and increased exchange rate volatility resulting from the devaluation of the Russian ruble in August 1998 and the economic crisis that followed in Brazil. GDP grew by 3.7% in real terms in 1999 and 6.6% in 2000.

GDP decreased by 0.3% in real terms in 2001, as compared with 2000, reflecting, in part, the slowdown in U.S. economic growth. The financial services, insurance and real estate sector grew by 4.6%, the transportation, storage and communications sector grew by 3.8%, the agriculture, livestock, fishing and forestry sector grew by 3.3%, the electricity, gas and water sector grew by 1.3% and the community, social and personal services sector decreased by 0.3%, each in real terms. The mining, petroleum and gas sector increased by 0.8%, the commerce, hotel and restaurant sector decreased by 1.9%, the manufacturing sector contracted by 3.7% and the construction sector contracted by 5.3%, each in real terms.

According to preliminary figures, during 2002, GDP increased by 0.9% in real terms, as compared with 2001. The financial services, insurance and real estate sector grew by 4.4%, the electricity, gas and water sector grew by 3.8%, and the transportation, storage and communications sector grew by 2.2%, each in real terms. The construction sector grew by 1.7% and the community, social and personal services sector grew by 1.3%, each in real terms. The mining, petroleum and gas sector decreased by 0.3%, the agriculture, livestock, fishing and forestry sector and the commerce, hotels and restaurants sector each decreased by 0.4%, and the manufacturing sector decreased by 0.6%, each in real terms. GDP growth in 2002 was lower than the Government had initially projected primarily due to the slowdown in industrial production in the United States, which adversely affected trade between the United States and Mexico and production in Mexico. The unstable political situation in the Middle East and the possibility of conflict in that region also had a negative impact on the Mexican economy, particularly in the second half of 2002.

According to preliminary figures, GDP increased by 1.2% in real terms during the first six months of 2003 as compared with the same period of 2002. The construction sector grew by 3.5%, the transportation, storage and communications sector grew by 2.6%, the financial services, insurance and real estate sector grew by 4.0% and the electricity, gas and water sector grew by 1.9%, each in real terms. The community, social and personal services sector grew by 1.5%, the agriculture, livestock, fishing and forestry section grew by 2.5%, the commerce, hotels and restaurants sector grew by 0.6% and the mining, petroleum and gas sector grew by 2.5%, each in real terms. The manufacturing sector, however, decreased by 1.9% in real terms.

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The following tables set forth real GDP and expenditures, in constant pesos and percentage terms, for the periods indicated.

Real GDP and Expenditures

											First six months of
	1998		1999		2000		2001(1)		2002(1)		2003(1)

	(in billions of pesos)(2)
GDP	Ps.	1,449.3	Ps.	1,503.5	Ps.	1,602.3	Ps.	1,597.2	Ps.	1,611.7	Ps.	1,623.9
Add: Imports of goods and services		436.2		497.6		604.5		595.4		604.8		572.2

Total supply of goods and services		1,885.5		2,001.1		2,206.7		2,192.6		2,216.5		2,196.1
Less: Exports of goods and services		431.0		484.6		564.1		543.8		551.6		537.2

Total goods and services available for domestic expenditure	Ps.	1,454.5	Ps.	1,516.5	Ps.	1,642.6	Ps.	1,648.8	Ps.	1,664.9	Ps.	1,659.0

Allocation of total goods and services:
Private consumption	Ps.	980.6	Ps.	1,022.8	Ps.	1,107.0	Ps.	1,137.3	Ps.	1,151.0	Ps.	1,160.9
Public consumption		146.9		153.8		157.0		155.0		153.1		153.3

Total consumption		1,127.5		1,176.6		1,264.0		1,292.4		1,304.1		1,314.2
Total gross fixed investment		278.8		300.3		334.4		314.9		310.9		306.0
Changes in inventory		48.2		39.7		44.2		41.6		49.8		38.8

Total domestic expenditures	Ps.	1,454.5	Ps.	1,516.5	Ps.	1,642.6	Ps.	1,648.8	Ps.	1,664.9	Ps.	1,659.0

Note: Totals may differ due to rounding.
(1)	Preliminary. First six months 2003 figures are annualized.
(2)	Constant pesos with purchasing power at December 31, 1993.
Source: National Institute of Statistics, Geography and Informatics.

Real GDP and Expenditures

						First six months of
	1998	1999	2000	2001(1)	2002(1)	2003(1)

	(as a percentage of total GDP)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Add: Imports of goods and services	30.1	33.1	37.7	37.3	37.5	35.2

Total supply of goods and services	130.1	133.1	137.7	137.3	137.5	135.2
Less: Exports of goods and services	29.7	32.2	35.2	34.0	34.2	33.1

Total goods and services available for domestic expenditures	100.4%	100.9%	102.5%	103.2%	103.3%	102.2%

Allocation of total goods and services
Private consumption	67.7%	68.0%	69.1%	71.2%	71.4%	71.5%
Public consumption	10.1	10.2	9.8	9.7	9.5	9.4
Total consumption	77.8	78.3	78.9	80.9	80.9	80.9
Total gross fixed investment	19.2	20.0	20.9	19.7	19.3	18.8
Changes in inventory	3.3	2.6	2.8	2.6	3.1	2.4

Total domestic expenditures	100.4%	100.9%	102.5%	103.2%	103.3%	102.2%

Annual percentage increase (decrease) in GDP in constant 1993 prices(2)	4.9%	3.7%	6.6%	(0.3)%	0.9%	1.2%

Note: Totals may differ due to rounding.
(1)	Preliminary.
(2)	Constant pesos with purchasing power at December 31, 1993.
Source: National Institute of Statistics, Geography and Informatics.

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The following table sets forth the composition of Mexico’s real GDP by economic sector for the periods indicated.

Real GDP by Sector

											First six months of
	1998		1999		2000		2001(1)		2002(1)		2003(1)

	(in billions of pesos)(2)
Agriculture, livestock, fishing and forestry(3)	Ps.	77.4	Ps.	80.2	Ps.	80.6	Ps.	83.3	Ps.	82.9	Ps.	83.5
Mining, petroleum and gas		18.8		18.4		19.1		19.3		19.2		19.6
Manufacturing		284.6		296.6		317.1		305.3		303.4		297.1
Construction		57.4		60.3		62.8		59.5		60.5		61.0
Electricity, gas and water		22.0		23.7		24.0		24.3		25.2		24.7
Transportation, storage and communication		140.7		151.7		165.5		171.8		175.6		178.3
Commerce, hotels and restaurants		278.2		286.8		321.8		315.7		314.3		308.3
Financial services, insurance and real estate		210.1		217.7		229.8		240.3		250.9		258.3
Community, social and personal services		280.3		286.2		294.4		293.6		297.5		311.8

Subtotal		1,369.5		1,421.6		1,515.1		1,513.1		1,529.5		1,542.9
Less adjustment for banking services		(37.0)		(39.2)		(41.9)		(44.6)		(47.7)		(49.8)

Gross value added at basic values		1,332.5		1,382.5		1,473.2		1,468.5		1,481.8		1,493.1
Taxes on products, net of subsidies		116.8		121.0		129.0		128.7		129.9		130.9

GDP	Ps.	1,449.3	Ps.	1,503.5	Ps.	1,602.2	Ps.	1,597.2	Ps.	1,611.7	Ps.	1,623.9

Note: Totals may differ due to rounding.
(1)	Preliminary. First six months of 2003 figures are annualized.
(2)	Constant pesos with purchasing power at December 31, 1993.
(3)
GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: National Institute of Statistics, Geography and Informatics.

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The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector

	1998	1999	2000	2001(1)	2002(1)	First six months of 2003(1)(2)

GDP (constant 1993 prices)	4.9%	3.7%	6.6%	(0.3)%	0.9%	1.2%
Agriculture, livestock, fishing and forestry	0.8	3.6	0.6	3.3	(0.4)	2.5
Mining, petroleum and gas	2.7	(2.1)	3.8	0.8	(0.3)	2.5
Manufacturing	7.3	4.2	6.9	(3.7)	(0.6)	(1.9)
Construction	4.2	5.0	4.1	(5.3)	1.7	3.5
Electricity, gas and water	1.9	7.9	1.0	1.3	3.8	1.9
Transportation, storage and communications	6.7	7.8	9.1	3.8	2.2	2.6
Commerce, hotels and restaurants	5.6	3.1	12.2	(1.9)	(0.4)	0.6
Financial services, insurance and real estate	4.6	3.6	5.5	4.6	4.4	4.0
Community, social and personal services	2.9	2.1	2.9	(0.3)	1.3	1.5

(1)	Preliminary.
(2)	First six months of 2003 results as compared to the same period of 2002.
Source: National Institute of Statistics, Geography and Informatics.

Prices and Wages

Over the medium-term, the Government is committed to reversing the decline in real wages experienced in the 1990s through the control of inflation, a controlled gradual upward adjustment of wages and a reduction in income taxes for the lower income brackets. The fiscal and monetary policies implemented by the Government following the 1995 peso devaluation and the subsequent crisis succeeded in lowering inflation (as measured by the increase in the national consumer price index) from 52.0% in 1995 to 15.7% in 1997.

During 1998, the downward trend in inflation was interrupted due to increased volatility in the international financial markets. This volatility caused a significant depreciation in the value of the peso, particularly after the collapse of the Russian ruble at the end of August. The depreciation in the value of the peso created inflationary pressures, causing consumer inflation to increase by 18.6% during 1998. Banco de México responded to these pressures by adopting restrictive monetary policies. In 1999, inflation declined to 12.3% by year end, as a result of Banco de Mexico’s sustained restrictive monetary policy, continued fiscal discipline and the stabilization of the financial and foreign exchange markets.

During most of 2000, the annual inflation rate maintained an uninterrupted downward trend in accordance with the goals established by Banco de México, falling to 9.0% for the year. However, during the last few months of 2000, the economy experienced inflationary pressures, which led Banco de México to adopt a stricter monetary stance. Consumer inflation during 2001 was 4.4%, 2.1 percentage points lower than the official inflation target for the year. Consumer inflation during 2002 was 5.7%. The increase in inflation in 2002 was attributable to several factors, including increases in residential electricity prices, domestic gas prices and fruit and vegetable prices. Inflation during the first six months of 2003 was 1.25%, 1.38 percentage points lower than during the same period of 2002 due to declines in demand in some sectors coupled with decreasing prices for electricity and fruits and vegetables.

Producer prices (excluding the oil and service sectors) increased by 6.3% during 2002, 3.7 percentage points higher than the increase observed during 2001, primarily due to the depreciation of the Mexican peso and the impact of the depreciation on costs of production.

On January 1, 2003, the minimum wage was increased by 4.5%.

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The following table shows in percentage terms the changes in price indices and the annual increase in the minimum wage for the periods indicated.

Changes in Price Indices

	National Producer Price Index(1)(2)	National Consumer Price Index(1)	Increase in Minimum Wage

1998	17.4%	18.6%	30.3%
1999	12.5	12.3	0.8
2000	6.4	9.0	10.1
2001	1.3	4.4	7.0
2002	9.2	5.7	5.8
2003
January	1.4	0.4	4.5
February	1.4	0.3	0.0
March	0.3	0.6	0.0
April	(1.2)	0.2	0.0
May	(0.4)	(0.3)	0.0
June	0.8	0.1	0.0
July	0.3	0.1	0.0
August	0.8	0.3	0.0
September	0.0	0.6	0.0

(1)	For annual figures, change in price index from December to December. For monthly figures, change from end of previous month.
(2)	Index includes oil prices.
Source: Banco de México.

Interest Rates

During 1998, interest rates experienced upward pressure due to volatility in the foreign exchange markets and international financial markets resulting from the financial crises in Asia and Russia, financial turmoil in countries such as Brazil and Venezuela and restrictive monetary policies adopted by Banco de México. During 1998, interest rates on 28-day Cetes averaged 24.8%, as compared with 19.8% during 1997.

After increasing sharply in January 1999 due to volatility in the international markets caused by the financial crisis in Brazil, interest rates declined during the balance of 1999. The lower rates were attributable, in part, to lower inflationary expectations and to the favorable reaction by participants in the money market to the appreciation of the peso against the dollar resulting from the recovery of international crude oil prices and the Government’s fiscal discipline. The 28-day Cetes rate averaged 21.4% during 1999, 3.4 percentage points lower than the average during 1998.

The 28-day Cetes rate reached 18.1%, its highest level in 2000, during the last week of November 2000. This was primarily due to the volatility in the international financial markets caused by the signs of a deceleration of economic growth in the United States and the restrictive monetary policy adopted by Banco de México. However, interest rates registered a slight decline toward the end of 2000. For 2000 as a whole, the 28-day Cetes rate averaged 15.2%, 6.2 percentage points lower than the average rate during 1999, and the 91-day Cetes rate averaged 16.2%, 6.2 percentage points lower than the average rate during 1999.

During 2001, interest rates on 28-day Cetes averaged 11.3% and interest rates on 91-day Cetes averaged 12.2%, as compared with average rates on 28-day Cetes and 91-day Cetes of 15.2% and 16.2%, respectively, during 2000. This decrease was primarily due to low inflation, amendments to monetary policy restrictions and decreases in interest rates abroad.

During 2002, interest rates on 28-day Cetes averaged 7.1% and interest rates on 91-day Cetes averaged 7.4%, as compared with average rates on 28-day and 91-day Cetes of 11.3% and 12.2%, respectively, during 2001. Interest rates rose during the first quarter of 2002, largely due to anticipation that inflation would result from the partial

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elimination of subsidies on electricity prices, but declined during the remainder of the year following monetary policy interventions that reduced the risk of inflationary pressures.

During the first six months of 2003, interest rates on 28-day Cetes averaged 7.5% and interest rates on 91-day Cetes averaged 7.7%, as compared with average rates on 28-day and 91-day Cetes of 7.0% and 7.2%, respectively, during the same period of 2002. On October 14, 2003, the 28-day Cetes rate was 5.42% and the 91-day Cetes rate was 5.66%. Domestic interest rates have been at historically low levels during the first six months of 2003, largely due to reduced inflationary expectations and favorable conditions in the financial markets.

Since March 1995, Banco de México has published an interest rate called the tasa de interés interbancaria de equilibrio (the equilibrium interest rate, or “TIIE”). The TIIE is calculated as the interest rate at which the supply and demand for funds in the domestic financial market reach equilibrium. By contrast, the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or “CPP”), an alternative measure of interest rates, lags somewhat behind current market conditions.

The following table sets forth the average interest rates per annum on 28-day and 91-day Cetes, the CPP and the TIIE for the periods indicated.

Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	TIIE

1998:
January-June	18.8%	19.9%	17.2%	20.7%
July-December	30.7	32.5	24.9	33.1
1999:
January-June	24.3	24.7	22.2	27.3
July-December	18.6	20.0	17.2	20.9
2000:
January-June	14.7	15.8	13.8	16.8
July-December	15.7	16.5	13.6	17.2
2001:
January-June	14.6	15.2	13.0	16.0
July-December	8.1	9.3	7.3	9.8
2002:
January-June	7.0	7.2	5.4	8.1
July-December	7.2	7.7	5.1	8.3
2003:
January	8.3	8.7	5.4	9.1
February	9.0	8.9	6.3	9.9
March	9.2	9.1	6.4	10.0
April	7.9	8.0	5.9	8.6
May	5.3	5.8	4.4	5.9
June	5.2	5.4	3.9	5.8
July	4.6	5.3	3.6	5.3
August	4.5	5.1	3.3	5.0
September	4.7	5.2	3.3	5.1

Source: Banco de México.

Employment and Labor

The number of permanent workers insured by the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security), which is an indicator of employment in the “formal” sector of the economy, was 10,733,000 in December 2002, a decrease of 19,732 from the level recorded at the end of 2001. According to preliminary information, the open unemployment rate1 (Tasa Desempleo Abierto) was 2.1% in December 2002, or 0.4 percentage

[1] The open unemployment rate is a measure of all unemployed persons older than 12 years of age who have searched for employment (a) during the previous month or (b) during the month prior to the previous month but not during the previous month due to reasons linked to the employment market, and who are prepared to begin work immediately.

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points lower than the rate registered in December 2001. In 2002, the average unemployment rate was 2.7%, an increase of 0.3 percentage points from the average in 2001.

Unemployment has been and continues to be particularly widespread in rural areas, where approximately 25.4% of the population resides, based on the 2000 census. Since the early 1990’s, Mexico’s trade liberalization policies and the implementation of the North American Free Trade Agreement have produced structural changes in the economy that have generated unemployment. Mexico does not have an unemployment benefits scheme or a fully developed social welfare system. The Government is committed to fostering an economic environment that will generate employment opportunities for the large numbers of persons expected to enter the labor force in the medium-term. However, the Government recognizes that addressing Mexico’s significant unemployment and underemployment problem is likely to continue to be an important challenge.

In some regions of Mexico, especially where industrial growth has been rapid, industry has experienced a shortage of skilled labor and management personnel, as well as high turnover rates. Since 1978, the Government has sought to address these problems through legislation requiring in-house training programs, the costs of which are tax deductible. The Government recognizes that further significant investment in worker training will be required.

A significant portion of the Mexican work force is unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and contains certain legal limitations on strikes. Approximately 0.012% of the total working days were lost due to strikes in 2002, up from 0.008% registered in 2001.

Mexico’s minimum wage is set by the National Wage Commission, which consists of representatives of business, labor and the Government. Mexican law requires industry to provide substantial worker benefits, including mandatory profit sharing through a distribution of 10% of pre-tax profits to workers. Other benefits include mandatory participation in the pension fund and worker housing fund systems. The minimum wage increased by 4.5% in January 2003.

The Ley del Seguro Social (Social Security Law), and Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, together with the Social Security Law, the “Social Security Laws”) require employers (including government entity employers) to deposit with a credit institution selected by the employer an amount equal to 2% of each worker’s base salary. The amount contributed on behalf of each worker forms a retirement sub- account that, together with the housing sub-account described in the following paragraph, constitutes a single account for each worker. Sums contributed to a worker’s retirement sub-account may be withdrawn only when the worker retires or becomes permanently disabled. In addition, beginning in 1997, each worker may maintain an independent retirement account managed by an approved retirement fund manager. The retirement fund managers are financial institutions established, subject to Government approval, to administer individual pension accounts and manage mutual funds known as Sociedades de Inversión Especializadas de Fondos para el Retiro (Specialized Retirement Mutual Investment Funds). A majority of the outstanding shares of each retirement fund manager must be owned by Mexican persons, and no single person may acquire control over more than 10% of any class of shares. This retirement savings system was designed both to improve the economic condition of Mexican workers and to promote long-term savings in the economy, providing financing for investment projects in both the public and private sectors.

The Instituto del Fondo Nacional de la Vivienda para los Trabajadores (the National Workers’ Housing Fund Institute) was created in 1972 in order to administer housing programs for workers and address the shortage of housing, estimated at 4.2 million housing units as of December 2002 relying on data collected in the 2000 census. The housing fund institute acts as a financial intermediary, extending credit to workers for the construction and purchase of homes. Currently, employers are required to contribute an amount equal to 5% of each worker’s base salary to a housing sub-account with a banking institution. As with the retirement sub-accounts, the funds contributed are deductible from the employer’s current income for tax purposes. These funds are in turn required to be deposited to an account of the housing fund institute at Banco de México. Upon a worker’s receipt of a loan from the housing fund institute for the purchase or construction of a home, any amounts in the worker’s housing sub-account are available for financing the down payment on the home. Unused amounts may be withdrawn by the worker upon retirement or permanent disability.

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At December 31, 2002, funds totaling approximately Ps.107.3 billion had been deposited in the pension and housing funds, Ps. 33.5 billion of which corresponds to deposits in workers’ retirement sub-accounts and Ps. 73.8 billion of which corresponds to deposits in workers’ housing sub-accounts.

At December 31, 2002, 29,421,202 individual retirement accounts had been established with retirement fund managers. At December 31, 2002, the total amount of funds accumulated in the individual accounts of workers with retirement fund managers (including transfers from the pension sub-accounts established with banks under the old Social Security Laws, direct contributions under the new pension system and housing sub-accounts managed by the National Workers’ Housing Fund Institute) was Ps. 496.0 billion.

At December 31, 2002, the assets managed by retirement fund managers in mutual funds totaled Ps. 324.4 billion. The mutual funds may invest up to 100% of the funds they hold in Mexican Government debt securities, up to 35% in securities issued by private sector companies and up to 10% in foreign-currency denominated securities. At December 31, 2002, 85.5% of the total portfolio of the mutual funds was invested in Mexican Government securities, while the remaining 14.5% was invested in private sector and bank securities.

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PRINCIPAL SECTORS OF THE ECONOMY

Manufacturing

During 2000, the manufacturing sector grew by 6.9% in real terms, as compared with 7.3% growth in 1998 and 4.2% growth in 1999. All of the categories comprising the manufacturing sector experienced growth in 2000. Metallic products, machinery and equipment grew by 13.6%, and other manufacturing industries grew by 8.2%, each in real terms. The followings sectors also registered real growth rates: non-metallic minerals products grew by 4.1%; textiles, garments and leather grew by 5.4%; basic metals industries grew by 3.0%; food, beverages and tobacco grew by 3.9%; chemical products, petroleum derivatives, rubber and plastic products grew by 3.3%; paper, paper products and printing grew by 2.7% and wood industry and derivatives grew by 3.9%, each in real terms.

During 2001, the manufacturing sector contracted by 3.7% in real terms, as compared with the growth experienced in 2000. The contraction in this sector was largely attributable to the slowdown in economic growth in the United States, which reduced demand for Mexican exports of manufactured goods, the continued strength of the peso and the slowdown in demand in Mexico. Food, beverages and tobacco grew by 2.6% in real terms. In contrast, other manufacturing industries contracted by 2.1%; metallic products, machinery and equipment contracted by 6.9%; paper, paper products and printing contracted by 4.4%; chemical products, petroleum derivatives, rubber and plastic products contracted by 3.8%; wood industry and derivatives contracted by 6.8%; non-metallic mineral products contracted by 1.7%; basic metal industries contracted by 7.1% and textiles, garments and leather contracted by 8.1%, each in real terms.

During 2002, the manufacturing sector contracted by 0.6% in real terms, as compared with 2001. The contraction of the sector was attributable primarily to a decrease in production in the in-bond industry, which in turn was caused largely by the slowdown of the United States economy and the corresponding decrease in demand from the United States. Six manufacturing sector categories experienced decreases: chemical products, petroleum derivatives, rubber and plastic products contracted by 0.6%; wood industry and derivatives contracted by 1.3%; metallic products, machinery and equipment contracted by 1.7%; textiles, garments and leather contracted by 6.2%; paper, paper products and printing contracted by 0.1% and other manufacturing industries contracted by 2.0%, each in real terms. Three manufacturing sector categories experienced growth: food, beverages and tobacco grew by 1.2%; non-metallic minerals products grew by 3.5% and basic metals industries grew by 0.7%, each in real terms.

According to preliminary figures, the manufacturing sector contracted by 1.9% in real terms in the first six months of 2003, as compared to the same period of 2002. Basic metal industries grew by 7.9%; non-metallic mineral products grew by 3.1%; chemical products, petroleum derivatives, rubber and plastic products grew by 2.1%; paper, paper products and printing grew by 0.7%; and food, beverages and tobacco grew by 0.6%, each in real terms. In contrast, wood industry and derivatives contracted by 2.9%; metallic products, machinery and equipment contracted by 6.4%; textiles, garments and leather contracted by 8.1% and other manufacturing industries contracted by 11.2%, each in real terms.

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The following table shows the value of industrial manufacturing output and the percentage of total output accounted for by each manufacturing sector in constant 1993 prices.

Industrial Manufacturing Output

	1998		1999		2000		2001(1)		2002(1)		1998	2002(1)

	(in billions of pesos)(2)										(% of total)
Food, beverages and tobacco	Ps.	69.7	Ps.	72.5	Ps.	75.3	Ps.	76.7	Ps.	78.2	24.5%	25.8%
Metallic products, machinery and equipment		83.9		89.7		101.8		95.5		93.3	29.5	30.8
Chemical products, petroleum derivatives, rubber and plastic products		43.4		44.4		45.8		43.9		43.8	15.2	14.5
Textiles, garments and leather		24.2		25.0		26.3		23.7		22.7	8.5	7.5
Non-metallic mineral products other than petroleum derivatives and coal		19.5		19.9		20.7		19.8		21.1	6.9	6.9
Basic metals industries		14.7		14.8		15.2		14.4		14.2	5.2	4.7
Paper, paper products and printing		13.0		13.7		14.1		13.5		13.4	4.6	4.4
Wood industry and derivatives		8.0		8.0		8.3		8.0		7.7	2.8	2.5
Other manufacturing industries		8.2		8.7		9.4		9.3		9.0	2.9	3.0

Total	Ps.	284.6	Ps.	296.6	Ps.	317.0	Ps.	304.7	Ps.	303.4	100.0%	100.0%

Note: Totals may differ due to rounding.
(1)	Preliminary.
(2)	Constant pesos with purchasing power at December 31, 1993.
Source: National Institute of Statistics Geography and Informatics.

To take advantage of lower manufacturing overhead, particularly with respect to labor costs, and Mexico’s long common border with the United States, the Government has encouraged the development of in-bond industries (maquiladoras) since the early 1980s. These industries are granted special customs treatment which permits them to process semi-finished products supplied from the United States, Japan, China and Korea for re-export. The products include auto parts, electronic items, food, household appliances, finished textiles and toys. See “External Sector of the Economy—In-bond Industry.”

Most of the growth in Mexico’s manufacturing output since 1987 has resulted from increased production by plants located outside of the Valley of Mexico (where Mexico City is located). However, a significant portion of Mexico’s manufacturing output still originates from plants located in this area. In an effort to address the high pollution levels in the Valley of Mexico, the authorities have implemented regulations that require certain types of plants to reduce operations or close temporarily when the concentration of pollutants in the air rises to certain levels. The authorities ordered industrial plants in the Valley of Mexico to reduce operations for one day in 2002 and for eight days in 1999 due to high pollution levels. No restrictions were ordered in 2001 or 2000 due to lower than anticipated pollution levels during those years. The Government has also followed a general policy of discouraging industry from constructing new plants in the Valley of Mexico or other major industrial cities, such as Monterrey and Guadalajara.

The concentration of industry in the Valley of Mexico, together with Mexico City’s climatic and demographic characteristics, contribute to high levels of suspended particles, sulfur dioxide (a gaseous by-product of the combustion of diesel fuel and fuel oil), airborne lead (released as a gas when leaded gasoline is burned and released in particulate form by industry), carbon monoxide (produced by the incomplete combustion of gasoline) and ozone (resulting from the combination of nitrous oxides, hydrocarbons and solar radiation). While the various means of transportation in and around Mexico City account for the vast majority of the air pollution in Mexico City and, indirectly, for the vast majority of ozone present in the atmosphere (and are thus the main target of anti-pollution programs), industry also produces a significant amount of pollution.

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In addition to the existing anti-pollution regulations issued pursuant to the Ley General de Equilibrio Ecológico y la Protección al Ambiente (Law of Ecologic Equilibrium and the Protection of the Environment), on March 11, 1992, the Government, through the Metropolitan Pollution Commission of the Valley of Mexico, entered into an agreement with representatives of industries located in the Valley of Mexico to coordinate and intensify measures to control and reduce the pollution generated by these industries.

Moreover, the use of catalytic converters in cars has been phased in, and starting with the 1993 model year, all new cars driven in Mexico City are required to be equipped with emissions control equipment that meets U.S. performance standards. In 1989, Mexico City instituted a program entitled Hoy No Circula (No Driving Today), requiring that one-fifth of the city’s private vehicles be kept out of circulation each weekday. The program has periodically been expanded to remove cars from circulation two times each week. It currently remains in effect in Mexico City and has been introduced in several other cities.

Petroleum and Petrochemicals

General

Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with the central planning and management of Mexico’s petroleum industry. Petróleos Mexicanos, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex- Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (collectively, the “subsidiary entities” and, together with Petróleos Mexicanos and its subsidiary companies, “PEMEX”) comprise Mexico’s state oil and gas company. Each of Petróleos Mexicanos and the Subsidiary Entities is a decentralized public entity of the Government of Mexico and is a legal entity empowered to own property and carry on business in its own name. PEMEX is the largest company in Mexico and is one of the largest companies in the world.

The law establishing Petróleos Mexicanos and the Subsidiary Entities allocates the operating functions of PEMEX among the four Subsidiary Entities. This law and related regulations grant PEMEX the exclusive right to:

•	explore, exploit, refine, transport, store, distribute and sell (first-hand) crude oil;

•
explore, exploit, produce and sell (first-hand) natural gas, as well as transport and store natural gas, to the extent these activities are inextricably linked with such exploitation and production; and

•
produce, store, transport, distribute and sell (first-hand) the derivatives of petroleum (including petroleum products) and natural gas used as basic industrial raw materials that are considered “basic” petrochemicals, which include ethane, propane, butanes, pentanes, hexanes, heptanes, naphthas, carbon black feedstocks and methane, but in this last case, only if obtained from hydrocarbons used as basic raw materials by the petrochemical industry and obtained from deposits located in Mexico.

Results of Operations

Based on the consolidated results of Petróleos Mexicanos, the subsidiary entities and Petróleos Mexicanos’ consolidated subsidiary companies, total sales revenues (net of the Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services, or the “IEPS Tax”)) for 2002 amounted to Ps. 366.9 billion, an increase of 4.8% from total sales revenues (net of the IEPS Tax) during 2001 of Ps. 350.1 billion, primarily as a result of an increase in crude oil export prices. During 2002, the net loss of PEMEX, as calculated in accordance with Mexican GAAP, amounted to Ps. 30.5 billion, as compared with a net loss during 2001 of Ps. 34.1 billion. This 10.6% nominal decrease in losses was due primarily to a 14.8% increase in the weighted average price of crude oil sold for export, which was partially offset by a 3.0% decrease in the volume of crude oil exported, and a decrease in cost of sales, resulting from (a) a reduction in product purchases and (b) an increase in the valuation of inventory of crude oil and petroleum products (which is accounted for as a reduction in cost of sales).

During 2002, export sales by the subsidiary entities to P.M.I. Comercio Internacional, S.A. de C.V. (“PMI”), Petróleos Mexicanos’ marketing subsidiary, to PMI’s affiliates and to third parties (excluding the trading activities of

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PMI and its affiliates) increased by 17.1% in nominal peso terms (with dollar-denominated export revenues converted to pesos at the exchange rate on the date on which the export sale was made), from Ps. 120.7 billion in 2001 to Ps. 141.4 billion in 2002, mainly due to an increase in the average price of crude oil exports. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2002 was U.S. $21.31, 14.8% higher than the weighted average price of U.S. $18.57 in 2001. Export sales increased as a percentage of total net sales (net of the IEPS Tax) from 36.6% in 2001 to 41.4% in 2002. Domestic sales (net of the IEPS Tax) decreased by 4.3%, from Ps. 208.7 billion in 2001 to Ps. 199.8 billion in 2002, due to a decrease in the domestic prices of certain petroleum products and a fall in demand for petrochemical products.

PEMEX’s total sales revenues (net of the IEPS Tax) for the first six months of 2003 amounted to Ps. 260.7 billion, an increase of 60.4% as compared with net sales revenues (net of the IEPS Tax) during the first six months of 2002 of Ps. 162.5 billion. During the first six months of 2003, the net loss of Petróleos Mexicanos, the subsidiary entities and the Pemex Project Funding Master Trust (excluding subsidiary companies), as calculated in accordance with Mexican GAAP (unaudited), amounted to Ps. 4.0 billion, as compared with a Ps. 6.4 billion net loss during the first six months of 2002. This decrease in loss was due primarily to an increase in the average price of crude oil exports and an increase in the prices and volume of the principal petroleum products that were sold in the domestic market.

Export sales increased by 54.0% in peso terms (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made), from Ps. 77.0 billion in the first six months of 2002 to Ps. 118.6 billion in the first six months of 2003. During the first six months of 2003, export sales by the subsidiary entities to PMI, to PMI’s affiliates and to third parties increased by 55.9% in nominal peso terms (with dollar-denominated export revenues converted to pesos at the exchange rate on the date on which the export sale was made), from Ps. 60.7 billion in the first six months of 2002 to Ps. 94.6 billion in the first six months of 2003. Export sales decreased as a percentage of total net sales (net of the IEPS Tax) from 47.4% in the first six months of 2002 to 45.5% in the first six months of 2003. Domestic sales (net of the IEPS Tax) increased by 66.4%, from Ps. 85.4 billion in the first six months of 2002 to Ps. 142.1 billion in the first six months of 2003.

Reserves

Under the Political Constitution of Mexico and the Regulatory Law to Article 27 of the Political Constitution of Mexico, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the law establishing them, Petróleos Mexicanos and the subsidiary entities (except for Pemex-Petrochemicals) have the exclusive right to produce, not own, these reserves, and sell the production, subject to the payment of hydrocarbon duties described under “—Taxes and Duties” below. The exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico.

Proved oil and gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions—i.e., prices and costs at the date of estimation. Mexico’s proved reserves are estimated by PEMEX’s technical staff.

PEMEX estimates Mexico’s reserves using standard geological and engineering methods generally accepted by the petroleum industry. The choice of method or combinations of methods employed in the analysis of each reservoir is determined by experience in the area, stage of development, quality and completeness of basic data and production and pressure history.

The reserves data set forth herein represent only estimates. Reserves evaluation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data, engineering and geological interpretation and judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and production subsequent to the date of an estimate may justify revision of an estimate.

Mexico’s total proved developed and undeveloped reserves of crude oil and condensates decreased by 7.0% in 2001, from 20.2 billion barrels of oil equivalent at December 31, 2000 to 18.8 billion barrels of oil equivalent at December 31, 2001, and decreased by 8.4% in 2002, from 18.8 billion barrels of oil equivalent at December 31, 2001 to 17.2 billion barrels of oil equivalent at December 31, 2002. Mexico’s total proved developed and undeveloped dry gas

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reserves decreased by 6.4% in 2001, from 17.4 trillion cubic feet at December 31, 2000 to 16.3 trillion cubic feet at December 31, 2001, and decreased by 7.8% in 2002, from 16.3 trillion cubic feet at December 31, 2001 to 15.0 trillion cubic feet at December 31, 2002.

The following two tables of crude oil and dry gas reserves set forth PEMEX’s estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the Securities Act of 1933.

Crude Oil and Condensate Reserves
(including natural gas liquids)(1)

	1999	2000	2001	2002

	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	21,638	21,519	20,186	18,767
Revisions	775	(180)	(144)	(247)
Extensions and discoveries(2)	311	91	2	(36)
Production	(1,205)	(1,244)	(1,277)	(1,288)

At December 31	21,519	20,186	18,767	17,195

Proved developed reserves at December 31	11,414	12,312	12,622	11,725

Note:	Numbers may not total due to rounding.
(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.
(2)	Extensions include positive and negative changes due to new data gathered through drilling of extension wells.
Source: Pemex-Exploration and Production.

Dry Gas Reserves

	1999	2000	2001	2002

	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	17,054	18,471	17,365	16,256
Revisions	2,427	3	(78)	(443)
Extensions and discoveries(1)	176	58	98	313
Production(2)	(1,186)	(1,167)	(1,129)	(1,141)

At December 31	18,471	17,365	16,256	14,986

Proved developed reserves at December 31	11,127	9,713	8,776	8,572

Note:	Numbers may not total due to rounding.
(1)	Extensions include positive and negative changes due to new data gathered through drilling of extension wells.
(2)
Natural gas production reported in other tables refers to wet, sour gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

Exploration and Drilling

PEMEX seeks to identify new oil reservoirs through its exploration program in order to maintain an adequate level of reserves. From 1990 through 2002, PEMEX completed 2,498 exploration and development wells. During 2002, PEMEX had average success rates of 50% for exploration wells and 88% for development wells. From 1998 to 2002, PEMEX discovered 5 new crude oil and 43 new natural gas fields, bringing the total number of PEMEX’s crude oil and natural gas fields in production to 310 at the end of 2002.

Most of PEMEX’s offshore production in the Gulf of Mexico occurs in waters less than 100 meters deep; however, PEMEX’s 2002 exploration program included exploration of regions located in deeper waters. PEMEX’s most productive crude oil and natural gas fields in the Gulf of Mexico are in the Cantarell complex, Ku-Maloob-Zaap in the Northeast Marine region and Caan, Abkatun and Chuc in the Southwest Marine region. The Cantarell complex, for example, produced 1,879 thousand barrels per day of crude oil in 2002, or 59.1% of PEMEX’s total 2002 crude oil production, and 688 million cubic feet per day of natural gas in 2002, or 15.6% of PEMEX’s total 2002 natural gas production.

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The following table summarizes PEMEX’s drilling activity for the five years ended December 31, 2002.

	Year Ended December 31,
	1998	1999	2000	2001	2002

Wells drilled	233	234	285	449	447
Wells completed	203	234	247	459	459
Exploratory wells	21	22	37	53	55
Success rate %	62	41	57	53	50
Development wells	182	212	210	406	404
Success rate %	98	91	95	91	88
Producing wells at end of period(1)	4,551	4,269	4,184	4,435	4,591
Marine Region(1)	336	302	310	352	346
Southern Region(1)	1,260	1,125	1,113	1,066	1,000
Northern Region(1)	2,955	2,842	2,761	3,017	3,245
Fields in production	324	313	299	301	310
Marine Region	19	19	18	19	20
Southern Region	105	106	104	96	94
Northern Region	200	188	177	186	196
Drilling Rigs	60	42	43	50	70
Kilometers drilled	728	706	782	1,098	1,186
Average depth by well (meters)	3,907	3,062	2,838	2,359	2,478
Discovered Fields(2)	6	5	6	15	6
Crude Oil	2	—	1	0	2
Natural gas	4	5	5	15	14
Crude oil and natural gas output by well (barrels per day)	897	920	959	923	900

(1)	Figures for the years ended 2000, 2001 and 2002 represent annual averages of producing wells.
(2)	Includes only fields for proved reserves.
Source: Pemex-Exploration and Production.

Production and Refining

PEMEX produces four types of crude oil: Maya, a heavy crude oil; Altamira, a heavy crude oil; Isthmus, a light crude oil and Olmeca, a very light crude oil. Most of PEMEX’s production consists of Isthmus and Maya crude oil. In 2002, 68.2% of PEMEX’s total production of crude oil consisted of heavy crudes and 31.8% consisted of light and very light crudes. During 2002, PEMEX produced an average of 3,177 thousand barrels of crude oil per day, 1.6% more than its average daily production of 3,127 thousand barrels per day during 2001.

PEMEX’s average natural gas production decreased by 2.0% in 2002, from 4,511 million cubic feet per day in 2001 to 4,423 million cubic feet per day in 2002, and condensates production in 2002 was 10.5% lower than in the same period of 2001. Refined products production increased slightly from 1,267 thousand barrels per day in 2001 to 1,276 thousand barrels per day in 2002.

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The following table sets forth production rates for crude oil, natural gas, refined products and petrochemicals.

	Year Ended December 31,

	1998	1999	2000	2001	2002

Production
Crude oil (tbpd)	3,070	2,906	3,012	3,127	3,177
Natural gas(1) (mmcfpd)	4,791	4,791	4,679	4,511	4,423
Refined products(2) (tbpd)	1,329	1,284	1,246	1,267	1,276
Petrochemicals(3) (ttpy)	14,656	12,823	11,501	10,377	9,880

Notes:	Totals may differ due to rounding.
mmcfpd = million cubic feet per day.
tbpd = thousand barrels per day.
ttpy = thousand tons per year.
(1)	Reflects natural gas production by Pemex-Exploration and Production.
(2)	Includes natural gas liquids.
(3)	Excludes ethane and butane gases.
Source: PEMEX’s December 2001 Indicadores Petroleros.

Petrochemicals

PEMEX produces basic inputs into the petrochemical production process (such as ethane, butane, natural gas liquids and pentanes), other inputs (such as oxygen, nitrogen and hydrogen), petrochemicals (such as methane derivatives, ethylene and its derivatives, aromatics and their derivatives and propylene and its derivatives) and by-products obtained in the petrochemical production process (such as hydrochloric acid and sulfur).

PEMEX’s total petrochemical production (excluding ethane and butane gases) decreased by 4.8% in 2002, from 10,377 tons in 2001 to 9,880 tons in 2002.

Under Mexican law, the right to manufacture “basic” petrochemical products is vested solely in the Mexican nation, which may produce them only through PEMEX or any other decentralized public entity established by law for this purpose. Basic petrochemical products have traditionally been defined as those which result from the first physical or chemical transformation of crude oil and those considered to be strategic. Since 1996, only nine products—ethane, propane, butane, pentane, hexane, heptane, naphtha, carbon black feedstocks and methane (but, in the case of methane, only if obtained from hydrocarbons used as basic raw materials by the petrochemical industry from deposits in Mexico)—have been considered “basic” petrochemicals.

Since the end of 1993, Mexican law has permitted private investment in the manufacture of “secondary” petrochemical products. These are defined to include all petrochemical products not designated “basic” by the Ministry of Energy. Both foreign and domestic private investors may own 100% of any petrochemical plant producing secondary petrochemicals, and companies engaged in the production of secondary petrochemicals which produce basic petrochemicals as by-products may now sell them in the production process within plants in the same unit or complex, or deliver them to PEMEX pursuant to an agreement and under terms established by the Ministry of Energy. As a result, PEMEX no longer has a monopoly on the production and initial sale of most petrochemicals in Mexico.

Pemex-Petrochemicals and Petróleos Mexicanos are the sole shareholders of seven subsidiaries that hold the assets and liabilities associated with the production of non-basic petrochemicals, as well as the real estate corresponding to each complex or plant. On August 28, 2002, the board of directors of Petróleos Mexicanos approved the merger of the seven subsidiaries of Pemex-Petrochemicals into Pemex-Petrochemicals. The merger is subject to the review of the Mexican government and the fulfillment of other legal requirements, and has not yet been completed.

Commercial Activities

Besides crude oil and natural gas, PEMEX markets a full range of oil and gas derivatives in Mexico, including gasolines, jet fuels, diesel, fuel oil and petrochemicals. PEMEX supplies the majority of Mexico’s primary energy

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requirements. PEMEX is one of a few major producers of crude oil worldwide that experiences significant domestic demand for its refined products.

PEMEX sells approximately 46% of its crude oil in the domestic market in the form of refined products and petrochemicals; it exports the remainder of the crude oil (1.75 million barrels per day in 2001 and 1.70 million barrels per day in 2002). Total net exports averaged U.S. $7.55 billion per annum between 1998 and 2001, and were U.S. $10.04 billion in 2002.

The following tables set forth the average volume and value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2002.

Volume of Exports and Imports

	Year Ended December 31,
						2002
	1998	1999	2000	2001	2002	vs. 2001

	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil
Olmeca	457.1	434.4	397.5	317.4	244.8	(22.9)%
Isthmus	195.9	190.1	109.7	86.8	45.8	(47.2)
Maya(1)	1,058.7	929.1	1,096.4	1,350.7	1,411.4	4.5

Total crude oil	1,711.7	1,553.6	1,603.6	1,754.9	1,702.1	(3.0)

Natural gas(2)	5.9	20.4	3.5	3.7	4.4	18.9
Refined products	120.0	149.7	112.5	102.5	155.9	52.1
Petrochemical products(3)	1,025.4	785.0	1,123.8	794.0	800.6	0.8

Imports
Natural gas(2)	22.6	22.0	34.1	43.1	87.4	102.8
Refined products	335.2	365.3	445.5	382.1	349.9	(8.4)
Petrochemical products(3)	130.8	214.9	444.4	280.3	295.2	5.3

Note:	Numbers are subject to adjustment because the volume of crude oil exports actually sold during December 2002 may be adjusted to reflect the percentage of water in each shipment.
(1)	In 1998, 1999, 2000, 2001 and 2002, numbers include six, nine, eleven, twenty and seventeen thousand barrels per day, respectively, of Altamira crude oil.
(2)	Fuel oil equivalent.
(3)	Thousands of metric tons.

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Value of Exports and Imports(1)

	Year Ended December 31,
						2002
	1998	1999	2000	2001	2002	vs. 2001

	(in millions of U.S. dollars)					(%)
Exports
Crude Oil
Olmeca	$2,194.4	$2,830.7	$4,219.9	$2,775.7	$2,222.8	(19.9)%
Isthmus	848.9	1,211.2	1,119.5	705.9	392.5	(44.4)
Maya(2)	3,306.7	4,774.3	9,206.8	8,414.1	10,660.6	26.7

Total crude oil(3)	6,350.0	8,816.2	14,546.2	11,895.7	13,275.9	11.6
Natural gas	30.9	114.3	48.8	47.8	4.0	(91.6)
Refined products	560.7	899.6	1,167.8	896.5	1,288.5	43.7
Petrochemical products	143.3	133.3	280.3	145.2	145.3	—

Total exports	$7,084.9	$9,963.4	$16,043.1	$12,985.2	$14,713.7	13.3%

Imports
Natural gas	121.7	132.2	366.5	423.8	775.4	83.0
Refined products	2,109.3	2,889.1	5,411.8	4,139.2	3,827.4	(7.5)
Petrochemical products	33.8	55.2	125.2	83.9	70.5	(16.0)%

Total imports	$2,264.8	$3,076.5	$5,903.5	$4,646.9	$4,673.2	0.6%

Net exports	$4,820.1	$6,886.9	$10,139.6	$8,338.3	$10,040.5	20.4%

Note:	Numbers may not total due to rounding.
(1)
Does not include crude oil, refined products, petrochemicals and natural gas purchased by PMI Trading or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained in the financial statements under “Net Sales” because of the differences in methodology associated with the calculation of the exchange rates and other minor adjustments.

(2)	In 1998, 1999, 2000, 2001 and 2002, numbers include six, nine, eleven, twenty and seventeen thousand barrels per day, respectively, of Altamira crude oil.
(3)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.
Source: PMI operating statistics, which are based on information in bills of lading.

The following table sets forth the average price per barrel of crude oil exported by PEMEX for the years indicated.

Crude Oil Prices

	Year Ended December 31,

	1998	1999	2000	2001	2002

	(U.S. dollars per barrel)
Olmeca	$13.15	$17.85	$29.00	$23.96	$24.87
Isthmus	11.87	17.45	27.87	22.27	23.48
Maya	8.56	14.08	22.98	17.13	20.71
Altamira(1)	7.20	12.94	19.67	12.75	19.41
Weighted average realized price	$10.16	$15.55	$24.78	$18.57	$21.37

(1)	PEMEX began selling Altamira crude oil in 1998.
Source: PMI operating statistics, which are based on information in bills of lading.

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From 1998 to 2002, PEMEX’s crude oil export sales by volume were distributed among the following countries:

Crude Oil Exports by Country

	Percentage of Exports
	1998	1999	2000	2001	2002

United States	77.0%	75.4%	75.0%	75.3%	78.6%
Spain	7.7	7.8	8.7	8.4	8.3
Netherlands Antilles	5.0	6.6	6.7	7.6	5.3
Japan	1.8	2.7	2.2	1.0	0.6
Canada	1.9	1.5	1.7	1.6	1.2
Others	6.6	6.0	5.7	6.1	6.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.
Source: PMI operating statistics, which are based on information in bills of lading.

Although it is not a member of the Organization of the Petroleum Exporting Countries (“OPEC”), since 1998 Mexico has entered into agreements with OPEC and non-OPEC members to reduce its oil exports in order to stabilize international oil prices. Under three agreements in 1998 and 1999, Mexico agreed to reduce its crude oil exports by 325 thousand barrels per day through most of 1999. These agreements were successful in raising oil prices in 1999. All three crude oil export reduction agreements expired on March 31, 2000.

In 2000, the Secretary of Energy of Mexico announced increases in crude oil exports by a total of 225 thousand barrels per day, in line with OPEC agreements to increase crude oil production that year. By contrast, in 2001, the Secretary of Energy announced reductions in crude oil export levels totaling 185 thousand barrels per day. Mexico agreed with other oil producing countries to reduce its oil exports in conjunction with production cuts by other oil producing countries in order to stabilize oil prices, which fell sharply in December 2000.

Following OPEC’s announcement that it would reduce crude oil production by 1.5 million barrels a day, on January 2, 2002, Mexico announced it would decrease its crude oil exports by 100 thousand barrels per day to 1.66 million barrels per day for six months beginning on January 1, 2002. Following an OPEC announcement that it would maintain current crude oil production levels through fourth quarter 2002, Mexico affirmed that it would maintain its crude oil exports at their present levels for the same period. In January 2003, as a result of increasing market demand, Mexico agreed to increase its crude oil exports by 100 thousand barrels per day to a level of 1.76 million barrels per day. In February 2003, in light of the loss of more than 2 million barrels per day of Venezuelan crude oil, Mexico announced a 120 thousand barrel per day increase in its crude oil exports to a level of 1.88 million barrels per day. Most recently, following an OPEC announcement that it would cut crude oil production by 900 thousand barrels per day beginning November 1, 2003, Mexico announced that it expected to maintain its crude oil exports at their present levels.

PEMEX imports natural gas to satisfy shortfalls in domestic production and to meet demand in areas of northern Mexico which, due to the distance from PEMEX’s fields, can be supplied more efficiently through imports from the United States. PEMEX imported 592.5 million cubic feet per day of natural gas in 2002, a 102.8% increase over the 292.2 million cubic feet per day imported in 2001. Imports of natural gas increased in value by 83.0% during 2002, while the value of exports of natural gas decreased by 91.6% primarily because of an increase in domestic demand for natural gas resulting from increased activity in the Mexican electrical and industrial sectors and by natural gas distributors.

In 2002, Pemex continued to be a net importer of refined products. PEMEX’s net imports of refined products for 2002 totaled U.S. $2,538.9 million, a 21.7% reduction from the refined products trade deficit of U.S. $3,242.7 million in 2001. Imports of refined products decreased in volume by 8.4% during 2002, while exports of refined products increased in volume by 52.1%. During 2003, import volumes of refined products are likely to continue to fluctuate significantly as a result of the anticipated startup of new refining plants.

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Exports of petrochemical products increased from approximately 794.0 thousand metric tons in 2001 to approximately 800.6 thousand metric tons in 2002, while imports of petrochemical products increased from approximately 280.3 thousand metric tons in 2001 to approximately 295.2 thousand tons in 2002. The value of petrochemical exports stayed roughly constant, at approximately $145.2 million in 2001 and $145.3 million in 2003, while the value of petrochemical imports fell from $83.9 million in 2001 to $70.5 million in 2002.

Capital Expenditures and Investments

In 2002, Pemex-Exploration and Production invested Ps. 71,874 million in exploration and production, as compared to Ps. 57,302 million in 2001. Pemex-Exploration and Production’s investments comprised approximately 79.0% of PEMEX’s total capital expenditures in 2002. An important component of PEMEX’s investment budget consists of projects financed under the Government’s program for certain long-term productive infrastructure projects (Infraestructura Productiva de Largo Plazo, or “PIDIREGAS”). In 2002, Pemex- Exploration and Production’s PIDIREGAS investments totaled approximately Ps. 49,557 million, which included Ps. 24,397 million in investments in the Cantarell fields, Ps. 9,383 million in development of the Burgos natural gas fields, Ps. 1,439 million in the Delta del Grijalva project and Ps. 8,967 million in the Strategic Gas Program. In addition to PIDIREGAS investments, Pemex-Exploration and Production invested Ps. 4,891 in strategic projects, Ps. 7,790 million in general operating improvements and Ps. 9,636 million in payments of principal and interest on PIDIREGAS debt, for a total of Ps. 22,317 million of non-PIDIREGAS capital expenditures.

For 2003, PEMEX has budgeted Ps. 106,969 million for PIDIREGAS expenditures and Ps. 36,830 million for non-PIDIREGAS expenditures. Of the total PIDIREGAS investment budget for 2003, Ps. 88,968 million (or 83.2%) will be used by Pemex-Exploration and Production. Pemex-Exploration and Production will direct Ps. 25,882 million of its PIDIREGAS budget for 2003 to Cantarell, Ps. 23,368 million to the Strategic Gas Program, Ps. 9,180 million to Burgos, Ps. 755 million to Delta del Grijalva and Ps. 29,783 million to 24 new PIDIREGAS. In addition to these PIDIREGAS investments, Pemex-Exploration and Production anticipates investing Ps. 22,561 million in non-PIDIREGAS expenditures in 2003. Approximately 19% of this amount is to be allocated to investments in projects relating to field development, pipelines and exploration activities, including the continuation of certain projects that began during the period from 1998 to 2002. The remaining 81% will be allocated to operating projects as well as to projects relating to maintenance facilities, industrial safety and environmental projects. In addition, 60% of the total non-PIDIREGAS capital expenditures investments will be allocated to payments of principal and interest on PIDIREGAS debt.

Equity and Dividends

In March 1990, as part of the 1989-92 Financing Package for Mexico described under “Public Debt—External Debt Restructuring and Debt and Debt Service Reduction Transactions,” U.S.$7.58 billion of the external commercial bank debt of Petróleos Mexicanos was exchanged for new 30-year bonds issued by the Government. Petróleos Mexicanos’ indebtedness to the Government was increased by the same amount and subsequently capitalized as equity or Certificates of Contributions “A” (equity participation certificates). As a condition to the capitalization, PEMEX agreed to pay a minimum guaranteed dividend to the Government equivalent to the debt service on the capitalized debt at the exchange rates in effect on the date payments are made. The total dividend to the Government in respect of the capitalized debt is approved annually by the board of directors of Petróleos Mexicanos after the close of each fiscal year, although an amount equal to the minimum guaranteed dividends is paid to the Government in monthly advance payments during the year.

The total dividends paid by Petróleos Mexicanos to the Government in respect of the capitalized debt during 1998, 1999, 2000, 2001 and 2002 amounted to Ps. 3,064 million, Ps. 5,138 million, Ps. 5,564 million, Ps. 2,153 million and Ps. 9,712 million, respectively, which were equivalent to substantially all of Petróleos Mexicanos’ income after taxes and duties in each of those years. In December 1997, the board of directors of Petróleos Mexicanos and the Government agreed to an equity reduction in the capitalized debt in exchange for a cash payment from Petróleos Mexicanos to the Government of Ps. 12.12 billion (U.S. $1.5 billion). In turn, the Ministry of Finance and Public Credit, on behalf of the Government, agreed to a corresponding reduction in the future payments of the minimum guaranteed dividend. In addition, Petróleos Mexicanos and the Government agreed to modify the schedule of advance payments of the minimum guaranteed dividend for 1998, 2001 and certain future years.

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Taxes and Duties

PEMEX must pay a number of special hydrocarbon taxes and duties to the Government, in addition to the other taxes and duties paid by some of the subsidiary companies. The rate at which the hydrocarbon taxes and duties are assessed varies from year to year, and is set after taking into consideration PEMEX’s operating budget, its capital expenditure program and its financing needs.

If the indirect IEPS Tax that PEMEX collects is taken into account, PEMEX contributed approximately 30% of the Government’s revenues in 2002 and 34% in 2001.

The most important taxes and duties payable by PEMEX are the Hydrocarbon Extraction Duty, the Extraordinary Hydrocarbon Extraction Duty, the Additional Hydrocarbon Extraction Duty, the Hydrocarbon Income Tax and the IEPS Tax (collectively, the “Taxes and Duties”). The sum of the Taxes and Duties must equal the Hydrocarbon Duty. For 2003, the Hydrocarbon Duty will be calculated by applying a rate of 60.8% to the Subsidiary Entities’ sales revenues from the PMI Group and third parties, including the IEPS Tax generated by Pemex-Refining, but excluding the value-added tax. PEMEX is required to make advance payments to the Government in respect of its Taxes and Duties liability up to the amount of the Hydrocarbon Duty.

PEMEX’s advance payments are, in turn, credited against PEMEX’s liability under the Hydrocarbon Extraction Duty, the Extraordinary Hydrocarbon Extraction Duty, the Additional Hydrocarbon Extraction Duty, the Hydrocarbon Income Tax and the IEPS Tax. In the event that the sum of the Taxes and Duties is not equal to the Hydrocarbon Duty, the rates of the Hydrocarbon Extraction Duty, the Extraordinary Hydrocarbon Extraction Duty and the Additional Hydrocarbon Extraction Duty will be adjusted to ensure that the sum of the Taxes and Duties becomes equal to the Hydrocarbon Duty.

In addition to the payment of the Hydrocarbon Duty, PEMEX must pay to the Government a duty on “Excess Gains Revenues,” which equals 39.2% of PEMEX’s revenues from crude oil export sales in excess of a threshold crude oil price set for that year, and which for 2002 was U.S. $15.50 per barrel and for 2003 is U.S. $18.35 per barrel. Thus, for every dollar exceeding the threshold price, PEMEX must pay to the Government 60.8 cents in Hydrocarbon Duty and 39.2 cents in Excess Gains Revenue Duty so that all revenues above the threshold amount for that year are payable to the Government. However, for the amount up to the threshold price, PEMEX pays only the Hydrocarbon Duty.

Starting in 1994, interest payments by PEMEX on its external debt are no longer exempt from withholding taxes. Payments made by PEMEX to the Government in respect of withholding taxes are not credited against PEMEX’s liability under the Hydrocarbon Duty, but these taxes do not represent substantial amounts in terms of PEMEX’s total tax liabilities.

Beginning in 1995, PEMEX has been subject to municipal and state taxes, such as real property and payroll taxes. Real property taxes do not represent a substantial portion of PEMEX’s total tax burden, as most of PEMEX’s properties are located on federal property, which is not subject to municipal taxation. Similarly, payroll taxes do not represent a substantial portion of PEMEX’s total tax liability.

Over the past few years, PEMEX and the Government have been discussing various proposals for reforming the Mexican federal tax regime applicable to PEMEX. The proposals have generally sought to change applicable tax law so that PEMEX’s fiscal burdens are similar to those of state-owned oil companies in other countries. In particular, PEMEX has presented alternative internal revenue strategies to improve the Government’s recovery of income from hydrocarbon extraction, while allowing PEMEX to finance more efficiently the development of hydrocarbon reserves and investments in property, plant and equipment. At the present time, however, the Government’s position on this issue is still under consideration, and the extent or nature of future changes, if any, to the federal taxes applicable to PEMEX cannot be predicted.

Petroleum Workers’ Union

The Petroleum Workers’ Union represents approximately 79.2% of the work force of Petróleos Mexicanos and the Subsidiary Entities. The members of the Petroleum Workers’ Union are PEMEX employees and they elect their

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own leadership from among their ranks. PEMEX’s relationship with its employees is regulated by the Ley Federal del Trabajo (Federal Labor Law) and a collective bargaining agreement with the Petroleum Workers’ Union. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually.

On July 18, 2003, Petróleos Mexicanos and the Petroleum Workers’ Union renewed their collective bargaining agreement, effective August 1, 2003, which provided for a 4.3% increase in wages and several increases in benefits oriented to strengthen productivity. The renewed contract is set to expire on July 31, 2005. Since the Petroleum Workers’ Union was officially established in 1938, PEMEX has not experienced labor strikes, although it has experienced work stoppages for short periods of time.

Following the change in presidential administrations, in 2001, the General Comptroller’s Office of the Mexican Government, or the Secretaría de la Función Pública (“SFP”), formerly known as the Secretaría de Contraloria y Desarrollo Administrativo (“SECODAM”), conducted an audit of PEMEX relating to PEMEX’s operations in 2000 and previous years. As a result of that audit, SFP identified a series of transactions between PEMEX and the Petroleum Workers’ Union during 2000 which it believes may have involved illicit behavior. The transactions, allegations and related proceedings are described below.

On January 21, 2002, SFP announced that it had submitted a criminal complaint before the Procuraduría General de la República (the Office of the Federal Attorney General) for the alleged diversion of Ps. 1,580 million in federal monies from PEMEX to the Petroleum Workers’ Union pursuant to agreements and payments made from March 2000 to October 2000. SFP has alleged that the agreements and payments were not properly made under applicable Mexican laws and government regulations.

In addition, the Federal Attorney General has filed charges against, among others, certain former officers of PEMEX charging them with allegedly exceeding the scope of their corporate powers in executing the several transactions under investigation. As a result of its own investigations into these transactions, on March 20, 2002, Petróleos Mexicanos submitted three criminal complaints to the Federal Attorney General against a former Director General, a former Corporate Management Director and a former Chief Financial Officer of PEMEX. The complaints allege that these former officers acted on their own, without the consent of PEMEX’s board of directors or the Mexican Government, to illegally divert a total of Ps. 1,660 million (which included the Ps. 1,580 previously identified by SECODAM) to the Petroleum Workers’ Union and certain of its representatives. The complaint requests that the Federal Attorney General prosecute these former officers should enough evidence exist.

Following PEMEX’s internal investigations and a criminal complaint filed by the Federal Attorney General, in May 2002, a Mexican federal judge issued arrest warrants against certain former officers of Petróleos Mexicanos (including the former officers discussed above) for their alleged embezzlement and unlawful use of their corporate powers and privileges. On July 1, 2002, one of the defendants elected to surrender himself to U.S. federal authorities in Texas instead of federal authorities in Mexico. The Mexican Government has formally requested that U.S. authorities extradite him to Mexico for trial. As of the date of this report, he is awaiting a U.S. federal court hearing in Houston to determine whether he should be extradited to Mexico.

In July 2003, the Office of the Federal Attorney General closed its investigation against those former officers of PEMEX discussed above with regard to charges of money laundering and organized crime, on the grounds that it had insufficient proof to support these charges. Nevertheless, these former officers continue to be sought by the Federal Courts of Mexico for their alleged commission of the crimes of embezzlement, electoral embezzlement, wrongful use of powers and, in the case of two of these former officers, improper exercise of a public service as well.

On September 10, 2002, the Federal Attorney General submitted a request to the Mexican Congress that it remove the legislative immunity from prosecution of a federal Congressman, Carlos Romero Deschamps, and a Senator, Ricardo Aldana Prieto, who is a member of the board of directors of Petróleos Mexicanos as a representative of the Petroleum Workers’ Union. If the Mexican Congress strips these individuals of their legislative immunity, the Federal Attorney General will be able to proceed with their criminal prosecution for the allegedly illegal diversion of PEMEX funds.

On September 1, 2003, the date on which the newly elected Chamber of Deputies was inaugurated, federal Congressman Carlos Romero Deschamps completed his term and no longer enjoys legislative immunity. On September

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22, 2003 and October 7, 2003, a Mexican judge issued two arrest warrants against Mr. Romero Deschamps in connection with the investigation. Senator Ricardo Aldana Prieto will complete his term in 2006, and will continue to enjoy legislative immunity until then unless the Congress strips him of it.

If the former officers or any other parties are found guilty, Mexican law requires the courts to order restitution to PEMEX for the improperly diverted amounts. PEMEX is accordingly pursuing legal action to obtain restitution from whoever is found responsible.

Tourism

During the last three decades, the Government has taken measures to promote the growth of the tourist industry. Through the Fondo Nacional de Fomento al Turismo (the National Fund for Tourism Development, or “FONATUR”), the Government has established tourist centers in Cancún, Ixtapa, Puerto Vallarta, Cabo San Lucas, Bahías de Huatulco and elsewhere. Mexico has increased its hotel and other lodging capacity from 132,701 rooms in 1970 to 452,116 in 2002.

After merchandise exports (including in-bond industries) and worker remittances from abroad, tourism is Mexico’s third largest contributor of foreign exchange. The expansion of tourism which began in late 1986 continued through 2002. During 2002, revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $8.9 billion, 5.4% more than in 2001. Revenues from overnight tourists totaled U.S. $6.7 billion in 2002, a 2.8% increase over 2001. The number of overnight tourists in 2002, 9.9 million, was 2.6% lower than the level for 2001, while the average expenditure per tourist increased by 5.7%, to U.S. $616.2. During 2002, expenditures by Mexican tourists abroad amounted to U.S. $2,777.6 million, a 0.4% increase over the level during 2001, while expenditures by Mexicans traveling abroad (which includes both tourists and one-day visitors) amounted to U.S. $6,059.5 million. The tourism balance recorded a surplus of U.S. $2,798.6 million in 2002, an increase of 3.7% from the U.S. $2,698.7 million surplus recorded in 2001.

Agriculture

Mexico’s topography and climate provide an estimated 57 million acres, or about 11.7% of the country’s total area, for cultivation. In 2002, approximately 48.3 million acres were harvested, of which approximately 23.7% were irrigated. In 2002, agriculture, livestock, fishing and forestry employed approximately 18% of the economically active population and accounted for 5.0% of Mexico’s GDP. According to preliminary figures, approximately 25.3% of Mexico’s population lived in rural areas in 2002.

The output of the agriculture, livestock, fishing and forestry sector decreased by 0.4% in real terms in 2002 as compared to 2001, according to preliminary figures, primarily due to adverse weather conditions such as hurricanes that affected both cultivated and harvested areas as well as the fishing sector.

In order to improve agricultural productivity and raise the living standards of the rural population, the Government has made agriculture a national priority. Productivity increases are expected from consolidating production into larger units, expanding the national irrigation system and increasing the availability of credit. To assist rural areas, agricultural prices are reviewed by the Government to ensure they do not fall below cost. The Government has also begun to encourage private investment in the agricultural sector in the form of partnerships, joint ventures and supply arrangements between farmers and private sector companies.

Agricultural exports accounted for 2.0% of Mexico’s merchandise exports in 2002 (including in-bond industry), with the United States representing the principal export market for Mexican agricultural products. Agricultural exports decreased by 4.9% in 2002. The principal exported agricultural goods are fresh vegetables, coffee and fresh fruits.

Agricultural Reform

In 1990, roughly half of Mexico’s agricultural lands were held through the ejido system of land tenure. Ejidos developed as a direct result of the agrarian uprisings that were an important element of the Mexican Revolution of 1910

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and are provided for and protected under the Constitution. Under the ejido system, peasant farmers work individual parcels of land to which title is held by the ejido, or peasant community. As discussed below, ejido farmers had the right to use communal lands, but, prior to January 1992, could not rent or otherwise transfer their rights to use such lands except to direct descendants.

In response to the slow growth of production by the ejido sector, attributable in part to increasing ejido populations, the subdivision of parcels into smaller and smaller units of production and disincentives to investment inherent in the ejido system, the Constitution was amended, effective as of January 1992, to permit more efficient use of ejido lands and the achievement of economies of scale. The amendments, together with the Ley Agraria (Agrarian Law) enacted by Congress and effective February 27, 1992, halt further redistribution of land and permit ejido farmers to rent their parcels, to transfer the right to use their parcels to obtain financing and, in certain cases, to sell their land. In addition, corporations are now permitted to own agricultural lands, subject to certain limitations.

The modernizing of the system of land tenure has and will continue to foster greater investment in agriculture by permitting landowners to access new sources of capital, to transfer land to more efficient producers and to make more efficient use of inputs. Although some ejido farmers have chosen to transfer possession of economically nonviable parcels of land and the Government anticipates that a number of ejido farmers will continue to do so, the increased productivity of the sector that has resulted and is expected to continue to result from the agricultural reform, as well as the growth of agribusiness, should generate employment opportunities for many of these workers outside of major urban areas. Nonetheless, the Government has increased its expenditures for investment in rural infrastructure and modernization of the agricultural sector to aid the process of agricultural reform and expects that further significant investments will be needed in the future to further modernize the agricultural sector.

Historically, the Government has intervened in the agricultural economy in order to assure adequate supplies of staples of the Mexican diet and maintain farm incomes through price supports. Compañía Nacional de Subsistencias Populares (“CONASUPO”) was established to purchase crops from farmers at a guaranteed minimum price and market these agricultural products to consumers. CONASUPO also imported staples in years when domestic production was inadequate to meet demand.

The Government’s policy has changed since the creation of CONASUPO from one of active participation in the chain of distribution to one of encouraging the market-oriented development of the agricultural sector. In May 1999, the Government ordered the dissolution of CONASUPO. In addition, CONASUPO’s role in providing the nationwide subsidy of tortilla prices ended when the Government abolished this subsidy in December 1999.

The Government agency Apoyo y Servicios a la Comercialización Agropecuaria (“ASERCA”) is mandated with helping to modernize the process of agricultural trade by promoting an efficient national and international market information system, fostering training and improved organization in the marketplace and planning and constructing infrastructure for the storage, financing and distribution of agricultural products. As a result of CONASUPO’s dissolution, ASERCA, which was created in 1991, replaced CONASUPO in the task of encouraging the market-oriented development of the agricultural sector. Unlike CONASUPO, ASERCA does not purchase agricultural products. Rather, it channels distribution through the former infrastructure and storage facilities of CONASUPO and promotes trading through an agricultural exchange system that reduces the need for layers of intermediaries and offers producers mechanisms to protect themselves against fluctuations in the market. To date, ASERCA has focused its activities on the marketing of soy, wheat, sorghum, rice, cotton and safflower.

The Programa de Apoyo al Campo (Agricultural Support Program or “PROCAMPO”) is a 15-year program under the supervision of the Secretaría de Agricultura, Ganadería y Desarrollo Rural (Agriculture Ministry). This program, which was begun ten years ago, replaced price supports with direct economic support to producers of cotton, rice, safflower, barley, beans, corn, sorghum, soy and wheat in order to ensure a minimum income level for farmers who produce for their own consumption and a degree of profitability for commercial farmers. The substitution of price supports with direct payments to producers was designed to result in greater responsiveness of Mexican producers to market conditions and more efficient allocation of Mexico’s agricultural resources. The economic support each farmer receives depends on the area of land under cultivation as well as regional climate and economic conditions.

On October 31, 1995, the Government, the state governments and representatives of Mexico’s agricultural and rural sectors established a national rural development program known as Alianza para el Campo (Rural Alliance). In

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2002, this program was renamed the Alianza Contigo (Alliance with You). Its original purposes were to increase productivity, fight poverty, raise the income of families living in Mexico’s rural zones, produce enough basic foods for the population, promote exports of agricultural products and provide support to rural investment projects. The program has since been reoriented towards improving production and productivity, promoting investment and the capitalization of the sector, promoting strategic agricultural products, developing a tropical and subtropical agricultural system and investigating and transferring technology. The Alliance has been a key element of the Government’s strategy to improve the economic and social conditions of less developed sectors of Mexican society.

Sugar Industry

In September 2001, the Government announced its decision to expropriate 27 sugar mills, roughly 46.7% of the sugar industry of the country, that were experiencing structural and financial problems. The 27 mills are being administered by a government-owned development bank as trustee for the Fondo de Empresas Expropiadas del Sector Azucarero, a trust established to administer the expropriated assets of the sugar mills.

The sugar industry is heavily indebted. The Government is attempting to reorganize and restructure the industry while preserving employment in the industry during the restructuring process.

Several parties connected to the Mexican sugar industry, including the shareholders of 25 of the 27 companies named in the expropriation decree, have filed claims seeking to prevent the implementation of the expropriation process. Three of the five subsidiaries of Grupo Azucarero México, S.A. de C.V. (“GAM”) are included in the expropriation decree and all five subsidiaries have also filed claims. In August 2003, judges in three of those five cases found the expropriation decree to be unconstitutional. The Government expects to pursue an appeal of these decisions once the remaining two cases have been decided by the lower courts. Other parties, including creditors of the sugar companies, have threatened litigation. Those claims are currently pending in the Mexican courts. In addition, GAMI Investment, Inc., a U.S. shareholder of one of the companies affected by the expropriation, has submitted a claim under Chapter 11 of the North American Free Trade Agreement. The Government believes that it has valid defenses to all such claims, and does not believe that such claims will have a material adverse effect on the Government.

GAM, which is a private sector company, offered and sold outside of Mexico in 1998 approximately $145 million of notes originally scheduled to mature in 2005. Fifteen subsidiaries of GAM guaranteed the notes. In 1999, GAM repurchased and retired approximately $77 million of the notes through a tender offer. In 2000, GAM and its subsidiaries filed for bankruptcy protection under the Mexican bankruptcy law then in effect, suspending their obligation to make payments under the notes and creating an event of default under the notes.

The five subsidiaries of GAM included in the expropriation decree are currently part of the Mexican bankruptcy proceeding related to GAM and are guarantors of the notes. The Mexican bankruptcy courts will determine the nature and scope of the liabilities of the expropriated subsidiaries generally, including their responsibilities under the GAM notes. It is possible that litigation relating to the GAM notes could arise out of the expropriation procedures, including claims under the North American Free Trade Agreement, but Mexico believes it has valid defenses to any such claims that might be made and therefore believes that any such claims would not have a material adverse effect on the Government.

Under certain of Mexico’s outstanding obligations, it would be an event of default if the holders of 25% or more of any publicly issued debt of Mexico or of any Governmental Agency accelerate such debt as a result of a payment default thereunder. For these purposes, non-financial institutions owned or controlled by a Mexican government-owned bank are not considered “Governmental Agencies”. Mexico believes that the expropriated subsidiaries of GAM would not be deemed to constitute Governmental Agencies, because these companies are being administered by a Mexican development bank as trustee for the Fondo de Empresas Expropiadas del Sector Azucarero and because the shares will be owned by a Mexican development bank and will therefore not be deemed to constitute a governmental investment. The Mexican development bank’s ownership of these shares will be temporary and will be subject mainly to private law regulation in Mexico. Moreover, Mexico believes that any acceleration of the GAM notes that might have occurred prior to the publication of the expropriation decree would have occurred at a time when the GAM subsidiaries could not have constituted Governmental Agencies. Accordingly, Mexico believes that the expropriation will not have a material adverse effect on Mexico’s outstanding debt or financial condition.

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Transportation and Communications

Mexico’s road network, in large part built and maintained by the Government, totaled an estimated 211,916 miles (340,973 km) at December 31, 2002, of which approximately 69,040 miles (111,086 km) were paved, and included approximately 4,144 miles (6,667 km) of toll expressways. The principal Mexican cities are served by domestic and international airlines, and many smaller communities also benefit from scheduled service by domestic airlines. The Government operates some of the facilities at the principal seaports. During 2002, the amount of cargo transported via Mexican ports totaled 249.8 million tons, 2.2% more than during 2001.

The Government has promoted an increased role of the private sector in the development, management and improvement of Mexico’s port facilities in the last decade. The 1993 Ley de Puertos (Ports Law) permits the Government to grant concessions for the construction and operation of port facilities. In exchange for the 15- to 20-year concessions, the concessionaires are expected to develop and modernize the port facilities and surrounding transportation infrastructure. In 1993, 62 such concessions were granted for the construction, management and operation of port facilities and terminals. Six additional concessions were granted in 1995, one concession was granted in 1996, five concessions were granted in 1997, two concessions were granted in 1999, six concessions were granted in 2000, one concession was granted in 2001 and six concessions were granted in 2002.

By the end of the 1980’s, the extent and condition of Mexico’s road infrastructure was insufficient to support the growth and modernization of the Mexican economy and the increased traffic resulting from the opening of the economy to foreign trade and investment. Lacking public resources to finance the expansion of the roads and highways, the Government embarked on an ambitious program under which private sector companies were granted long-term concessions for construction, operation and maintenance of toll roads. The program helped expand Mexico’s toll expressways by approximately 3,355 miles (5,400 km) from their length ten years earlier.

The new toll expressways financed by the private sector, however, experienced almost from their inception financial problems due to their high tolls (which discouraged their use), higher than expected construction costs and lower traffic volumes than originally projected. In response to this problem, in 1997, the Government approved a toll road restructuring program aimed at providing financial relief for concessionaires of toll roads to guarantee the maintenance of the toll roads and to establish the foundation for further development of the country’s highway infrastructure. Under the program, the Government has reacquired 23 of the 52 concessions granted through 1994. The total financial cost of the restructuring program was estimated at Ps. 19,000 million in 1997, although the amount could be less if traffic on toll roads increases as tolls decline in real terms.

Until 1995, Mexico’s railroad system, which carries an estimated 20% of all freight moved in Mexico, was operated through the state-owned railroad monopoly, Ferrocarriles Nacionales de México (“Ferronales”). In 1995, the Government divided the railway system into three regional lines, which are operated by private Mexican companies in each of which the Government has retained a 25% ownership interest. Through December 31, 2001, the Government had granted concessions to private sector participants covering 99% of the country’s railway freight services (in terms of the volume of transportation services) and covering 83% of the railway network. It did not grant any concessions during 2002. See “The Economy—The Role of the Government in the Economy; Privatization—Railways.”

At December 31, 2002, Mexico had an estimated 14.7 telephone lines in service per 100 inhabitants, as compared with an estimated 9.5 telephone lines in service per 100 inhabitants at December 31, 1996. Telmex, which held the exclusive concession for domestic and international long-distance telephone services in Mexico until August 1996, was privatized in December 1990. In June 1995, Congress enacted a telecommunications liberalization law. Since 1996, the Federal Telecommunications Commission has regulated and supervised telecommunications services. See “The Economy—The Role of the Government in the Economy; Privatization.”

According to preliminary figures, the transportation, storage and communications sector grew by 2.2% in real terms in 2002, as compared with 2.8% growth in 2001.

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Construction

Construction is subject to cyclical trends and has been among the sectors most affected by the changes in Government and private sector expenditures. The construction sector has benefited from the reconstruction, modernization and expansion of the federal highway network, as well as from other infrastructure, residential and industrial plant construction projects. The construction sector decreased by 5.3% in real terms in 2001 and, according to preliminary figures, grew by 1.7% in 2002.

Mining

Mexico has substantial and varied mineral resources. It is one of the world’s leading producers of silver, bismuth, antimony, fluorite, graphite, barite, molybdenum, lead and zinc. Mexico’s production of minerals satisfies most of its industrial needs and enables it to export silver, copper, sulfur and iron. The mining, petroleum and gas sector contracted by 0.3% in real terms in 2002. Extractive mineral exports (excluding crude oil) decreased by 1.01% in real terms in 2002 as compared to 2001. Extractive minerals (including oil and oil products) accounted for 8.4% of total merchandise exports (including in-bond industry exports) in 2002.

Under the Constitution and applicable Mexican laws, mining may only be carried out by the Government or pursuant to concessions that may be granted only to Mexican individuals or corporations. Foreign investment in mining companies is generally limited to a 49% or 34% interest, depending on the minerals being exploited. However, the foreign investment and mining regulations permit foreign investors to hold, on a temporary basis, majority interests in companies engaged in mining activities. These regulations are aimed at promoting the development of the mining industry by intensifying and broadening exploration, finding new sources of financing and investment and fostering the development of domestic technology. The Mining Law permits exploration concessions of up to six years and exploitation concessions of up to 50 years.

Electric Power

Approximately 98% of Mexico’s urban population and 85% of Mexico’s rural population (or 95% of the total population) has access to electric power. Providing additional access to electric power remains a Government priority. Installed generating capacity at December 31, 2002 was 49,516 megawatts, an increase of 11.0% from 2001. Electric production for 2002 was 234,332.0 gigawatt hours, a decrease of 7.2% as compared to 2001 and an overall increase of 2.3% from 1998. Of the total generation in 2002, 13.7% was produced by hydroelectric plants, 3.0% by geothermal plants, 9.1% by coal fired plants, 5.5% by nuclear power plants, 7.8% by dual plants (oil or coal fired) and 60.8% by oil and gas plants. Diversification of energy resources is an important objective of the Government. Domestic generation was not supplemented by imports of electric power in 2002. Mexico exported 344 gigawatt hours of electricity in 2002. Electric power production decreased by 7.2% in 2002.

The Constitution and applicable laws provide that the generation, transmission, transformation and distribution of electric power constituting a public service are reserved solely to the Mexican nation. At December 31, 2002, almost all of electric generating capacity (95.0%) was held by the public sector through the Comisión Federal de Electricidad, the Federal Electricity Commission, a decentralized public agency of the Government that plans and coordinates the electric power sector in Mexico. The balance of generating capacity is in privately owned facilities. The executive branch of the Government introduced a new bill in Congress in August 2002 that, if approved, would permit greater private sector participation in the electricity sector. Similar legislative initiatives have failed in the past.

Private investors are allowed to participate in the electric energy sector on a broad basis. Under the 1992 Ley del Servicio Público de Energía Eléctrica (Electric Energy Public Service Law, or “Electric Energy Law”), electric energy can be produced by self-suppliers, cogenerators, independent producers and de minimis producers. However, self-suppliers and cogenerators must sell all excess production to the Federal Electricity Commission, independent producers must sell their production to the Federal Electricity Commission or export it (when authorized) and de minimis producers must sell their production to the Federal Electricity Commission, to small rural communities or to isolated areas without electric energy. The Electric Energy Law also contemplates the possibility of foreign investment in the Mexican electric energy industry, although no foreign investment has been made in this sector to date. It is expected that Ps. 586.0 billion of investment will be required to meet demand for additional energy capacity from 2002 through 2011, 53% of which is expected to be privately financed. These new independent plants, to be leased and then

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transferred at the end of the lease term to the Federal Electricity Commission, are expected to contribute to the expansion and diversification of electric service in Mexico.

A consortium of U.S. and Mexican companies built the first such plant, the Samalayuca II 700 megawatt combined cycle thermoelectric power generation facility near Ciudad Juarez, Mexico, which is now being leased to the Federal Electricity Commission. In addition, generation projects are planned using internal combustion (with diesel fuel) technology at the San Carlos II and Guerrero Negro facilities and using geothermal energy at the Three Virgins facility, each to be financed by the private sector under “build-lease-transfer” structures. Moreover, combined cycle thermoelectric power generation projects are planned at the Río Bravo, El Sauz, Saltillo and Hermosillo facilities.

Luz y Fuerza del Centro, a decentralized public agency, is responsible for the supply of electricity to Mexico City’s metropolitan area and neighboring states. However, because the agency has limited generating capacity, it purchases from the Federal Electricity Commission most of the electricity required to supply the metropolitan area.

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FINANCIAL SYSTEM

Mexico’s financial system is comprised of commercial banks, national development banks, securities brokerage houses, development trust funds and other non-bank institutions, such as insurance companies, bonding companies, foreign exchange houses, factoring companies, bonded warehouses, financial leasing companies and limited-scope financial institutions. Three or more different types of financial services companies may operate under a single financial services holding company (or two or more different types, if each of the two institutions is a commercial bank, a securities firm or an insurance company).

The financial authorities are the Ministry of Finance and Public Credit, Banco de México, the Comisión Nacional Bancaria y de Valores (the National Banking and Securities Commission, known as the CNBV), the Comisión Nacional del Sistemo del Ahorro para el Retiro (Retirement Savings Commission) and the Comisión Nacional de Seguros y Fianzas (National Insurance and Bonding Commission).

Under the Organic Law of the Federal Public Administration, the Ministry of Finance and Public Credit is responsible for the coordination and supervision of Mexico’s financial system and for the formulation of Mexico’s fiscal policy.

Central Bank and Monetary Policy

Banco de México, chartered in 1925, is the central bank of Mexico and, at December 31, 2002, had assets totaling Ps. 794,048 million (U.S. $77.0 billion). Banco de México is Mexico’s primary authority for the execution of monetary policy and the regulation of currency and credit. It is authorized by law to regulate interest rates payable on time deposits, to establish minimum reserve requirements for credit institutions and to provide discount facilities for certain types of bank loans.

Banco de México’s authority with respect to monetary policy, foreign exchange and related activities and the regulation of the financial services industry was significantly strengthened in 1993, when a constitutional amendment relating to Banco de México’s activities and role within the Mexican economy came into effect. The amendment’s purpose was to reinforce the independence of Banco de México to enable it to act as a counterbalance to the executive and legislative branches in monetary policy matters. In 1994, a new law governing the activities of Banco de México put into effect the greater degree of autonomy granted it under the constitutional amendment and established a Foreign Exchange Commission charged with determining the nation’s exchange rate policies.

The principal objective of the Mexican Government’s monetary policy is and has been to reduce inflation. Accordingly, in the past Banco de México has tightened domestic credit when the exchange rate depreciated, capital outflows took place or inflation was higher than projected. In 1995, Banco de México introduced new reserve requirements (which were intended to limit the amount of overdrafts by banks of their accounts at Banco de México) to facilitate the regulation of liquidity and reduce Banco de México’s daily net extension of credit. In addition, Banco de México has established quarterly targets for the expansion of net domestic credit each quarter since 1996.

Banco de México’s definitions of Mexico’s monetary aggregates, introduced in July 1999, measure financial savings provided by the internal and external financial markets, separating savings of residents and nonresidents of the country in both markets. In addition, the monetary aggregates permit a differentiation of financial savings generated by the public and private sectors. The monetary aggregates can be described as follows:

•
M1a consists of bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards;

•
M2a consists of M1a, plus bank deposits, securities issued by the Federal Government, securities issued by firms and non-bank financial intermediaries and liabilities of the Federal Government and the National Workers’ Housing Fund Institute related to the Retirement Savings System;

•	M3a consists of M2a, plus financial assets issued in Mexico and held by non-residents; and

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•	M4a consists of M3a, plus deposits abroad at foreign agencies of Mexican banks.

The following table shows Mexico’s M1a and M4a money supply aggregates at each of the dates indicated.

Money Supply

	December 31,
											June 30,
	1998		1999		2000		2001(1)		2002(1)		2003(1)

	(in millions of nominal pesos)
M1a:
Notes and coins	Ps.	115,936	Ps.	164,198	Ps.	182,058	Ps.	199,151	Ps.	232,421	Ps.	216,979
Checking deposits
in domestic currency		202,833		245,272		282,771		316,197		352,339		337,329
in foreign currency		37,662		43,785		49,706		84,225		84,289		79,201
Interest-bearing peso deposits		40,948		48,735		66,321		80,319		96,361		93,004

Total M1a	Ps.	397,379	Ps.	501,990	Ps.	580,856	Ps.	679,892	Ps.	765,410	Ps.	726,514

M4a:	Ps.	1,911,865	Ps.	2,281,331	Ps.	2,568,074	Ps.	2,846,287	Ps.	3,152,779	Ps.	3,291,969

Note: Totals may differ due to rounding.
(1)	Preliminary.
Source: Banco de México.

2002 Monetary Program

The principal objective of Mexico’s monetary program for 2002 was that the inflation rate for the year not exceed 4.5%. The program considered the following elements as necessary conditions to meet the inflation target for 2002 and to be in a better position to achieve the targeted inflation rate of approximately 3.0% for 2003:

•	a monetary policy compatible with the proposed goals;

•	an adjustment of prices administered by the public sector in a manner consistent with the Government’s inflation objectives;

•	salary increases compatible with sustained productivity increases and inflationary objectives;

•
the absence of severe external disturbances — such as a significant depreciation of exchange rate or a sharp reduction in the supply of foreign capital — that could cause a considerable depreciation in real exchange rates; and

•	a sound fiscal stance.

Banco de México uses a “short” mechanism to induce the necessary changes in interest rates to achieve inflation objectives. Under the mechanism, Banco de México sets a predetermined amount at which the daily average of the net total balance of all current accounts of banks accumulated during a certain period will close and controls that amount by restricting the amount of credit it auctions to banks on a daily basis. Prior to April 10, 2003, that amount was set based on a 28-day period. On April 10, 2003, the period was changed from 28 days to a daily average balance. When the predetermined amount is negative, or “short”, Banco de México exerts upward pressure on interest rates by leaving the market short of pesos and by increasing the interest rate on a portion of the credit it auctions on that day. This mechanism allows Banco de México to combat inflationary pressures and disorderly conditions in the money and foreign exchange markets and to ensure that changes in the monetary base follow a path consistent with the assumed inflation rate.

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Using the 28-day mechanism then in place, the Board of Governors of Banco de México decided to increase the “short” to Ps. 360 million as of February 8, 2002, from Ps. 300 million, in order to avoid an increase in inflationary expectations and a rise in price levels in general. In response to the subsequent decline in interest rates and inflationary expectations, the Board of Governors of Banco de México decided to decrease the “short” to Ps. 300 million on April 12, 2002. It increased the “short” to Ps. 400 million five months later, on September 23, 2002, in order to lower inflationary expectations for the last quarter of 2002, and again from Ps. 400 million to Ps. 475 million on December 6, 2002, in order to lower inflationary expectations for 2003.

At the end of December 2002, the monetary base had grown to Ps. 263,937 million, a 10.7% increase in real terms as compared to the level at December 31, 2001. The net domestic credit of Banco de México registered a negative balance of Ps. 265,566 million at December 31, 2002, as compared to a negative balance of Ps. 185,735 million at the end of 2001. The increase in the negative balance was attributable primarily to the accumulation of net international assets by Banco de México during this period, inasmuch as the monetary base remained within the limits established in the monetary program.

During 2002, the M1a money supply increased by 6.5% in real terms, as compared with growth of 15.4% in real terms in 2001. This growth was driven by an increase in peso-denominated checking account deposits, which increased by 5.4% in 2002, and by an increase in bills and coins held by the public, which increased by 10.4% in 2002, each in real terms. The lower level of growth in 2002 was largely a result of a decline in the macroeconomic stability of the Mexican and U.S. economies.

Financial savings, defined as the difference between the monetary aggregate M4a and bills and coins held by the public, increased by 4.8% in real terms in 2002, as compared to 11.3% real growth in 2001. The lower level of growth was primarily due to a decrease in savings generated by non-residents of 17.1% in real terms in 2002, due to lower interest rates in Mexico, which made placing savings outside of Mexico more attractive. The decrease in savings by non-residents was partially offset by the effect of an increase in savings generated by Mexican residents, which increased by 5.2% in real terms in 2002.

2003 Monetary Program

The principal objective of Mexico’s monetary program for 2003 is that the inflation rate for the year not exceed 3.0%. Mexico’s monetary program for 2003 is made up of the following elements:

•	inflation objectives;

•	a framework for the implementation of monetary policy;

•	a reference guideline for the analysis of the economic situation and inflationary pressures; and

•	a plan for regular communications with the public regarding inflationary expectations and monetary policy.

Banco de México increased the “short” on three occasions during the first six months of 2003, from Ps. 475 million to Ps. 550 million on January 10, 2003, from Ps. 550 million to Ps. 625 million on February 7, 2003, and from Ps. 625 million to Ps. 700 million on March 28, 2003. Since April 10, 2003, based on the introduction of the daily average balance, the “short” has been set at Ps. 25 million. These increases in the “short” were made in response to internal and external factors that could have threatened the achievement of the inflation target for 2003. If internal or external events or a change in inflationary expectations were to threaten the achievement of the inflation target, Banco de México could again increase the “short.”

During the first six months of 2003, the M1a money supply increased by 9.9% in real terms, as compared with the same period of 2002. In addition, checking account deposits denominated in pesos increased by 12.0% in real terms during the first six months of 2003, as compared with the same period of 2002.

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During the first six months of 2003, financial savings increased by 26.7% in real terms, as compared with the same period of 2002. Savings generated by Mexican residents increased by 9.1% in real terms and savings generated by non-residents increased by 16.4% in real terms during the first six months of 2003, each as compared with the same period of 2002.

At September 30, 2003, the monetary base totaled Ps. 238.7 billion, a 9.6% nominal decrease as compared to the level of Ps. 263.9 billion at December 31, 2002. Banco de México estimates that the monetary base will total approximately Ps. 300.9 billion at December 31, 2003.

Banking System

In September 1982, the Government decreed the nationalization of the private Mexican commercial banks. In November 1982, the Constitution was amended to implement the nationalization, under which the Government was granted a monopoly on the provision of banking and credit services. The number of banking institutions was reduced from 68 to 18 from 1982 to 1988.

Effective June 28, 1990, the Constitution was amended to permit Mexican individuals and financial holding companies to own controlling interests in Mexican commercial banks. Subsequently, the Ley de Instituciones de Crédito (Law of Credit Institutions, or “Banking Law”) was enacted to regulate the ownership and operation of Mexican commercial banks. Pursuant to the Banking Law, Mexico began the process of privatizing the commercial banks. By July 6, 1992, the Government had privatized all 18 state-owned commercial banks, with the proceeds from the sale of the banks exceeding U.S. $12 billion.

In connection with the implementation of the North American Free Trade Agreement, amendments to several laws relating to financial services, including the Banking Law and the Ley del Mercado de Valores (Securities Market Law), became effective on January 1, 1994. These measures permit non-Mexican financial groups and financial intermediaries, through Mexican subsidiaries, to engage in various activities in the Mexican financial system, including banking and securities activities. In April 1994, the Ministry of Finance and Public Credit issued regulations which implemented these amendments, as well as provisions of the North American Free Trade Agreement dealing with financial services and any future trade agreements incorporating similar provisions. These regulations set forth rules under which Canadian and U.S. financial institutions (and other foreign financial institutions acting through Canadian or U.S. affiliates) are permitted to establish or acquire Mexican financial institutions and financial holding companies. Pursuant to these rules, the aggregate net capital of Mexican commercial banks controlled by foreign financial institutions established pursuant to the North American Free Trade Agreement and other trade treaties, excluding Mexican banks acquired pursuant to a program approved by the Ministry of Finance and Public Credit, was not permitted to exceed 25% of the total net capitalization of all Mexican banks prior to January 1, 2000.

In December 1998, Congress approved legislation introducing a package of financial and banking reforms which supplemented reforms in place since 1995. The 1998 reforms did not affect the general foreign ownership restrictions under the Banking Law and the North American Free Trade Agreement regulations discussed above. Under the 1998 reforms, all remaining restrictions on foreign ownership of the largest Mexican banks were removed. Foreign ownership was previously restricted in any Mexican bank whose net capital exceeded 6% of the aggregate net capital of all Mexican banks. In addition, the aggregate foreign shareholdings of Mexican-controlled banks was limited to 49% and no foreign shareholder was authorized to own, directly or indirectly, more than 5% of the equity of any Mexican bank (or 20%, with the approval of the Ministry of Finance and Public Credit). Those limits did not, however, apply to a foreign financial institution that acquired control (i.e., more than 51% of the common stock) of a smaller-sized Mexican bank (i.e., one whose net capital did not exceed 6% of the Mexican banking system’s aggregate net capital).

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The Banking Law was amended on June 4, 2001 to:

•	enhance corporate governance by (1) expanding minority shareholders’ rights, (2) introducing independent board members, and (3) requiring an audit committee of the board of directors;

•
improve the framework for banking operations by (1) providing adequate regulation regarding the provision of banking services using new technologies, (2) allowing banks to offer additional services, and (3) setting a new framework for related operations; and

•
strengthen regulation and surveillance while reducing their cost by (1) introducing prompt corrective actions based on banks’ capitalization levels, (2) defining responsibilities and activities of the various financial authorities, and (3) expanding the role of external auditors.

Development Banks

The Mexican banking system includes various development banks, the substantial majority of the capital of which is owned by the Government. The most important development banks are Nacional Financiera, S.N.C. (“NAFIN”), Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”) and Banco Nacional de Obras y Servicios Públicos S.N.C. (“Banobras”). Among NAFIN’s principal activities are the granting of credits to small- and medium-sized businesses, promoting the development of the securities market and serving as financial agent of the Government in certain international transactions. Bancomext’s principal activities are granting export- and import-related credits and issuing guaranties to private- and public-sector entities in the promotion of foreign trade. Banobras’ principal activities consist of providing short-, medium- and long-term financing to public enterprises and federal, state and municipal governments and granting credits for low-income housing.

Under the laws establishing NAFIN, Bancomext and Banobras, the Government is responsible, at all times, for the transactions entered into by those development banks with foreign private, governmental and inter-governmental institutions, among others.

Banking Supervision and Support

Under the Banking Law, the CNBV is the entity responsible for the supervision of commercial and development banks. It is empowered to impose sanctions for failure to comply with existing banking regulations. The CNBV is administered by a board of directors comprised of ten members in addition to its president and two of its vice presidents. Five of the members are appointed by the Ministry of Finance and Public Credit, three members are appointed by Banco de México, one member is appointed by the National Commission for the Retirement Savings System and one member is appointed by the National Insurance and Bonding Commission.

In 1995, the CNBV acquired powers of administrative and management intervention in financial holding companies similar to the CNBV’s existing powers with respect to banks and securities dealers. Mexican financial groups are organized in a holding company structure, and the CNBV’s powers of intervention give it the option of intervening at either the holding company or operating company level.

Background

In 1991, the Government promulgated rules setting forth the procedures to be followed in classifying loans as “non-performing” and the reserves required therefor, and the implementation of capital adequacy requirements conforming to those recommended under the Basel Accord. These rules were intended to improve the Mexican banking system and to make standards applicable to Mexican commercial banks consistent with those applicable to banks in other countries. A new series of rules to be followed by Mexican development banks to determine and classify the risk of non-payment of loans made by these banks and requiring development banks to establish loan loss reserves became effective on June 1, 1993. Rules establishing capital adequacy standards for Mexican development banks became effective on October 1, 1994, pursuant to which such banks are required to maintain capitalization levels equal to at least 10% of their risk-weighted assets.

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The 1994-1995 peso devaluation and ensuing financial crisis created concerns about the stability of the Mexican banking system. The devaluation, higher domestic interest rates and contraction in real GDP combined to weaken the quality of the assets of Mexican banks, caused the capitalization of several banks to fall below the minimum required levels and created funding difficulties for many banks.

The weakening of the banking system prompted the Government to enact policies aimed at increasing the capitalization of Mexican banks. New reserve requirements were introduced by Banco de México to facilitate the regulation of liquidity. Pursuant to these requirements, which took effect in March 1995, a bank that overdraws its account with Banco de México must subsequently deposit funds, and maintain amounts on deposit, at least equal to the amount of the overdraft. Substantial fines may be imposed if a bank fails to make and maintain such deposits. The new reserve requirements were intended to reduce Banco de México’s daily net extension of credit. In addition, in 1997 the CNBV adopted significant changes in the accounting practices applicable to Mexican commercial banks and development banks, with the intent of making those practices more consistent with international accounting standards, including U.S. generally accepted accounting principles.

In response to the 1994-95 financial crisis, the Government took a number of other steps to support the banking system, including the following:

•
The establishment of the Temporary Capitalization Program, or “PROCAPTE,” a voluntary program to assist viable but undercapitalized banks, under which the Banking Fund for the Protection of Savings, or “FOBAPROA,” advanced funds to participating banks in exchange for five-year, mandatorily convertible bonds. The PROCAPTE program was concluded in February 1997.

•
Through FOBAPROA, the Government made foreign exchange available through a foreign exchange credit window to help banks meet dollar liquidity needs. All drawings under this program were repaid by August 31, 1995, and no drawings were made after that date.

•	Mexican law was amended to broaden the scope for investment by foreign and Mexican investors in the equity of Mexican financial institutions.

•
The CNBV was, through amendment of the banking laws, granted enhanced powers of administrative and management intervention in financial holding companies, as discussed above. The CNBV also increased its supervisory activities through closer and more frequent inspections and heightened reporting requirements.

•
Beginning in March 1995, the Government announced a series of debtor support programs designed to help financial institutions and their debtors restructure the large number of past-due loans caused by the financial crisis and the ensuing increase in domestic interest rates and economic recession. All of these programs had concluded by the end of 1999.

•
In 1995 and 1996, the Ministry of Finance and Public Credit approved recapitalization plans for 12 of Mexico’s financial institutions, many of which involved strategic investments by foreign financial institutions and the purchase by FOBAPROA of large amounts of the loan portfolios of the affected banks.

•
Beginning in 1994, the CNBV exercised its authority to intervene in the management of a number of Mexican financial institutions, including the Cremi/Union financial group in 1994, Grupo Financiero Asemex-Banpaís, S.A. de C.V. and its banking and insurance subsidiaries in 1995 and Banco Capital, S.A. and Banco del Sureste, S.A. in 1996.

IPAB

In 1998, the Mexican Government’s program to rescue troubled banks was restructured. Under the revised scheme, FOBAPROA was replaced by the Bank Savings Protection Institute, or IPAB, which assumed FOBAPROA’s assets and liabilities, except for certain liabilities that were explicitly excluded under the financial reforms.

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In May 2002, IPAB announced its intention to initiate a review of four banks that had transferred nonperforming loans to FOBAPROA following the 1994-1995 financial crisis, in order to determine whether all of the loans transferred by the banks were in fact eligible for transfer under the applicable guidelines. The four banks subsequently filed suit to challenge the reviews, which have been suspended pending resolution of the suits by the applicable courts.

IPAB also manages a deposit insurance program. During 1999, IPAB commenced a transition program under which deposit insurance limits are being introduced gradually. By 2005, deposit insurance will be limited to 400,000 Unidades de Inversión (“UDIs”, units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the national consumer price index), per person or entity, per institution. At September 12, 2003, one UDI was worth Ps. 3.2849.

The Congress allocates funds to IPAB on an annual basis to manage and service IPAB’s net liabilities, but those liabilities generally have not become public sector debt as had been originally proposed. In emergency situations, IPAB is permitted to contract additional financing in an amount not exceeding 6% of the total liabilities of banking institutions without congressional authorization. At December 31, 2002, IPAB’s debt totaled Ps. 804.1 billion. At June 30, 2003, IPAB’s debt totaled Ps. 815.0 billion.

In addition to Mexico’s auctions of debt securities in the domestic market, IPAB also sells peso-denominated debt securities in Mexico. IPAB uses the proceeds of these sales to service its maturing obligations, to improve the maturity profile of its indebtedness and to reduce its financing costs. IPAB’s securities are sold through auctions conducted by Banco de México. During 2000, IPAB conducted its first offering of these securities, placing Ps. 73,360 million of three- and five-year Savings Protection Bonds during that year. These Savings Protection Bonds (“BPAs”) pay interest monthly at a rate (reset monthly) equal to the higher of the 28-day Cetes rate or the rate applicable to one-month bank notes (Pagarés con Rendimiento Liquidable al Vencimiento). IPAB placed a total of Ps. 60,400 million of these three- and five-year BPAs in the market in 2002 as compared to a total of Ps. 78,100 in 2002.

In July 2002, IPAB conducted an offering of a new type of new peso-denominated Savings Protection Bonds (“BPATs”), placing Ps. 7,000 million of these five-year debt instruments in the Mexican market. These Savings Protection Bonds pay interest every 91 days at a rate (reset monthly) equal to the higher of the 91-day Cetes rate or the rate applicable to one-month bank notes (Pagarés con Rendimiento Liquidable al Vencimiento). IPAB placed an additional Ps. 11,750 million of these BPAT instruments in the Mexican market in the fourth quarter of 2002. In total, IPAB placed Ps. 18,740 million of these BPAT instruments in 2002, in addition to the Ps. 60,400 million of three- and five-year BPAs placed in 2002 discussed above.

In addition to its other activities, IPAB is now in the process of disposing of the loan portfolios and other assets acquired by FOBAPROA during the 1994-96 period. Significant transactions since 2001 include the following:

•
In June 2001, IPAB announced that Firstcity Commercial was the winning bidder in the auction to acquire three bundles of commercial and industrial loans of Banco Santander Mexicano. Firstcity Commercial submitted a bid of Ps. 474 million for the loan portfolio, which has a face value of Ps. 3,075 million.

•
In September 2001, IPAB transferred 100% of the shares of Bancrecer, S.A. (“BanCrecer”) to Banco Mercantil del Norte, S.A. (“Banorte”). Banorte had bid Ps. 1,650 million for the shares. The shares were transferred to Banorte in January 2002 and IPAB received the proceeds from the sale of loan portfolios and assets as well as the collection rights to the administered portfolios. The net value of the assets transferred was approximately Ps. 2,500 million.

•
In October 2001, IPAB announced the sale of a bundle of commercial and industrial loans of BanCrecer and Bancrecer’s trust division, for which IPAB was offered Ps. 198 million at auction. The net proceeds from this transaction represent 16% of the portfolio’s face value of Ps. 1,239 million.

•	In December 2001, IPAB announced the sale, directly and through Bancrecer’s trust division, of commercial and industrial property loans of BanCrecer. GMAC Commercial Mortgage submitted a bid of

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just over Ps. 179 million for the portfolio. The portfolio was comprised of 236 loans, and the proceeds from the transaction represent 14.01% of the portfolio’s face value at July 31, 2001 of Ps. 1,278 million.

Regulation

The Ministry of Finance and Public Credit issued new rules governing the capitalization requirements of Mexican commercial banks effective January 1, 2000. Under these rules Mexican commercial banks:

•	were required to gradually reduce to 20% the amount of deferred taxes arising from fiscal losses that may be included as Tier 1 capital by January 1, 2003;

•
must include all new issuances of subordinated convertible debt as Tier 2 capital. Outstanding subordinated mandatorily convertible debt, subject to current limitations, will remain as Tier 1 capital until its maturity or conversion;

•
were required to gradually remove investments in non-financial companies and companies whose shares are not traded on the Mexican Stock Exchange from Tier 1 capital by January 1, 2003, except where those investments result from the capitalization of restructured loans; and

•	removed from Tier 2 capital certain specific assets, including credit card debt, mortgages and commercial loans, and established general loan loss reserves for these types of assets.

The 2000 rules also allow Mexican commercial banks, as part of a capitalization program, to issue cumulative and noncumulative subordinated debt securities through a special purpose vehicle, providing them with an additional financing alternative in international markets. These instruments must have a minimum maturity of 10 years, be unsecured and deeply subordinated and provide for the deferral (cumulative) or cancellation (noncumulative) of interest payments in certain circumstances and payment of the face value at the maturity date. Subject to limitations, noncumulative instruments may be included as Tier 1 capital.

In September 2000, the Government issued rules for classifying the quality of loan portfolios of commercial banking institutions. At the same time, the rules governing the capitalization requirements of commercial banks were modified. In October 2000, the Government announced new rules for classifying the credit portfolios of development banks as well as new capitalization requirements for development banks.

Under these rules development banks are required to:

•	maintain a minimum net capital that reflects the market and credit risks of their operations;

•	gather the information necessary to grant or restructure various types of credit, both guaranteed and non-guaranteed;

•	maintain adequate records, implement procedures by which to verify recorded information, and make such records available to certain identified creditors;

•	establish procedures by which to manage risk and perform their credit activity; and

•	implement a system of internal controls on operations.

At December 31, 2002, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 44,952 million, as compared with Ps. 47,150 million at December 31, 2001. The total loan portfolio of the banking system increased by 1.9% in real terms during 2002. As a consequence, the past-due loans ratio of commercial banks was 4.6% at December 31, 2002, as compared with 5.1% at December 31, 2001. Loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 62,074 million at December 31, 2002, as compared with Ps. 58,376.5 million

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at December 31, 2001. At this level, commercial banks had reserves covering 138% of their past-due loans, exceeding the 45% minimum reserve level required by the applicable accounting criteria.

At the end of June 2003, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 45,188 million, as compared with Ps. 44,952 million at December 31, 2002. The total loan portfolio of the banking system decreased by 1.8% in real terms during the first six months of 2003. The past-due loan ratio of commercial banks was 4.2% at June 30, 2003, as compared to the 4.6% past-due loan ratio at December 31, 2002. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 57,534 million at the end of June 2003, as compared with Ps. 58,377 million at December 31, 2001. At this level, commercial banks have reserves covering 142.5% of their past-due loans, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

On June 4, 2001, the Mutual and Investment Funds Law went into effect. The reform was designed to develop financial intermediaries other than banks, allowing retail investors to participate in a more transparent and liquid securities market. The goals of the reform were to:

•	introduce the concept of investment fund distributors; and

•
avoid conflicts of interest between investment funds and operating companies by (1) requiring that one third of the members of the board of each investment fund be independent and (2) precluding brokerage houses and banks from acting directly as operating companies.

Recent Commercial Legislation

Business reorganizations and bankruptcy proceedings are governed by the 2000 Commercial Reorganization and Bankruptcy Act. The 2000 law, which was intended to result in greater legal certainty and swifter case resolution for debtors and creditors involved in the insolvency process, replaced one that had been in place since 1943. The 2000 law limits the period of time during which insolvent debtors may reach a reorganization agreement with their creditors before a liquidation of the debtor is imposed. The law also established a Federal Institute of Reorganization and Bankruptcy Specialists, in order to coordinate the provision of certain technical support in reorganization cases and to ensure that the professionals assigned to provide such support meet certain ethical and professional requirements.

On April 30, 2000, the Mexican Congress passed into law the Miscellany of Secured Lending, which amended the Commerce Code, the General Law of Negotiable Instruments and Credit Transactions and the Credit Institutions Law. The law was intended to promote the availability of credit to small- and medium-size businesses by allowing a wider range of assets to be used as collateral for new borrowing. It recognized two new types of security interests, a pledge while the borrower retains possession of the collateral and a collateral trust where a trustee holds the collateral for the benefit of the lender. Under the law, if a debtor defaults on its obligation to a creditor who holds either type of security interest, the obligation may be satisfied by the transfer of the collateral to the creditor. In such a case, if the value of collateral exceeds the value of the obligation, the creditor will be obligated to compensate the debtor for the difference. The law also provided for an expedited procedure for creditors to execute judgments against security interests.

On June 13, 2003 a congressional decree was published amending the Commerce Code, the General Law of Negotiable Instruments and Credit Transactions, the Securities Market Law, the Banking Law, the Insurance Companies Law, the Bond Companies Law and the General Law of Ancillary Credit Organizations and Activities. Among its provisions, the decree eliminates a prior non-recourse provision applicable to non-possessory pledges and collateral trusts in order to allow creditors further recourse against debtors in the event that proceeds derived from the sale or foreclosure of collateral are insufficient to pay secured obligations. The decree also amends certain aspects of the collateral trust, including extending the period for which a trust may be created and changing certain aspects of the trustee’s role. Provisions of the Commerce Code governing judicial foreclosure proceedings of securities trusts are amended accordingly. Additionally, the new decree amends the Securities Market Law to redefine the provisions for creating and transferring the securities granted as collateral under a special pledge over securities deposited in an institution for deposit and clearance of securities.

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Credit Allocation by Sector

The following table shows the allocation by sector of credit extended by commercial and development banks at each of the dates indicated.

Credit Allocation by Sector(1)

	December 31,
	1998			1999			2000			2001			2002(2)
	(in billions of pesos and % of total)
Agriculture, mining, forestry and fishing	Ps.	66.2	4%	Ps.	64.2	5%	Ps.	59.8	4%	Ps.	54.5	4%	Ps.	44.3	3%
Energy		13.6	1		10.2	1		16.9	1		23.3	2		21.1	1
Industry		193.5	13		188.5	13		180.2	13		163.6	13		166.7	12
Services and other activities		269.0	18		352.7	25		367.8	27		396.0	31		513.1	36
Commerce		131.7	9		125.4	9		117.3	9		103.5	8		109.7	8
Government		305.0	20		315.1	22		289.9	22		255.0	20		269.1	19
Others		512.5	34		371.4	26		312.2	23		279.3	22		282.7	20

Total	Ps.	1,491.5	100%	Ps.	1,427.5	100%	Ps.	1,344.1	100%	Ps.	1,275.1	100%	Ps.	1,406.7	100%

Note:	Totals may differ due to rounding.
(1) Includes commercial and development banks.
(2) Preliminary.
Source: Banco de México.

Insurance Companies and Auxiliary Credit Institutions

The Insurance Company Law regulates the provision of health insurance and managed health services. Pursuant to the law, as amended in December 1999, insurance companies that wish to provide health services, such as medical care and hospitalization services, may do so only with the approval of the Ministry of Finance and Public Credit and may offer those services only through companies whose activities are limited to the provision of those services (including without limitation the ownership and operation of hospitals) and medical and health insurance. Any company providing health services must have:

•	segregated into separate companies its insurance activities (other than medical and health insurance activities) and its health and medical insurance and provision of health services activities;

•	formed a new company to which it has transferred its health services and related insurance activities;

•
disposed of its health services activities, by assigning its contracts to another institution that exclusively provides these services and which has already been approved by the Ministry of Finance and Public Credit; or

•	disposed of its insurance activities (other than medical and health insurance activities) in a transaction approved by the Ministry of Finance and Public Credit.

Pursuant to 1995 amendments to the Insurance Company Law, foreign investors may purchase up to 49% of the capital stock of Mexican insurance companies. In addition, foreign financial institutions domiciled in countries with which Mexico has entered into trade agreements may, with the approval of the Ministry of Finance and Public Credit, acquire the majority of the capital stock of a Mexican insurance company. Mexican insurance companies may use the services of intermediaries located in Mexico or abroad for their reinsurance transactions and may issue nonvoting or limited voting shares, as well as subordinated obligations. In addition, foreign insurance companies are permitted, with the prior approval of the Ministry of Finance and Public Credit, to establish representative offices in Mexico.

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The Ley General de Organizaciones y Actividades Auxiliares del Crédito (Auxiliary Credit Organizations Law) was amended in 1993 to promote the growth of financial intermediaries and increase customer protection. Pursuant to the law:

•
no individual or entity is permitted to hold directly or indirectly more than 10% of the paid-in capital of financial intermediaries without the prior authorization of the Ministry of Finance and Public Credit;

•	auxiliary credit institutions and foreign exchange brokers are required to allocate 10% of their profits to a capital reserve fund until that fund equals their paid-in capital;

•	financial leasing companies are able to enforce judicially the repossession of goods leased in the event of a default by the lessee; and

•	the CNBV is entitled to prevent auxiliary credit institutions from using misleading documentation.

Pursuant to 1995 amendments to the Auxiliary Credit Organizations Law, foreign investors may purchase up to 49% of the capital stock of auxiliary credit institutions. In addition, foreign financial institutions domiciled in countries with which Mexico has entered into trade agreements may, with the approval of the Ministry of Finance and Public Credit, acquire the majority of the shares representing capital stock of an auxiliary credit institution.

In connection with the implementation of the North American Free Trade Agreement, amendments to several laws relating to financial services became effective on January 1, 1994, and implementing regulations were issued by the Ministry of Finance and Public Credit on April 20, 1994. Under the measures, non-Mexican financial groups and financial intermediaries are permitted, through Mexican subsidiaries, to engage in various activities, including the provision of insurance, in Mexico.

The Securities Markets

The Mexican Stock Exchange is Mexico’s only stock exchange and is located in Mexico City. The Mexican Stock Exchange is organized as a corporation with shares owned by 29 brokerage firms, each of which is authorized to trade on the exchange floor. Both debt and equity securities are traded on the Mexican Stock Exchange, including stocks and bonds of private sector corporations, equity certificates or shares issued by banks, commercial paper, bankers’ acceptances, certificates of deposit, Government debt and special hedging instruments linked to the dollar. Currently, institutional investors are the most active participants in the Mexican Stock Exchange, although retail investors also play a role in the market. The Mexican equity market is one of Latin America’s largest in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets.

The Securities Market Law was amended in 1993 to include more flexible rules for the repurchase by Mexican companies of their own shares and new rules relating to privileged information. In addition, under these amendments, brokerage houses are authorized to act as trustees in transactions related to their trading activities, and the listing of foreign securities on the Mexican Stock Exchange is permitted upon the authorization of the Ministry of Finance and Public Credit, the National Banking and Securities Commission and Banco de México. The amendments also include the creation of an international quotation system. In addition, beginning in July 1994 foreign securities firms were permitted to establish representative offices in Mexico with the prior approval of the Ministry of Finance and Public Credit. As of December 31, 2002, the Ministry of Finance and Public Credit had authorized six foreign securities firms to establish representative offices.

Effective June 1, 2001, the Securities Market Law was amended to promote the securities market by making it more transparent, liquid and efficient and to include stricter corporate governance rules, which were intended to strengthen the rights of minority shareholders of public companies and brokerage houses, among other things. The amended law requires issuers of securities to appoint an audit committee of the board which will have full access to the issuer’s information, appoint independent board members and limit the amount of non- voting and voting-restricted stock they issue. In addition, the reforms introduced provisions that were intended to regulate the duties of board members and the legal responsibility of board members when acting in violation of such duties. The amendments also broadened the scope of insider trading provisions and introduced more severe penalties for insider trading violations.

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In conjunction with the 1995 and 1998 amendments to the Banking Law, certain restrictions on the shareholding structure of securities firms were relaxed. These restrictions mirror those that apply to Mexican commercial banks. See “—Banking System” for a discussion of the current shareholding structure and foreign ownership restrictions.

The market capitalization of the Mexican Stock Exchange was U.S. $104.7 billion at the end of 2002, representing an 17.3% decrease in dollar terms from its year-end 2001 level. The value of transactions on the Mexican Stock Exchange totaled U.S. $37.9 billion in 2002, 47.8% less than in 2001. Fixed income securities (i.e., commercial paper, notes, bonds and ordinary participation certificates) accounted for 2.2% and equity securities (i.e., shares and certificates of patrimonial contribution) accounted for the remaining 97.8% of transactions.

The Mexican Stock Exchange publishes a market index (the “Stock Market Index”) based on a group of the 35 most actively traded shares. At December 31, 2002, the Stock Market Index stood at 6,127.09 points, representing a 3.8% increase in nominal peso terms and 9.0% increase in real peso terms from the level at December 31, 2001.

At September 30, 2003, the Stock Market Index stood at 7,822.48 points, representing a 27.7% increase in nominal peso terms and a 24.8% increase in real peso terms from the level at December 31, 2002.

The following graph charts the Stock Market Index for the periods indicated.

End of Month

Source: Mexican Stock Exchange.

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EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

Since the late 1980’s, Mexico has had an outward-looking approach towards economic development, concentrating on export-led growth. This approach supplanted the import substitution economic development model that Mexico adopted in the 1940’s to promote industrialization through protection of local industries, and which in its latter stages was financed by the expansion of oil exports and debt accumulation.

To foster non-oil exports, the Government has promoted a comprehensive set of trade, fiscal, financial and promotional measures designed to create a macroeconomic environment in which exports will be more competitive. The Government’s decision to join the General Agreement on Trade and Tariffs in 1986 resulted in, among other things, an important reduction in the protection traditionally given to domestic producers. A five-tier tariff structure was established at the end of 1987 with a maximum rate of 20%. Average tariff rates declined from 22.6% in 1986 to 13.1% in 1992 and 5.0% in 2002. By 2002, approximately 99.5% of tariff items and 90.4% of imports by value were exempt from import permit requirements and other non-tariff barriers.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Exports and Imports(1)

	1998	1999	2000	2001	2002(2)	First six months of 2003(2)

	(in millions of dollars, except average price of Mexican oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$7,134	$9,928	$16,383	$12,799	$14,476	$9,185
Crude oil	6,368	8,859	14,887	11,591	13,109	8,297
Other	766	1,069	1,496	1,208	1,367	888
Non-oil products	110,325	126,463	150,072	145,644	146,287	70,719
Agricultural	3,797	3,926	4,217	3,903	3,866	2,837
Mining	466	453	521	389	389	221
Manufactured goods	106,062	122,085	145,334	141,353	142,031	67,662
In-bond industry	53,083	63,854	79,467	76,881	78,098	36,808
Other	52,979	58,231	65,867	64,472	63,933	30,853

Total merchandise exports	117,460	136,391	166,455	158,443	160,763	79,903
Merchandise imports (f.o.b.)
Consumer goods	11,109	12,175	16,691	19,752	21,178	9,859
Intermediate goods	96,935	109,270	133,637	126,149	126,508	61,959
In-bond industry	42,557	50,409	61,709	57,599	59,296	27,554
Other	54,379	58,860	71,929	68,550	67,212	34,405
Capital goods	17,329	20,530	24,130	22,496	20,993	9,673

Total merchandise imports	125,373	141,975	174,458	168,397	168,679	81,490

Trade balance	$(7,914)	$(5,584)	$(8,003)	$(9,954)	$(7,916)	$(1,587)

Average price of Mexican oil mix(3)	$10.17	$15.62	$24.62	$18.57	$21.58	$24.64

Note: Totals may differ due to rounding.
(1)	Includes exports and imports of in-bond industry.
(2)	Preliminary.
(3)	Weighted average price (in dollars per barrel) of the Mexican oil mix.
Source: Banco de México

As a result of the export promotion strategy referred to above, non-oil exports have increased nearly twenty-fold since 1982, reaching U.S. $146.3 billion (or 91.0% of total merchandise exports including in-bond industries) in 2002. During the period from 1998 through 2002, non-oil exports, including in-bond industries, grew at a compound annual rate of 7.3%.

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Over the last twenty years, the composition of Mexico’s non-oil exports has also changed. In 2002, U.S. $142.0 billion (or 97.1%) of Mexico’s non-oil exports (including in-bond industry) were represented by manufactured goods, as compared with U.S. $5.8 billion (or 77.1%) in 1982.

In 2001, Mexico registered a trade deficit of U.S. $10.0 billion, 24.4% greater than the deficit registered in 2000. Mexican exports decreased by 4.8% in 2001, to U.S. $158.4 billion, mainly due to the slowdown in growth in the United States, Mexico’s principal trading partner, and a 24.6% decrease in the weighted average price per barrel of Mexican crude oil exports. Petroleum exports decreased by 21.9% in 2001, non-petroleum exports decreased by 3.0% and exports of manufactured goods decreased by 2.7%, in each case as compared with 2000.

Imports decreased by 3.5% in 2001 as compared with 2000, to U.S. $168.4 billion, largely due to decreased levels of internal production and demand, as reflected in the 0.3% contraction in real GDP during 2000, as well as a decrease in exports of manufactured goods utilizing imported intermediate goods. Imports of capital goods fell by 6.8%, largely due to decreased levels of private investment. Imports of intermediate goods decreased by 5.6% and imports of consumer goods increased by 18.3% in 2001, each as compared with 2000.

In 2002, Mexico registered a trade deficit of U.S. $7.9 billion, as compared with a trade deficit of U.S. $10.0 billion in 2001. Merchandise exports increased by 1.5% in 2002, to U.S. $160.8 billion, as compared with U.S. $158.4 billion in 2001. In 2002, petroleum exports increased by 13.1% and non-petroleum exports increased by 0.4%, in each case as compared with 2001. Exports of manufactured goods, which represented 88.3% of total merchandise exports in 2002, increased by 0.5% in 2002 as compared with in 2001.

Total imports were U.S. $168.7 billion during 2002, a 0.2% increase as compared with 2001. Imports of intermediate goods increased by 0.3%, imports of capital goods decreased by 6.7% and imports of consumer goods increased by 7.2% during 2002, each as compared with 2001.

During the first six months of 2003, Mexico registered a trade deficit of U.S. $1.6 billion, as compared with a trade deficit of U.S. $3.1 billion for the same period of 2002. Merchandise exports increased by 2.4% during the first six months of 2003, to U.S. $79.9 billion, as compared with U.S. $78.0 billion during the first six months of 2002. During the first six months of 2003, petroleum exports increased by 41.4% and non-petroleum exports decreased by 1.2%, in each case as compared with the same period of 2002. Exports of manufactured goods, which represented 84.7% of total merchandise exports, decreased by 2.0% during the first six months of 2003, as compared with the same period of 2002.

During the first six months of 2003, total imports were U.S. $81.5 billion, a 0.5% increase as compared with the same period of 2002. Imports of intermediate goods increased by 1.6%, imports of capital goods decreased by 7.2% and imports of consumer goods increased by 1.9% during the first six months of 2003, each as compared with the same period of 2002.

Geographic Distribution of Trade

The United States is Mexico’s most important trading partner. In 2002, trade with the United States accounted for approximately 89.0% of Mexico’s total exports and 63.2% of Mexico’s total imports.

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The following table shows the distribution of Mexico’s external trade for the periods indicated:

	Distribution of Trade(1)
	1998	1999	2000	2001	2002(2)

Exports (f.o.b.):
U.S.A.	87.8%	88.3%	88.7%	88.5%	89.0%
Canada	1.3	1.8	2.0	1.9	1.7
EU	3.3	3.8	3.4	3.4	3.2
Of which:
Spain	0.6	0.6	0.9	0.8	0.9
U.K.	0.6	0.6	0.5	0.4	0.4
Germany	1.0	1.5	0.9	0.9	0.8
France	0.3	0.2	0.2	0.2	0.2
Japan	0.7	0.6	0.6	0.4	0.3
Others	6.9	5.6	5.3	5.8	5.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Imports (f.o.b.):
U.S.A.	74.4%	74.2%	73.1%	67.6%	63.2%
Canada	1.8	2.1	2.3	2.5	2.7
EU	8.8	9.0	8.6	9.7	9.9
Of which:
Spain	1.0	1.0	0.8	1.1	1.3
U.K.	0.8	0.8	0.6	0.8	0.8
Germany	3.6	3.5	3.3	3.6	3.6
France	1.1	1.0	0.8	0.9	1.1
Japan	3.6	3.6	3.7	4.8	5.5
Others	11.4	11.2	12.3	15.4	18.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:	Totals may differ due to rounding.
(1)	Includes in-bond industry on a gross basis.
(2)	Preliminary.
Source: National Institute of Statistics, Geography and Informatics.

The North American Free Trade Agreement, known as the NAFTA, between Mexico, the United States and Canada, entered into force on January 1, 1994. The three parties to the NAFTA also negotiated and entered into supplemental accords to the NAFTA on labor and environmental issues, as well as separate understandings on emergency actions in response to import surges and the funding of environmental infrastructure projects in the Mexico-U.S. border region. In addition, different combinations of the three countries have also reached understandings, or have agreed to pursue further discussions, on various specific issues.

The NAFTA:

•	removed most customs duties imposed on goods traded among Mexico, the United States and Canada;

•	removed or relaxed many investment restrictions, including restrictions on foreign investment in banking, insurance and other financial service activities;

•	liberalized trade in services and provided for protection of intellectual property rights;

•	provides a specialized means for resolution of trade disputes arising under the NAFTA; and

•	promotes trilateral, regional and multilateral cooperation.

Mexico has enacted laws and promulgated regulations to implement the NAFTA and intends to continue this process. Certain provisions of the NAFTA are being phased in over a period of years. It is anticipated over the long

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term that the NAFTA will have a favorable effect on employment, wages and economic growth in Mexico by providing improved and more predictable access of Mexican exports to U.S. and Canadian markets. On the other hand, Mexican producers and service providers are subject to increased foreign competition as tariffs and other restrictions which provided a measure of protection for certain industries from foreign competition, are reduced. This increased competition, the effects of which have already been felt in many segments of the Mexican economy after Mexico’s entry into the General Agreement on Trade and Tariffs in 1986, contributed to increased unemployment in Mexico in the short term, but has led to favorable changes in the composition of Mexican economic activity.

After NAFTA entered into force in 1994, trade between Mexico, the United States and Canada increased each year between 1994 and 2002. Despite a slowdown in United States imports in 2002, United States imports of Mexican products during that year grew at a higher rate (2.6%) than United States imports overall (2.0%).

A free trade agreement between Mexico and Chile went into effect on January 1, 1992. A free trade agreement with Colombia and Venezuela and a similar agreement with Bolivia entered into force on January 1, 1995. Mexico entered into a free trade agreement with Costa Rica in April 1994 and with Nicaragua in July 1998. In February 2000, Mexico and Israel signed a free trade agreement, which took effect on July 1, 2000. The agreement covers tariffs on industrial and agricultural products exported by Mexico to Israel and on agricultural technology, medical and agricultural equipment and agricultural products exported by Israel to Mexico. In June 2000, Mexico signed a free trade agreement with Guatemala, Honduras and El Salvador, which took effect on January 1, 2001. The agreement covers tariffs on industrial and agricultural products traded among the four countries, as well as rules governing the export and import of services among the four countries. On September 10, 2003, Mexico signed a free trade agreement with Uruguay, which has not yet entered into effect. Mexico is currently negotiating a free trade agreement with Panama and a trade agreement with Japan.

On November 18, 1993, Mexico was admitted as a member of the Asian Pacific Economic Cooperation Association. Mexico became a member of the World Trade Organization on January 1, 1995, the date the World Trade Organization superseded the General Agreement on Trade and Tariffs. In March 2000, Mexico and the European Union signed a free trade agreement, which took effect on July 1, 2000. The agreement covers industrial tariffs, agricultural goods, services, public procurement, rules of competition and investment, intellectual property, rules of origin and dispute resolution.

The Ley de Comercio Exterior (Foreign Trade Law), enacted in 1993, grants broad powers to the President to establish import and export duties and other trade restrictions. Under the law, the Ministry of Economy is authorized to resolve trade-related disputes and establish procedures for the imposition of countervailing duties. The Foreign Trade Law created the Foreign Trade Commission, an agency now within the Ministry of Economy, to administer these procedures. In addition, the Foreign Trade Law specifically defines and regulates unfair trade practices, making Mexico’s regulatory framework more consistent with current international practices and standards.

In-bond Industry

Mexico’s maquiladora or in-bond industry imports components and raw materials free of duties and exports finished products with the manufacturer paying tariffs only on the value added in Mexico. Initially established along the border with the United States, in-bond plants are now being established in other regions of the country, where they have access to a larger and more diverse labor pool and are able to take greater advantage of inputs available from Mexican suppliers. Although in 1982 only 71 in-bond plants were in non-border regions, by 2002 that number had increased to 857. More than half of the value added by in-bond industry is in the production of auto parts, transportation equipment and electronic products.

At December 31, 2002, the number of in-bond plants totaled 3,248, down from 3,450 at December 31, 2001. This decrease was attributable in large part to the slowdown in the United States economy during 2002. As of December 31, 2002, in-bond plants employed 1,084,911 workers, an increase from 1,081,526 workers at December 31, 2001. This increase in employment was attributable to the growth in certain in-bond industry sectors, including construction, reconstruction, assembled transportation equipment and electronics. Net revenues from maquiladora operations in 2002 totaled U.S. $18.8 billion, a decrease of 2.5% as compared with 2001.

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Balance of International Payments

Since 1988, Mexico has registered deficits in its current account, due primarily to increases in imports by the private sector and the Government’s trade liberalization policies.

During 2000, Mexico’s current account registered a deficit of U.S. $18,162 million, or 3.1% of GDP, U.S. $4,162 million more than the current account deficit in 1999. The capital account surplus for 2000 totaled U.S. $17,952 million, as compared with a surplus of U.S. $13,768 million during 1999. During 2000, direct foreign investment totaled U.S. $16,075 million and net foreign portfolio investment (including securities placed abroad) registered a negative balance (i.e., a net outflow) of U.S. $1,134 million, as compared to net inflows of U.S. $13,055 million of direct foreign investment and U.S. $12,005 million of net foreign portfolio investment in 1999.

During 2001, Mexico’s current account registered a deficit of U.S. $18,068 million, or 2.8% of GDP, U.S. $95 million less than the current account deficit registered in 2000. The capital account registered a surplus of U.S. $25,276 million in 2001, as compared with a surplus of U.S. $17,952 million in 2000. The increase was principally due to an inflow of long-term external resources in the form of foreign direct investment. In addition, there was an inflow of resources resulting from the reduction of assets held abroad by Mexican residents. At the same time, there was a modest inflow of foreign portfolio investment in equity securities and significant reductions in indebtedness of the public sector and Banco de México. Total foreign investment in Mexico reached U.S. $30,086 million in 2001, as a result of an inflow of U.S. $26,204 million in direct foreign investment and an inflow of U.S. $3,882 million of net foreign portfolio investment (including securities placed abroad).

According to preliminary figures, during 2002, Mexico’s current account registered a deficit of U.S. $14,004 million, or 2.2% of GDP, U.S. $4,064 million less than the current account deficit registered in 2001. The capital account registered a surplus of U.S. $22,207 million in 2002, as compared with a surplus of U.S. $25,276 million in 2001. Total foreign investment in Mexico totaled U.S. $13,897 million in 2002, and was comprised of direct foreign investment inflows totaling U.S. $14,623 million and net foreign portfolio investment (including securities placed abroad) outflows totaling U.S. $726 million.

According to preliminary figures, during the first six months of 2003, Mexico’s current account registered a deficit of 1.2% of GDP, or U.S. $3,654 million. The capital account surplus for the first six months of 2003 totaled U.S. $9,408 million. During the first six months of 2003, direct foreign investment totaled U.S. $5,217 million and net foreign portfolio investment (including securities placed abroad) totaled an inflow of U.S. $2,406 million.

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The following table sets forth Mexico’s balance of payments for the periods indicated:

Balance of Payments

	1998	1999	2000	2001	2002(1)	First six months of 2003(1)

	(in millions of dollars)
I. Current Account(2)	$(16,090)	$(14,000)	$(18,162)	$(18,068)	$(14,004)	$(3,654)
Credits	140,069	158,940	193,281	185,602	187,856	94,571
Merchandise exports (f.o.b.)	117,460	136,391	166,455	158,443	160,763	79,903
Non-factor services	11,523	11,692	13,712	12,660	12,692	6,386
Tourism	7,493	7,223	8,294	8,401	8,858	4,871
Others	4,030	4,469	5,418	4,260	3,834	1,515
Factor Services	5,047	4,517	6,091	5,139	4,099	1,903
Interest	4,034	3,736	5,025	4,075	2,835	1,275
Others	1,013	781	1,066	1,064	1,263	627
Transfers	6,040	6,340	7,023	9,360	10,304	6,380
Debits	156,159	172,940	211,443	203,669	201,860	98,225
Merchandise imports (f.o.b.)	125,373	141,975	174,458	168,396	168,679	81,490
Non-factor services	12,428	13,491	16,036	16,218	16,740	8,168
Insurance and freight	3,699	4,109	5,006	4,643	4,408	2,164
Tourism	4,209	4,541	5,499	5,702	6,060	2,970
Others	4,519	4,840	5,530	5,873	6,272	3,034
Factor services	18,331	17,447	20,920	19,033	16,406	8,561
Interest	12,500	12,946	13,699	12,677	12,013	5,825
Others	5,831	4,501	7,221	6,356	4,393	2,737
Transfers	27	27	29	22	35	6
II. Capital Account	17,652	13,768	17,952	25,276	22,207	9,408
Liabilities	17,221	17,772	10,853	29,111	10,441	5,629
Loans and deposits	6,197	(7,287)	(4,088)	(975)	(3,455)	(1,993)
Development banks	240	(765)	920	(1,289)	(545)	(1,235)
Commercial banks	(143)	(1,546)	(1,803)	(2,694)	(2,499)	(664)
Banco de México	(1,072)	(3,685)	(4,286)	0	0	0
Non-financial public sector	1,270	(4,027)	(3,528)	(1,280)	(1,620)	(727)
Non-financial private sector	5,902	2,737	4,608	4,287	1,208	633
Foreign investment	11,023	25,060	14,941	30,086	13,897	7,623
Direct	11,602	13,055	16,075	26,204	14,623	5,217
Portfolio	(579)	12,005	(1,134)	3,882	(726)	2,406
Equity Securities	(666)	3,769	447	151	(104)	(37)
Debt securities in pesos	214	(917)	(46)	941	150	425
Public sector	290	(942)	(25)	941	150	425
Private sector	(76)	25	(21)	0	0	0
Debt securities in foreign currency	(128)	9,153	(1,535)	2,790	(772)	2,018
Public sector	198	4,725	(4,151)	1,274	(2,300)	469
Private sector	(326)	4,427	2,616	1,516	1,528	1,549
Assets	432	(4,005)	7,099	(3,835)	11,765	3,778
III. Errors and Omissions	576	824	3,035	117	(1,113)	(342)
IV. Change in net international reserves(3)	2,137	594	2,822	7,325	7,104	5,413

Note: Totals may differ due to rounding.
(1)	Preliminary.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include in-bond industry.
(3)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver as well as adjustments in their value are not reflected in items I, II and III.
Source: Banco de México.

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Mexico’s Foreign Exchange Commission, comprised of members of the Ministry of Finance and Banco de México, establishes Mexico’s exchange rate policy as well as Mexico’s policies for the accumulation of international reserves.

The Government establishes quarterly targets for the expansion of net domestic credit, and has done so since 1996. At that time, the definition of “net domestic credit” was changed to be more consistent with international standards. “Net domestic credit” is now defined as the variation of the monetary base (currency in circulation plus bank deposits at the central bank) less the variation of Banco de México’s “net international assets.” “Net international assets” is defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

In August 1996, the Foreign Exchange Commission announced a plan to increase Mexico’s reserves by conducing monthly auctions of options to sell U.S. dollars to Banco de México. The auctions took place among commercial banks, which could assign their rights arising therefrom. The auctions allowed Banco de México to accumulate international assets without creating distortions in the currency markets. Through this mechanism, Banco de México accumulated U.S. $12,117 million in reserves after the auctions were introduced in 1996. At May 11, 2001, the net international assets of Banco de México totaled U.S. $40,732 million, a level sufficiently high to justify the suspension of the accumulation by this mechanism. Accordingly, on May 18, 2001, the Foreign Exchange Commission decided to suspend until further notice the sale of options after the auction held on June 29, 2001.

In February 1997, the Foreign Exchange Commission established a program enabling Banco de México to sell up to U.S. $200 million of dollars to Mexican commercial banks pursuant to an auction mechanism on any day in which the peso/dollar exchange rate applicable to the payment of obligations denominated in foreign currencies exceeds the corresponding rate on the preceding business day by more than 2%. This mechanism was adopted with the aim of moderating the volatility of the peso/dollar exchange rate, while maintaining the Government’s freely floating exchange rate regime.

On August 26, 1998, the Foreign Exchange Commission decided to allow Banco de México to increase the number of currency auctions held per day from two to three, in order to increase the likelihood that Banco de México would be able to sell the entire maximum amount of U.S. $200 million on any day it chose to use the auction program. From October 27, 1997 through July 2, 2001, the date of the last such sale, Banco de México sold U.S. $1,900 million under this program, auctioning dollars three times in 1997 and seven times in 1998. In one such sale, on September 10, 1998, Banco de México sold a total of U.S. $478 million, with U.S. $200 million of this amount sold under the auction program, and the remainder sold as an extraordinary direct sale of dollars at market rates, the first extraordinary intervention by Banco de México in the foreign currency market since December 1995. Banco de México auctioned dollars four times in 1999 and once in 2000. The Foreign Exchange Commission resolved on May 18, 2001 to suspend use of the mechanism for the contingent sale of dollars effective as of July 2, 2001.

On March 20, 2003, the Foreign Exchange Commission announced that it had adopted a new mechanism to moderate the rate of accumulation of international reserves expected in 2003. Under the new mechanism, Banco de México sells dollars directly in the foreign exchange market according to the following rules:

•
Every quarter, Banco de México announces the total amount of dollars it will supply to the currency market in the following three-month period. The amount of dollars to be sold, which is sold exclusively to Mexican credit institutions, equals 50% of the increase in net international reserves registered during the previous quarter less the amount of dollars sold through this mechanism during the previous quarter.

•	The total amount of dollars to be sold in a quarter will be sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.

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•
The auctions will be temporarily suspended if the amount sold in the auctions during the previous quarter is less than $125 million. The auctions will resume if the increase in net international reserves during a quarter exceeds by more than $250 million the excess of the level of international reserves at the beginning of the last quarter in which a dollar sale was announced over the amount of dollars to be sold during such quarter under the auction mechanism.

The daily auction procedure commenced on May 2, 2003, based on the accumulation of net international reserves registered in the period from January 17 to April 16, 2003. On April 22, 2003, Banco de México announced that the daily amount of dollars to be auctioned pursuant to this procedure for the period from May 2, 2003 to July 31, 2003 would be U.S. $32 million. On July 22, 2003, Banco de México announced that the daily amount of dollars to be auctioned pursuant to this procedure for the period from August 1, 2003 to October 31, 2003 would be U.S. $14 million.

At December 31, 2002, Mexico’s international reserves totaled U.S. $47,984 million, an increase of U.S. $7,104 million from the level at December 31, 2001. The net international assets of Banco de México totaled U.S. $50,722 million at December 31, 2002, an increase of U.S. $5,865 million from the level at December 31, 2001. At October 10, 2003, Mexico’s international reserves totaled U.S. $52,212 million, an increase of U.S. $4,288 million from the level at December 31, 2002. The net international assets of Banco de México totaled U.S. $54,761 million at October 10, 2003, an increase of U.S. $4,039 million from the level at December 31, 2002.

The following table sets forth the international reserves and net international assets of Banco de México at the end of each period indicated.

International Reserves and Net International Assets(3)

Year	End-of-Period International Reserves(1)(2)	End-of-Period Net International Assets

	(in millions of dollars)
1998	$30,140	$23,480
1999	30,733	27,380
2000	33,555	35,629
2001	40,880	44,857
2002	47,984	50,722
2003
January	49,440	51,632
February	50,315	52,078
March	51,988	54,003
April	53,731	55,149
May	53,571	55,803
June	53,397	55,315
July	51,756	54,251
August	51,487	54,058
September	52,117	54,895

(1)	International reserves of Banco de México include gold, Special Drawing Rights and foreign exchange holdings.
(2)	International reserves are equivalent to gross international reserves minus international liabilities of the central bank with maturities under six months.
(3)
Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

Source: Banco de México.

Direct Foreign Investment in Mexico

Mexico’s Foreign Investment Law establishes a set of rules designed to provide legal certainty to foreign investors and promote the country’s competitiveness. The law, which became effective in December 1993, liberalized certain restrictions on foreign investment in Mexico, permitting, if certain conditions are satisfied, the ownership by foreign investors of 100% of the capital stock of a Mexican company. The law also sets forth which

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activities of the economy continue to be reserved to the Government or to Mexican investors and the different activities in which foreign investment may not exceed 10%, 25%, 30% or 49% of the total investment. The Government recognizes that Mexico is competing for capital with many other countries, including China and nations in Eastern and Central Europe, but believes that, because of the increased competitiveness and productivity of its economy, Mexico will be able to maintain access to sources of investment capital.

If certain requirements are met, the Foreign Investment Law allows foreign investors to purchase equity securities traded on the Mexican Stock Exchange that would otherwise be restricted to Mexican investors. Thus, with the authorization of the Ministry of Economy, investment trusts may be established by Mexican banks acting as trustees. These trusts issue ordinary participation certificates that may be acquired by foreign investors; the certificates grant only economic rights to their holders and do not confer voting rights in the companies whose stock is held by the trusts (such voting rights being exercisable only by the trustee).

During 2002, direct foreign investment in Mexico notified to the National Foreign Investment Commission totaled approximately U.S. $9.7 billion, 72.9% of which came from the United States. Total accumulated direct foreign investment in Mexico during the 1998- 2002 period amounted to approximately U.S. $71.5 billion, 70.5% of which came from the United States. Of the total direct foreign investment accumulated during the 1998-2002 period, excluding that in securities, 45.8% has been channeled to industry, 53.3% to services, 0.7% to mining and 0.3% to agriculture and fishing.

During 2002, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $13.9 billion, and was comprised of direct foreign investment of U.S. $14.6 billion and net foreign portfolio investment (including securities placed abroad) outflows of U.S. $0.7 billion. During the first six months of 2003, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $7.6 billion and was comprised of direct foreign investment of U.S. $5.2 billion and portfolio investment of U.S. $2.4 billion.

The following table shows, by country of origin, direct foreign investment in Mexico notified to the National Foreign Investment Commission in 2002 and the cumulative totals from January 1, 1998 through December 31, 2002.

Direct Foreign Investment(1)

	Direct Foreign Investment Notified in 2002		Cumulative Total 1998-2002
	(in millions of dollars, except percentages)
United States	$7,071.4	72.9%	$50,440.6	70.5%
United Kingdom	69.3	0.7	387.1	0.5
Germany	476.0	4.9	1,502.8	2.1
Japan	95.8	1.0	2,023.7	2.8
Switzerland	260.5	2.7	663.3	0.9
France	150.0	1.5	(1,766.3)	(2.5)
Netherlands	485.9	5.0	7,494.3	10.5
Spain	239.8	2.5	4,018.6	5.6
Canada	31.7	0.3	2,248.4	3.1
Sweden	(40.9)	(0.4)	235.4	0.3
Italy	9.5	0.1	109.3	0.2
Others	847.4	8.7	4,140.9	5.8

Total	$9,696.4	100.0%	$71,498.1	100.0%

Note: Totals may differ due to rounding.
(1)
Excluding portfolio investment. The direct foreign investment corresponds to investments notified to the National Foreign Investment Register (including temporary net imports of machinery and equipment of the in-bond industry and capital stock). Since 1999, direct foreign investment figures include reinvestment of profits and intercompany accounts.

Source: Ministry of Commerce and Industrial Development.

Subscriptions to International Institutions

At December 31, 2002, Mexico’s subscription to the IMF was 2,585 million Special Drawing Rights (“SDR”) (equal to approximately U.S. $3,515 million). On August 30, 2000, Banco de México repurchased its entire outstanding IMF repurchase obligations and has not incurred any repurchase obligations since that date.

Mexico’s subscription to the capital of the World Bank was U.S. $2.27 billion at December 31, 2002. Of this amount, U.S. $139.0 million has been paid in, and the balance is callable only if required by the World Bank to meet its obligations for borrowed funds or guaranteed loans. At December 31, 2002, excluding cancellations, the World Bank had authorized gross loans to Mexico totaling U.S. $34.7 billion, of which U.S. $28.1 billion had been disbursed.

At December 31, 2002, Mexico’s contribution to the capital of the International Development Association was U.S. $161.7 million and its subscription to the capital of the International Finance Corporation was U.S. $27.6 million, all of which had been paid. Both the International Development Association and the International Finance Corporation are part of the World Bank Group. At December 31, 2002, the International Finance Corporation had authorized credits to and made investments in Mexico totaling U.S. $4.3 billion.

Mexico’s subscription to the capital of the Inter-American Development Bank (“IADB”) was U.S. $7.0 billion at December 31, 2002, one of the largest subscriptions of the IADB’s Latin American members. Of that subscription, U.S. $299.0 million has been paid in and the balance is callable if required to meet the IADB’s obligations. Mexico’s contribution to the IADB Fund for Special Operations was U.S. $323.4 million at December 31, 2002. The IADB had authorized gross loans to Mexico at December 31, 2002 totaling U.S. $16.0 billion (excluding cancellations), of which U.S. $13.2 billion had been disbursed. Mexico’s contribution to the capital of the Inter-American Investment Corporation, an affiliate of the IADB, was U.S. $19.6 million at December 31, 2002, and the Inter-American Investment Corporation had made investments in Mexico totaling U.S. $142.2 million at December 31, 2002.

Mexico has also contributed capital to the Caribbean Development Bank and the European Bank for Reconstruction and Development. In addition, Mexico has subscribed to a total of U.S. $225 million of capital, of which 78% has been paid in, of the North American Development Bank, whose purpose is to improve environmental conditions along the United States-Mexico border. Banco de México has also been a member of the Bank for International Settlements since 1996, when Banco de México subscribed to 3,000 shares of the Bank for International Settlements’ third tranche of capital.

Exchange Controls and Foreign Exchange Rates

Since December 22, 1994, the Government has maintained a floating exchange rate policy, with Banco de México intervening in the foreign exchange market from time to time to minimize volatility and ensure an orderly market. The Mexican Government has also promoted market-based mechanisms for stabilizing the exchange rate, such as over-the-counter forward and options contracts between banks and their clients in Mexico, and authorization of peso futures trading on the Chicago Mercantile Exchange. In addition, since October 1996, Banco de México has permitted foreign financial institutions to open peso-denominated accounts and to borrow and lend pesos (subject to general restrictions on conducting banking activities in Mexico).

In February 1997, the Foreign Exchange Commission established a program enabling Banco de México to sell up to U.S. $200 million of dollars to Mexican commercial banks pursuant to an auction mechanism on any day on which the peso/dollar exchange rate applicable to the payment of obligations denominated in foreign currencies exceeds the corresponding rate on the preceding business day by more than 2%. This mechanism was adopted with the aim of moderating the volatility of the peso/dollar exchange rate while maintaining the Mexican Government’s freely floating exchange rate regime. Effective July 2, 2001, the use of the auction mechanism was suspended. See “—Balance of International Payments.”

The speculative attacks against the Brazilian real put pressure on the peso/dollar exchange rate in early 1999. The peso/dollar exchange rate registered a high of Ps. 10.60 = U.S. $1.00 on January 15, 1999, a depreciation of 7.5% as compared to its value at the end of 1998. During the following months, the value of the peso relative to the dollar strengthened, as a result of the recovery of the United States stock market and a general improvement in investor confidence for the outlook for Mexico. The peso/dollar exchange rate closed at Ps. 9.5143 = U.S. $1.00 on December 30, 1999, a 3.7% appreciation in dollar terms as compared to the rate at the end of 1998.

Following a period of relative stability, during June and the first two weeks of July of 2000, pressures on the peso-dollar exchange rate resumed, due primarily to uncertainty generated by financial problems in Argentina. In December of 2000, the exchange rate experienced new pressures due primarily to unfavorable external factors, notably the growing evidence of the U.S. economic deceleration and the downward correction in the price of oil. The peso/dollar exchange rate closed at Ps. 9.572 = U.S. $1.00 on December 31, 2000, a decline in dollar terms in the value of the peso of approximately 0.6% as compared to the exchange rate at the end of 1999.

The peso/dollar exchange rate closed at Ps. 9.142 = U.S. $1.00 on December 31, 2001, a 4.7% appreciation in dollar terms as compared to the exchange rate at the end of 2000. The appreciation was primarily attributable to an increase in capital inflows, which in turn was largely due to favorable medium-term projections for the economy and the strength of the Government’s external accounts.

During 2002, the average peso/U.S. dollar exchange rate was Ps. 9.656 = U.S. $1.00 as compared to Ps. 9.343 = U.S. $1.00 in 2001. This depreciation is attributable in part to expectations that the U.S. economy would be negatively affected by war in the Middle East, in turn affecting demand for Mexican products. During the first six months of 2003, the monthly average peso/U.S. dollar exchange rate was Ps. 10.637 = U.S. $1.00. This depreciation is primarily attributable to the decrease in domestic interest rates. The peso/U.S. dollar exchange rate announced by Banco de México on October 15, 2003 (to take effect on the second business day thereafter) was Ps. 11.1785 = U.S. $1.00.

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates announced by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Exchange Rates

	Representative Market Rate
Year	End-of-Period	Average

1998	9.865	9.136
1999	9.514	9.561
2000	9.572	9.456
2001	9.142	9.343
2002	10.313	9.656
2003
January	10.986	10.576
February	11.033	10.922
March	10.767	10.943
April	10.430	10.632
May	10.406	10.251
June	10.481	10.495
July	10.488	10.443
August	10.934	10.733
September	10.927	10.926

Source: Banco de México.

PUBLIC FINANCE

General

Budget Process

The Government’s fiscal year is the calendar year. The budget process involves the participation and coordination on both an overall and a sectoral basis of all the federal ministries and agencies. The Ministry of Finance and Public Credit prepares the revenue bill, which sets forth the revenues to be received by the Government and budget controlled agencies during the succeeding fiscal year. The various ministries prepare expenditure estimates for their own operations and for all of the budget controlled agencies under their jurisdiction, within the policy orientation and program guidelines established by the Ministry of Finance and Public Credit. These expenditure requests are then reviewed by the Ministry of Finance and Public Credit, which prepares the expenditure bill for the Government and the budget controlled agencies.

Upon passage by both houses of Congress, the revenue bill becomes the Federal Annual Revenue Law, which provides the necessary authority for collecting taxes and other revenues and for contracting loans. Upon passage by the Chamber of Deputies, which under the Constitution is the only chamber required to approve it, the expenditure bill becomes the Federal Expenditure Budget, which provides the authority for incurring expenses during the relevant fiscal year. In addition, the Chamber of Deputies is obligated to review on a yearly basis the Public Account, which sets forth the expenditures actually made by the ministries and the budget controlled agencies.

Under the Constitution, no payment may be made by any ministry or budget controlled agency unless it is included in the Federal Expenditure Budget or approved under a law subsequently passed by Congress. However, under the Federal Expenditure Budget for 2003, approved by the Congress on December 14, 2002, and the Federal Annual Revenue Law for 2003, approved by the Congress on December 15, 2002 (together, the “2003 Budget”), the President is authorized to approve additional expenditures for investment in projects having a social benefit or in programs considered to have priority or to be strategically important to the Government, such as rural development, marketing of agricultural products, education, health, housing, transportation and communications, infrastructure and the environment, if there are excess revenues with respect to certain items specified in the Federal Expenditure Budget. At the time the Public Account is submitted for review, the President must inform the Chamber of Deputies of any expenditures made pursuant to this authority.

Treatment of Public Sector Agencies and Enterprises

The federal budget includes the revenues and expenditures of the Government and of certain agencies and enterprises whose budgets require specific legislative approval (“budget controlled agencies”), including, for example, Petróleos Mexicanos. The overall public sector budget and the revenues and expenditures information included herein are prepared on a consolidated basis, including not only the revenues and expenditures of the Government and budget controlled agencies, but also of other public sector agencies and enterprises whose budgets are not subject to legislative approval (“administratively controlled agencies”), such as NAFIN, Bancomext and the Mexico City subway system. The budgets of administratively controlled agencies are subject to Governmental review and, as with the budget controlled agencies, the Ministry of Finance and Public Credit must approve their borrowings. In some instances, borrowings of budget and administratively controlled agencies are guaranteed by Mexico whether by law or pursuant to contractual arrangements.

Measures of Fiscal Balance

Mexico reports its fiscal balance using three principal measures:

•
Public sector balance, which equals consolidated public sector revenues minus expenditures, including public sector interest expense, but excluding proceeds of privatizations and the effects of financial intermediation. A deficit in the public sector balance is also referred to as the Public Sector Borrowing Requirement.

•
Primary balance, which is the public sector balance less the net borrowing costs of the Government, that is, the balance of revenues and expenditures of the non-financial public sector, excluding interest payments. The primary balance is also reported without giving effect to proceeds of privatizations. This balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

•
Operational balance, which is similar to the primary balance but excludes only the inflationary component of interest payments on domestic debt of the non-financial public sector. This balance is used to correct the distortions that affect the measurement of public finances in an inflationary environment.

The following table sets forth the performance of public finance indicators as a percentage of GDP for the years indicated.

Public Finance Indicators 1998-2003
(percentage of GDP)

(1)	Preliminary.
(2)
2003 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (“General Economic Policy Guidelines for 2003”) and do not reflect actual results for the year or updated estimates of Mexico’s 2003 economic results.

Source: Ministry of Finance and Public Credit.

Fiscal Policy

The rationalization of public expenditure and the augmentation of revenue have been important components of the Government’s economic stabilization strategy. The Government’s fiscal policy has two fundamental objectives: to establish the macroeconomic foundation for sustained growth and to focus the Government’s resources on those sectors in which the Government can have the greatest impact in supporting social development and the competitiveness of the Mexican economy.

At present, the Government’s principal short-term fiscal policy objectives, in addition to countering inflation, are:

•	strengthening economic activity and exports;

•	maintaining an adequate surplus in the Government’s primary balance and incurring only a moderate public sector deficit;

•	continuing the promotion of fiscal federalism; and

•	increasing the efficiency and competitiveness of the economy and the effectiveness of the tax collection system.

The Government’s principal fiscal policy objectives over the medium-term are:

•	significantly reducing the inflation rate to levels approximating those of Mexico’s major trading partners;

•	consolidating the process of sustainable economic growth;

•	promoting private sector savings;

•	continuing to modernize the economy; and

•	strengthening social policy through increased real spending on social development.

2003 Budget and Fiscal Package

The 2003 Budget maintains fiscal discipline as the cornerstone of the economic program, and contemplates a public sector deficit of 0.50% of GDP for 2003. The 2003 Budget is based on an estimated weighted average price of Mexico’s oil exports of U.S. $18.35 per barrel and an estimated volume of oil exports of 1.86 million barrels per day. The budget as originally proposed to Congress was based on an estimated weighted average price of Mexico’s oil exports of U.S. $17.00 per barrel. Congress’ upward revision resulted in Ps. 24.7 billion of additional revenues with respect to the original proposal.

The 2003 Budget includes the following tax measures, among others:

•	continuation of a gradual reduction in income tax rates, introduced at the end of 2001;

•	new tax deductions for individuals and immediate deduction of investment expenditures outside of the metropolitan areas of Mexico City, Guadalajara and Monterrey; and

•	elimination of the luxury goods tax.

Under the 2003 Budget, the Government estimates that it will devote Ps. 271,305 million (24.5% of total budgetary programmable expenditures) to education and Ps. 317,430 million (28.7% of total budgetary programmable expenditures) to health and social security.

The Government also expects that it will devote Ps. 93,221 million (8.4% of total budgetary programmable expenditures) to housing and community development. In addition, the 2003 Budget contemplates that Ps. 158,474 million will be used for the debt service of the Government, including the debt service of IPAB, and that Ps. 26,408 million will be used for the debt service of the public sector agencies included in the 2003 Budget.

The assumptions and targets underlying the 2003 Budget, as embodied in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2003, the results for 2001 and preliminary results for 2002 and the first half of 2003 are set forth in the table below.

	2001 Results	2002 Results		First half of 2003		2003 Budget

Real GDP growth (%)	(0.3)%	0.9	%(1)	1.2	%(1)	3.0%
Increase in the national consumer price index (%)	4.4%	5.7	%(1)	4.3	%(1)	3.0%
Average export price of Mexican oil mix (U.S.$/barrel)	$18.57	$21.54		$22.88		$18.35
Current account deficit as % of GDP	2.9%	2.2%		1.4%		2.8%
Average exchange rate (Ps./$1.00)	9.343	9.656		10.637		10.1
Average rate on 28-day Cetes (%)	11.3%	7.8%		6.2%		7.5%
Public sector balance as % of GDP	(0.7)%	(1.2	)%(1)(2)	3.8	%(1)	(0.5)%
Primary balance as % of GDP	2.5%	1.7	%(1)(2)	9.9	%(1)	2.3%

(1)	Preliminary.
(2)	Includes liquidation of Banrural.
Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

General

The following table sets forth revenues and expenditures and total borrowing requirements for the consolidated public sector for the five fiscal years ended December 31, 2002 and budgetary estimates for 2003.

Selected Public Finance Indicators

	1998		As a % of GDP	1999		As a % of GDP	2000		As a % of GDP	2001		As a % of GDP	2002(1)		As a % of GDP	2003 Budget(2)		As a % of GDP

	(in billions of pesos)(3)
1. Budgetary revenues	Ps.	294.9	20.4%	Ps.	312.9	20.8%	Ps.	346.3	21.6%	Ps.	348.3	21.8%	Ps.	363.8	22.6%	Ps.	372.4	22.4%
Federal Government		205.3	14.2		220.6	14.7		253.1	15.8		257.3	16.1		259.2	16.1		268.4	16.2
Public enterprises and agencies		89.6	6.2		92.3	6.1		93.1	5.8		91.0	5.7		104.5	6.5		104.0	6.3
2. Budgetary expenditures		312.8	21.6		330.2	22.0		363.9	22.7		359.4	22.5		382.7	23.7		380.7	22.9
(a) Budgetary primary expenditures (excluding interest payments)		270.9	18.7		276.4	18.4		305.8	19.1		307.8	19.3		335.9	20.8		334.0	20.1
Programmable		224.2	15.5		230.5	15.3		251.0	15.7		253.5	15.9		278.0	17.2		274.9	16.6
Non-programmable		46.7	3.2		45.9	3.1		54.3	3.4		54.3	3.4		57.9	3.6		59.1	3.6
(b) Interest payments (budgetary sector)		41.9	2.9		53.8	3.6		58.6	3.7		51.5	3.2		46.7	2.9		46.7	2.8
3. Budgetary primary surplus (1-2(a))		24.0	1.7		36.5	2.4		41.0	2.6		40.5	2.5		27.8	1.7		38.4	2.3
4. Off-budgetary primary surplus		0.7	0.1		1.2	0.1		0.8	0.1		0.3	0.0		0.7	0.0		0.2	0.0
5. Total primary surplus (3+4)		24.7	1.7		37.7	2.5		41.8	2.6		40.7	2.6		28.6	1.8		38.6	2.3
6. Total interest payments (budgetary and off- budgetary)		42.1	2.9		54.0	3.6		58.8	3.7		51.8	3.2		46.8	2.9		46.9	2.8
7. Statistical discrepancy		(0.7)	(0.1)		(0.7)	(0.1)		(0.7)	0.0		(0.5)	0.0		(1.6)	(0.1)		0.0	0.0
8. Public sector balance (on a cash basis) (5- 6+7)		(18.0)	(1.3)		(17.0)	(1.1)		(17.7)	(1.1)		(11.6)	(0.7)		(19.8)	(1.2)		(8.3)	(0.5)

Note: Totals may differ due to rounding.
(1)	Preliminary.
(2)	Budgetary estimates as of December 2002.
(3)	Constant pesos with purchasing power at December 31, 1993.
Source: Ministry of Finance and Public Credit.

In 2001, public sector revenues were negatively affected by the following factors: (1) less dynamic economic activity; (2) the strength of the Mexican peso with respect to the U.S. dollar; and (3) the reduction in the volume of oil exports agreed with other oil producing countries to stabilize medium-term oil prices. These factors caused budgetary revenues to be Ps. 33.8 billion lower than projected in the 2001 budget.

In accordance with the automatic adjustment mechanism contained in Article 32 of the 2001 budget, and in response to lower than projected revenues, the Government cut expenditures in order to meet the fiscal targets for 2001. Mexico cut expenditures by Ps. 3.4 billion during the first quarter of 2001, by Ps. 6.8 billion during the second quarter of 2001, by Ps. 3.0 billion during the third quarter of 2001 and by Ps. 3.0 billion during the fourth quarter of 2001. As a result of these adjustments, the public sector recorded an overall deficit of Ps. 42.1 billion, or 0.7% of GDP, in 2001, slightly lower than the deficit recorded in 2000.

During 2002, the public sector registered an overall deficit of Ps. 75.6 billion in nominal pesos, or 1.2% of GDP, higher than the deficit recorded in 2001. The public sector balance was negatively affected by the dissolution and liquidation of Banco Nacional de Crédito Rural, S.N.C. (Banrural), which was approved by Congress on December 12, 2002. Banrural was a governmental development bank, and its dissolution and liquidation created an estimated extraordinary expenditure of Ps. 48.9 billion. This expenditure was partially offset by an estimated Ps. 11 billion to be gained from an amendment to the Retirement Systems Savings Law approved by Congress on December 15, 2002, which allowed the Government to use a portion of workers’ unclaimed retirement funds for the purpose of offsetting losses from the liquidation. The Government is contingently liable to return these funds, with interest, if and when claimed by the workers entitled to them. Excluding the accounting adjustment associated with the liquidation of Banrural, the overall budget deficit for 2002 amounted to Ps. 37.7 billion in nominal pesos, or 0.6% of GDP.

During 2002, the public sector primary balance registered a surplus of Ps. 109.0 billion in nominal pesos (1.7% of GDP), 30.2% lower in real terms compared to 2001. Excluding the accounting adjustment associated with the liquidation of Banrural, the primary balance registered a surplus of Ps. 146.9 billion in nominal pesos.

In accordance with the automatic adjustment mechanism contained in Article 32 of the 2002 Budget, and in response to the lower than projected revenues, the Government cut expenditures by Ps. 10.1 billion during the first quarter of 2002 in order to meet its fiscal targets for 2002. The Government did not cut expenditures during the remainder of 2002.

During the first eight months of 2003, the public sector overall balance registered a surplus of Ps. 45.9 billion, Ps. 42.0 billion greater than the Ps. 3.9 billion surplus registered for the same period of 2002. The primary balance registered a surplus of Ps. 189.6 billion in nominal pesos, 26.9% greater in real terms than for the first eight months of 2002.

Revenues

The following table shows the composition of public sector budgetary revenues for each of the five fiscal years ended December 31, 2002, and the projected revenues set forth in the 2003 Budget.

	Consolidated Public Sector Revenues
	1998		1999		2000		2001		2002(1)		2003 Budget(2)

	(in billions of pesos)(3)
Budgetary revenues	Ps.	294.9	Ps.	312.9	Ps.	346.3	Ps.	348.3	Ps.	363.8	Ps.	372.4
Federal government		205.3		220.6		253.1		257.3		259.2		268.4
Taxes		152.3		170.7		169.6		179.4		191.2		199.7
Income tax		63.8		70.7		75.4		78.2		83.7		92.1
Value-added tax		45.1		49.5		55.3		57.1		57.2		56.9
Excise taxes		28.9		34.9		23.8		30.3		35.8		37.5
Import duties		8.1		8.9		9.6		7.9		7.2		6.5
Export duties		0.0		0.0		0.0		0.0		0.0		0.0
Luxury goods and services		n.a.		n.a.		n.a.		n.a.		0.5		0.1
Other		6.3		6.7		5.5		5.8		6.8		6.7
Non-tax revenue		53.1		49.9		83.5		77.9		68.1		68.7
Fees and tolls		39.5		34.8		61.5		55.8		41.5		50.3
Rents, interest and proceeds of assets sales		4.5		2.6		2.1		1.8		1.4		1.3
Fines and surcharges		9.0		12.6		19.9		20.2		25.2		17.1
Other		0.0		0.0		0.0		0.0		0.0		0.0
Public agencies, including
PEMEX		89.6		92.3		93.1		91.0		104.5		104.0
PEMEX		30.9		33.1		31.7		28.4		39.3		38.4
Others		58.7		59.2		61.5		62.7		65.3		65.6

Note: Totals may differ due to rounding.
(1)	Preliminary.
(2)	Budgetary estimates as of December 2002.
(3)	Constant pesos with purchasing power at December 31, 1993.
Source: Ministry of Finance and Public Credit.

Public sector budgetary revenues increased by 4.0% in real terms during 2002. Oil prices increased by 16.2% in 2002, from a weighted average price of $18.57 per barrel in 2001 to $21.58 per barrel in 2002, and the share of oil-related public sector revenues (PEMEX’s revenues plus taxes and duties paid by PEMEX to the Federal Government) in total public sector budgetary revenues increased from 26.1% in 2001 to 28.7% in 2002.

During the first eight months of 2003, public sector budgetary revenues amounted to Ps. 1.1 billion, 13.1% higher in real terms as compared to the same period of 2002.

Public sector budgetary revenues have increased as a percentage of GDP over the past five years, from 20.4% of GDP in 1998 to 22.6% of GDP in 2002.

Taxation

Mexico’s federal tax structure includes both direct taxation through income taxes and indirect taxation through the value-added tax. Income taxes consist of the corporate tax and the individual tax. The corporate tax is levied at a flat rate and the individual tax is levied at progressive rates. The corporate tax rate is 30% for corporations meeting certain conditions and the highest marginal tax rate for high income individuals is 40%. Withholding taxes related to interest payments made by Mexican companies to non-residents of Mexico generally are imposed at a rate of 15% (or at a lower rate if specified in a tax treaty between Mexico and the country of the applicable non-resident), and at rates ranging from 4.9% to 40% for other obligations.

The value-added tax is imposed at a fixed rate, which is passed through the manufacturing and distribution chain until it becomes part of the purchase price to the consumer. Certain goods and services qualify for an exemption from or a reduced rate of value-added tax, such as exports, which are exempt from value-added tax.

Corporations and individuals engaged in business activities are also subject to an alternative form of minimum income tax aimed at reducing tax evasion. This tax is assessed at a rate of 2% on the aggregate book value of the assets owned by a company in each fiscal year. Income taxes payable by the company may be credited against this asset tax. The Government believes that since its introduction in 1989 this tax has been helpful in increasing tax collections.

From 2000 to 2003, fiscal policy in Mexico has been oriented towards strengthening and consolidating economic growth, while advancing a more equitable and efficient tax system. To this end, the Government gradually reduced certain corporate income tax rates, increased its efforts to fight tax evasion in the informal sector of the economy, facilitated compliance with the tax laws by simplifying tax collection procedures and provided greater legal certainty to taxpayers.

In May 2003, the Supreme Court declared unconstitutional a payroll tax (the Impuesto Sustitutivo del Crédito al Salario) on certain personal service wages that had been implemented pursuant to an amendment to a tax law in January 2002. Pursuant to this decision, the Government will be required to reimburse certain employers for payroll tax contributions made since January 2002. As of the date hereof it is unclear what the effect of the elimination of the payroll tax on the Government’s total revenues will be. This tax contributed 0.15% of total taxes revenues in 2002 and was expected to contribute approximately 0.23% of tax revenues in 2003.

The Government does not have exclusive power to impose certain special taxes, as changes were made in the tax laws during the 1990’s to strengthen the income of the states and their participation in the tax system. Since 1997, local governments have been permitted to impose (in addition to the federal taxes on these items) taxes on lodging services and new vehicles. Moreover, local governments are able to require retail commercial establishments selling alcoholic beverages to obtain local licenses. Finally, a percentage of excise tax collections are directly allocated to the states.

Since 1990, Mexico has negotiated bilateral treaties for the avoidance of double taxation with various countries. Double taxation treaties between Mexico and Canada, the United States, Germany, France, Sweden, Spain, the Netherlands, the United Kingdom, Switzerland, Italy, Norway, South Korea, Japan, Denmark, Belgium, Singapore, Finland, Ireland, Chile, Ecuador and Israel are in effect. Double taxation treaties with the Czech Republic, Poland, Luxembourg, Portugal and Romania have been signed and ratified by the Mexican Senate, while double taxation treaties with Australia, Venezuela, and Indonesia have been signed but not yet ratified. Negotiation of double taxation treaties with India, Russia, and Greece has been completed. Tax treaties with Brazil, China, Hungary, Malaysia, Nicaragua, Austria, Slovac Republic, and Thailand are under negotiation. Finally, Mexico expects to negotiate tax treaties with Panama and Colombia.

The following chart illustrates the changes in the composition of tax revenues between 1998 and 2002.

Composition of Tax Revenues

Source: Ministry of Finance and Public Credit.

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Expenditures

The following table shows the composition of consolidated public sector budgetary expenditures for each of the five fiscal years ended December 31, 2002, and the projected expenditures set forth in the 2003 budget.

Consolidated Public Sector Expenditures

	1998		1999		2000		2001		2002(1)		2003 Budget(2)

	(in billions of pesos)(3)
Budgetary expenditures	Ps.	312.8	Ps.	330.2	Ps.	363.9	Ps.	359.4	Ps.	382.7	Ps.	380.7
Current expenditures		268.6		289.6		321.9		318.0		330.7		347.3
Salaries		49.1		55.2		55.4		58.7		64.0		64.2
Federal Government		17.0		17.7		20.8		20.7		21.7		22.0
Public agencies		32.1		37.5		34.6		38.1		42.4		42.3
Interest		41.9		53.8		58.6		51.5		46.7		46.7
Federal Government		36.0		47.4		51.4		45.7		41.5		40.0
Public agencies		5.9		6.4		7.2		5.8		5.2		6.7
Current transfers, net		74.6		80.7		90.1		90.7		98.0		104.4
Total		95.9		102.0		112.9		114.1		123.5		132.6
To public sector		21.3		21.3		22.8		23.4		25.5		28.2
States’ revenue sharing		42.8		46.0		51.9		54.0		56.3		57.3
Acquisitions		22.6		18.6		23.3		24.0		21.8		25.0
Federal Government		2.2		2.0		1.9		2.0		2.1		2.3
Public agencies		20.4		16.6		21.4		22.0		19.7		22.6
Other current expenditures		37.5		35.4		42.6		39.1		43.9		49.7
Federal Government		8.8		4.4		10.3		6.6		8.6		10.9
Public agencies		28.7		31.0		32.2		32.5		35.3		38.8
Capital expenditures		44.3		40.6		42.0		41.3		51.9		38.1
Federal Government		23.7		22.8		23.8		25.3		36.0		23.9
Public agencies		20.6		17.8		18.2		16.0		16.0		14.1
Payments due in previous years		0.0		0.0		0.0		0.0		0.0		(4.7)

Note: Totals may differ due to rounding.
(1)	Preliminary.
(2)	Budgetary estimates as of December 2003.
(3)	Constant pesos with purchasing power at December 31, 1993.
Source: Ministry of Finance and Public Credit.

According to preliminary figures, budgetary public sector expenditures increased by 6.0% in real terms during 2002. Excluding the accounting adjustment associated with the liquidation of Banrural, public sector expenditures increased by 2.4%. Public sector expenditure policy in 2002 focused on improving the allocation of resources and limiting expenditure increases to strategic areas for national development. Spending on social programs, which include education, public health and social security, accounted for 58.4% of total programmable expenditures. Excluding the liquidation of Banrural, spending on social programs accounted for 61.3% of the total. In 2002, public sector financing costs decreased by 9.7% in real terms as compared with 2001, largely due to lower domestic and international interest rates and the strengthening of the peso’s value.

According to preliminary figures, in 2002 expenditures for agricultural and natural resource development in nominal pesos totaled Ps. 82.9 billion and expenditures for urban development totaled Ps. 72.5 billion. Excluding the accounting adjustment associated with the liquidation of Banrural, the expenditures totaled Ps. 34.1 billion and Ps. 72.5 billion, respectively, as compared with expenditures of Ps. 34.3 billion for agriculture and natural resource development and Ps. 64.4 billion for urban development in 2001.

During the first eight months of 2003, net budgetary public sector expenditures increased by 8.3% in real terms compared to the first eight months of 2002. In the same period, the financial cost of public sector debt decreased by 1.9% in real terms with respect to the same period of 2002.

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Health and Labor, Education and Other Social Welfare Expenditures

The Government administers almost all of the country’s social service and welfare programs. The Government directly funds social service programs, primarily from current revenues, and also transfers funds to social service agencies with separate sources of income. According to preliminary figures, the principal social welfare expenditures of the Government in 2002 were for health, labor and social security, on which Ps. 275.0 billion (or 26.0% of budgetary programmable expenditures) was spent, and for education, on which Ps. 272.4 billion (or 25.7% of budgetary programmable expenditures) was spent.

The principal social security institutions are the Instituto Mexicano del Seguro Social (Mexican Institute of Social Security), the Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado (Institute of Social Security and Services for State Employees) and the Lotería Nacional para la Asistencia Pública (National Lottery for Public Assistance). Programs provided by these entities include medical and hospital services, health and maternity insurance and preventive health services. In seeking to provide health services to more of the population, the Government is coordinating the activities of various public agencies and is organizing a national system of health services. The Government also provides pension payments, which represent a small portion of social security outlays. Despite these advances, Mexico does not have an unemployment benefits scheme or a fully developed social welfare system. See “The Economy—Employment and Labor.”

The Government devotes a significant share of its resources to education and vocational training. The Government’s immediate goals include providing elementary and secondary education to all children and providing increased technical training tailored to the changing demands of the Mexican economy. Based on estimates from the 2000 census, 90.5% of the population of 15 years of age or older is literate.

The structure of the Mexican educational system is based on educational federalism, with the premise that it is the responsibility of each state to provide for the education of its population. The education law also encourages the participation of teachers, parents and social workers in improving the educational system. The education law requires every Mexican to attend school for at least nine years (primary and secondary school) and establishes basic directives concerning educational programs.

To improve living conditions for the low income population and provide loans for property and housing on reasonable terms, the Government established the National Workers’ Housing Fund Institute in 1972. The fund managed by the Institute is supported by contributions from all employers equivalent to 5% of all salaries paid. In 2002, the National Workers’ Housing Fund Institute granted approximately 275,000 loans for housing purchases, construction and repair. See “The Economy—Employment and Labor.”

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Government Agencies and Enterprises

The following table shows, for each principal Governmental agency and enterprise outside of the financial sector, its principal business, the percentage of Government ownership, its size (based on total assets at its latest fiscal year end), its net contribution or expense to the public sector primary balance and the amount of its outstanding borrowings that is guaranteed or otherwise the responsibility of the Government.

Principal Government Agencies and Enterprises At December 31, 2002

Agency/Enterprise	Principal Business	% of Government Ownership	Total Assets(1)(2)	Primary Surplus(1)(2)(3)	Outstanding Guaranteed Debt(2)

			(in millions of dollars)
PEMEX	Production, refining and distribution of crude oil and derivatives	100.0%	$48,259.1	$4,398.3	$224.1
Federal Electricity Commission	Production and sale of electricity	100.0	52,858.8	1,201.0	0.0
Caminos y Puentes Federales(4)	Administration of toll highways	100.0	1,488.9	60.2	0.0
Aeropuertos y Servicios Auxiliares(4)	Airport services	100.0	1,018.6	53.4	0.0

(1)	Preliminary.
(2)
Financial data calculated in accordance with Mexican financial reporting standards for public sector entities, which differ in material respects from Mexican GAAP and U.S. GAAP. Accordingly, data may not be comparable with financial data calculated in accordance with Mexican GAAP presented elsewhere herein.

(3)	Surplus after Government transfers, less interest payments.
(4)	Primary surplus before deposits to the Tesorería de la Federación, the Treasury of the Federation.
Source: Ministry of Finance and Public Credit.

Privatization Program

Mexico is a mixed economy in which the private sector plays a major role. The areas where the private sector is dominant include agriculture, forestry, fishing, manufacturing, construction, commerce, commercial banking and other services. Since the privatization of Mexico’s commercial banks beginning in the middle of 1991, the private sector has again returned to dominance in the field of financial services. By the middle of 1992, the Government had privatized all eighteen state-owned commercial banks.

The size of the public sector in Mexico has greatly diminished, with the number of public entities having decreased from 1,155 in December 1982 to 207 at December 31, 2002 (two more than at December 31, 2001 due to the creation of two additional public entities in 2002). The divestiture of Government enterprises has had an important impact on public finances. Significant revenues have been obtained from the sale of privatized companies to private investors, and the Government has been freed of the ongoing obligations to support distressed entities and fund investments needed for modernization and expansion. As a result of the above and of the efforts to strengthen public finances, the share of expenditures of the Government and public agencies included in the federal budget, excluding interest payments, decreased from 30.0% of GDP in 1982 to 22.2% of GDP in 2002. See “The Economy—The Role of the Government in the Economy; Privatization.”

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PUBLIC DEBT

General

Under Mexico’s General Law of Public Debt, public borrowing programs contained in the Federal Annual Revenue Law must be submitted annually to Congress for approval. The executive branch, through the Ministry of Finance and Public Credit, formulates a financial program on the basis of this authorization. The General Law of Public Debt also requires that the President (a) inform Congress annually of the status of the indebtedness of the Government and budget controlled agencies when presenting the Public Account and proposing the Federal Annual Revenue Law and (b) report to Congress on a quarterly basis on the status of such indebtedness. See “Public Finance—General—Budget Process.”

The General Law of Public Debt specifies that the ministries comprising the Government may only contract financings through the Ministry of Finance and Public Credit. Budget and administratively controlled agencies may only incur external indebtedness after obtaining the prior authorization of the Ministry of Finance and Public Credit.

Internal Debt of the Federal Government

Internal debt of the Government as presented herein on a net basis includes Banco de México’s general account balance (which was positive at June 30, 2003, indicating monies owed to the Government). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México nor debt issued by Banco de México for its use in regulating liquidity (“Regulación Monetaria”). The internal debt of the Government does not include the debt of budget controlled agencies or administratively controlled agencies. At December 31, 2002, 100% of the Government’s internal debt was denominated and payable in pesos.

In 2002, the Government continued to pursue an internal debt strategy aimed at lengthening the average maturity of its debt in order to reduce its refinancing risk. To further this goal, the Government in the past has introduced new instruments of longer maturities. In the last quarter of 1999, the Government offered for the first time 10-year UDI-denominated securities and guaranteed 30-year UDI-indexed bonds. In January 2000, the Government began offering three-year fixed rate peso-denominated bonds.

In addition to the three-year fixed rate peso-denominated debt securities that were first issued in January 2000, the Government issued five-year fixed rate peso-denominated securities in May 2000. In July 2001, the Ministry of Finance and Public Credit, through Banco de México, executed the first auction of ten-year fixed rate peso-denominated bonds and in July 2002, the Government began issuing seven-year fixed rate peso-denominated bonds. In September 2003, the Government announced that it would begin to issue twenty-year fixed rate peso-denominated bonds. The first auction for the twenty-year bonds is scheduled to take place on October 28, 2003. With the issuance of these securities, the Government has established a long-dated benchmark yield curve and developed a long-term private domestic debt market. The issuance of these instruments has also encouraged:

•	increased use of long-term fixed rate contracts;

•	the issuance of long-term peso-denominated securities by Mexican companies;

•	the development of long-term financial hedging products; and

•	the potential to direct long-term savings toward the financing of long-term investment projects.

At December 31, 2002, the net internal debt of the Government was U.S. $79.6 billion, an increase of U.S. $4.0 billion (or 5.3%) as compared with U.S. $75.6 billion outstanding as of December 31, 2001. This increase in net internal debt was attributable to the fact that, as in prior years, the Government financed its deficit primarily through borrowings in the domestic market. The gross internal debt of the Government at December 31, 2002 totaled U.S. $88.0 billion. At December 31, 2002, the average maturity of internal debt was 816 days, as compared

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with 748 days at December 31, 2001. The Government’s financing costs on internal debt decreased from U.S. $10.0 billion in 2001 (equivalent to 1.6% of GDP) to U.S. $7.5 billion in 2002 (equivalent to 1.3% of GDP).

At June 30, 2003, the net internal debt of the Government totaled U.S. $76.0 billion, as compared with the U.S. $79.6 billion outstanding at December 31, 2002. At June 30, 2003, the gross internal debt of the Government totaled U.S. $88.0 billion, equal to the amount of gross internal debt at December 31, 2002. The Government’s debt policy during the past few years has allowed it to increase the average maturity of its internal debt from 538 days at December 31, 2000 to 914 days at June 30, 2003. Of the total gross internal debt of the Government at June 30, 2003, U.S.$ 18.9 billion represented short-term debt and U.S. $69.1 billion represented long-term debt, as compared to U.S. $23.4 billion and U.S. $64.6 billion of short- and long- term debt at December 31, 2002, respectively. The Government’s financing costs on internal debt totaled U.S. $3.8 billion for the first six months of 2003 (equivalent to 0.6% of GDP, the same as for the same period of 2002), a decrease of 0.3% as compared to the same period of 2002.

The following table summarizes the amount and structure of the internal public debt of the Government at each of the dates indicated.

Internal Debt of the Federal Government(1)

	2001	2002	June 30, 2003(2)	2001	2002	June 30, 2003

	(in billions of dollars, except percentages)			(as a percentage of total debt)
Net Debt	$75.6	$79.6	$76.0	100.0%	100.0%	100.0%
Financial Assets(3)	(7.9)	(8.4)	(12.1)	(10.5)	(10.5)	(15.9)

Gross Debt	83.5	88.0	88.0	110.5	110.5	115.9
Government Securities	74.8	77.0	81.6	98.9	96.6	107.4
Cetes	20.5	18.6	18.9	27.1	23.4	24.9
Floating-Rate Bonds	32.8	29.6	32.1	43.4	37.2	42.2
Inflation-Linked Bonds	10.0	9.0	7.4	13.2	11.3	9.7
Fixed-Rate Bonds	11.5	19.7	23.3	15.2	24.8	30.7
Other	8.8	11.0	6.4	11.6	13.8	8.4

Net Debt/GDP	11.5%	12.5%	12.1%
Gross Debt/GDP	12.7%	13.8%	14.0%

Note: Totals may differ due to rounding.
(1)
Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately U.S.$21.8 billion at December 31, 2002. Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt.

(2)	Preliminary.
(3)	Includes the net balance denominated in Pesos of the General Account of the Federal Treasury.
Source: Ministry of Finance and Public Credit.

External Public Debt

The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks), and the short-term external debt of the public sector. Private sector debt guaranteed by the Government is not included unless and until the Government is called upon to make payment under its guaranty. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.

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The following table sets forth a summary of the external public debt of Mexico, which includes the external debt of the Government, budget controlled agencies and administratively controlled agencies and a breakdown of such debt by currency. External public debt as used in this section does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of IPAB. See “Financial System—Banking Supervision and Support” and footnote 1 to the table “Summary of External Public Debt” below.

Summary of External Public Debt(1)
By Type

	Long-Term Direct Debt of the Federal Government	Long-Term Debt of Budget Controlled Agencies	Other Long- Term Public Debt(2)	Total Long- Term Debt	Total Short- Term Debt	Total Long- and Short- Term Debt

	(in millions of dollars)
December 31,
1998	$52,043	$10,557	$25,297	$87,897	$4,398	$92,295
1999	52,738	11,101	24,158	87,997	4,293	92,290
2000	46,065	10,853	23,386	80,304	4,296	84,600
2001	44,070	10,361	22,224	76,655	3,684	80,339
2002	43,554	10,630	21,845	76,029	2,789	78,818
March 31, 2003	46,417	9,905	21,407	77,729	4,096	81,825
June 30, 2003	45,082	9,824	21,107	76,013	4,071	80,084

By Currency(3)

	December 31,										June 30,
	1998		1999		2000		2001		2002		2003
	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)	(in millions of $)	(%)

U.S. Dollars	$74,551	80.8%	$75,853	82.2%	$71,065	84.0%	$69,933	87.0%	$69,804	88.6%	$71,362	89.1%
Japanese Yen	6,956	7.5	7,124	7.7	5,878	7.0	4,708	5.9	3,849	4.9	3,639	4.6
Deutsche Marks	4,132	4.5	3,201	3.5	1,270	1.5	390	0.5	0	0.0	0	0.0
Pounds Sterling	838	0.9	743	0.8	144	0.2	140	0.2	156	0.2	159	0.2
French Francs	1,910	2.1	1,521	1.7	627	0.7	170	0.2	0	0.0	0	0.0
Swiss Francs	265	0.3	214	0.2	27	0.0	135	0.2	173	0.2	166	0.2
Others	3,642	3.9	3,634	3.9	5,588	6.6	4,863	6.0	4,836	6.1	4,758	5.9

Total	$92,295	100.0%	$92,290	100.0%	$84,600	100.0%	$80,339	100.0%	$78,818	100.0%	$8,084	100.0%

Note: Totals may differ due to rounding.
(1)
External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at June 30, 2003), (b) external borrowings by the public sector after June 30, 2003, and (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt (see “—External Debt Restructuring and Debt and Debt Service Reduction Transactions” below) and Mexican public sector external debt that is held by public sector entities but that has not been canceled.

(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with the Government.
(3)	Adjusted to reflect the effect of currency swaps.
Source: Ministry of Finance and Public Credit.

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Since 1990, the majority of the public sector’s new external borrowings have consisted of debt securities placed in the international capital markets, although during Mexico’s 1995 financial crisis official and multilateral creditors provided significant amounts of financing to Mexico. At December 31, 2002, commercial banks held approximately 10.9% of Mexico’s total public sector external debt (excluding bonds issued in debt exchange transactions), multilateral and bilateral creditors (excluding the IMF) held 24.5%, bondholders (including commercial banks holding bonds issued in debt exchange transactions) held 61.2% and others held the remaining 3.4%.

At December 31, 2002, Mexico’s gross external public debt totaled U.S. $78.8 billion, a decrease of U.S. $1.5 billion from the U.S. $80.3 billion outstanding at December 31, 2001. The 1.9% reduction in the stock of gross external public debt was largely due to the Government’s repurchase and redemption of more than U.S. $2.2 billion of Brady Bonds, in a series of transactions during 2002 and prior years, as part of the Government’s debt management initiatives. The Government also exercised its call option on two floating rate notes which were originally due in 2004. Overall, total public debt (gross external debt plus net internal debt) at December 31, 2002 represented approximately 25.2% of nominal GDP, 1.8 percentage points higher than at the end of 2001.

The Government’s debt policy during the past few years, together with the dynamic behavior of exports, have made possible a significant reduction of external public sector debt financing costs as a percentage of total exports, with these financing costs decreasing from 5.39% of total exports in 1998 to 4.09% in 2002. In 2002, public sector external debt financing costs totaled U.S. $6.6 billion, an 11.3% decrease in nominal terms from the amount of these payments in 2001. Debt service payments on public sector debt were equivalent to 3.9% of GDP in 2002, as compared with 4.6% of GDP in 2001.

Outstanding gross external debt increased by approximately U.S. $1.3 billion in the first six months of 2003, from U.S. $78.8 billion at December 31, 2002, to U.S. $80.1 billion at June 30, 2003. Of this amount, U.S. $76.0 billion represented long-term debt and U.S. $4.1 billion represented short-term debt. At June 30, 2003, commercial banks held approximately 9.2% of Mexico’s total public sector external debt (excluding bonds issued in debt exchange transactions), multilateral and bilateral creditors (excluding the IMF) held 24.1%, bondholders (including commercial banks holding bonds issued in debt exchange transactions) held 61.8% and others held the remaining 4.9%.

Subsequent to December 31, 2002:

•
The Pemex Project Funding Master Trust issued £250.0 million of its 7.50% Notes due 2013 on January 27, 2003; U.S. $750.0 million of its 6.125% Notes due 2008 on February 6, 2003; U.S. $500.0 million of its 8.625% Bonds due 2022 on March 18, 2003; €750.0 million of its 6.625% Guaranteed Notes due 2010 on April 4, 2003; U.S. $750.0 million of its 7.375% Notes due 2014 on June 4, 2003; and €500.0 million of its 6.25% Guaranteed Notes due 2013 on August 4, 2003.

•
Mexico issued U.S. $2.0 billion of its 6.375% Global Notes due 2013 on January 16, 2003; U.S. $1.0 billion of its 6.625% Global Notes due 2015 on March 3, 2003; U.S. $1.5 billion of its 4.625% Global Notes due 2008 and U.S. $1.0 billion of its 7.500% Global Notes due 2033 on April 11, 2003; €750.0 million of its 5.375% Global Notes due 2013 on June 10, 2003 and U.S. $1,000,000,000 of its 5.875% Global Notes due 2014 on October 14, 2003.

On May 15, 2003, Mexico redeemed all of its outstanding Collateralized Fixed Rate Bonds due 2019, USD Par Series A and USD Par Series B (the “Par Bonds”), totaling approximately U.S. $3.84 billion. The Par Bonds were originally issued as part of Mexico’s February 1990 restructuring process, and were the last outstanding series of Mexican Brady Bonds denominated in dollars. The payment of the redemption price of the Par Bonds was financed by the proceeds of Mexico’s issuance in April 2003 of U.S. $1.5 billion of its 4.625% Global Notes due 2008 and U.S. $1.0 billion of its 7.500% Global Notes due 2033, as well as with a U.S. $2.0 billion one-year credit facility that Mexico entered into on April 7, 2003 with Barclays Bank PLC and JPMorgan Chase Bank, as lenders. Upon receipt of the proceeds of the April 2003 issuance, the commitments of the lenders under the credit facility was reduced to approximately U.S. $1.37 billion. In June and August 2003, Mexico prepaid all remaining amounts outstanding under the credit facility. On July 28, 2003, Mexico completed the redemption of all of its outstanding Brady Bonds.

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Amortization Schedule of Total Public Sector External Debt(1)
(in millions of dollars)

		Outstanding as of June 30, 2003	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Other Years	Total

A.	Private Creditors(2)	$52,006	$2,703	$4,859	$3,434	$3,296	$3,498	$5,157	$2,856	$3,019	$2,616	$1,599	$2,471	$0	$1,000	$2,395	$285	$12,818	$52,006
	Capital Markets (Bonds)	48,202	1,321	3,526	3,072	2,996	3,202	5,122	2,826	2,992	2,588	1,588	2,471	0	1,000	2,395	285	12,818	48,202
	Commercial Banks	3,804	1,382	1,333	362	300	296	35	30	27	28	11	0	0	0	0	0	0	3,804
	Direct	2,327	953	1,153	116	63	11	8	8	8	7	0	0	0	0	0	0	0	2,327
	Syndicated	1,127	79	180	246	237	285	27	22	19	21	11	0	0	0	0	0	0	1,127
	Guaranteed Commercial Paper(3)	350	350	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	350

B.	Multilateral Creditors	16,977	916	1,884	1,965	1,998	1,802	1,590	1,975	1,016	1,059	567	580	370	509	111	85	550	16,977
	Inter-American Development Bank	6,890	277	570	626	669	656	650	623	584	490	351	267	253	154	85	85	550	6,890
	World Bank	10,087	639	1,314	1,339	1,329	1,146	940	1,352	432	569	216	313	117	355	26	0	0	10,087
C.	External Trade	5,307	1,784	1,033	462	362	244	255	220	185	170	146	106	94	70	35	33	108	5,307
	Eximbanks	2,331	242	395	276	226	138	165	151	124	118	114	76	67	67	32	32	108	2,331
	Commercial Banks(3)	2,767	1,333	638	186	136	106	90	69	61	52	32	30	27	3	3	1	0	2,767
	Guaranteed Commercial Paper(3)	209	209	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	209
D.	Restructured Debt	2,956	267	540	376	346	57	3	3	79	3	3	3	2	2	0	0	1,272	2,956
	Brady Bonds	1,272	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,272	1,272
	Multi-Year Restructure Agreements (MYRAs)	384	74	155	78	77	0	0	0	0	0	0	0	0	0	0	0	0	384
	New Money	204	58	117	29	0	0	0	0	0	0	0	0	0	0	0	0	0	204
	Other(4)	1,096	135	268	269	269	57	3	3	79	3	3	3	2	2	0	0	0	1,096
E.	Other(5)	2,838	924	1,914	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,838

Public Sector Total		$80,084	$6,594	$10,230	$6,237	$6,002	$5,601	$7,005	$5,054	$4,299	$3,848	$2,315	$3,160	$466	$1,581	$2,541	$403	$14,748	$80,084

Note: Totals may differ due to rounding.
(1)
External debt of Mexico is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amounts. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been cancelled. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at June 30, 2003), (b) external borrowings by the public sector after June 30, 2003, and (c) loans from the Commodity Credit Corporation to private sector Mexican banks. Mexico only updates this table semi-annually (in June and December); for this reason data included in the public debt section may not be reflected in this table.

(2)	Excludes foreign trade and restructured debt.
(3)	Includes foreign trade lines, revolving credits and other short-term credits.
(4)	Includes debt assumed by the Federal Government.
(5)	Refers to changes in direct debt, related to long-term productive infrastructure projects (PIDIREGAS).
Source: Ministry of Finance and Public Credit.

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External Debt Restructuring and Debt and Debt Service Reduction Transactions

In August 1982, Mexico requested and received from its major commercial bank creditors a 90-day rollover of principal payments on most external public sector debt; bilateral credits were also restructured. No such request was made to bondholders or multilateral financial institutions (primarily the World Bank, the IMF and the Inter-American Development Bank) and no restructuring of bond debt or debt owed to multilateral institutions has taken place since then.

Over the five years following 1982, Mexico and its commercial bank creditors concluded three separate debt restructuring and new money exercises. In 1983, 1985 and 1987, Mexico and the banks agreed to extend the maturities of agreed-upon portions of the outstanding external public sector debt and, in some cases, to alter the interest rates and currencies applicable to the restructured debt. In connection with each restructuring exercise (and with the 1989-92 Financing Package referred to below), Mexico requested and received 90-day rollovers of maturing principal payments pending finalization of documentation for the respective restructurings. During this period, Mexico also entered into agreements with the Paris Club to reschedule payments on loans made or guaranteed by official, bilateral creditors to the Mexican public sector and received support from its multilateral creditors, in the form of structural adjustment and project loans from the World Bank and the Inter-American Development Bank and standby facilities, extended fund arrangements and contingency facilities with the IMF.

The 1989-92 Financing Package for Mexico, implemented in March 1990, was intended to reduce the principal amount of, and the debt service burden associated with, Mexico’s commercial bank debt, and to secure sufficient future financing to allow Mexico to resume sustained economic growth. The Financing Package offered commercial banks options for debt reduction, interest reduction and new money. Under the interest reduction option, existing indebtedness was exchanged for 30-year bonds (“Par Bonds”) that, in the case of bonds denominated in dollars, bore interest at the fixed rate of 6.25% per annum. Under the principal reduction option, existing indebtedness was exchanged for 30-year bonds (“Discount Bonds”) having a principal amount equal to 65% of the principal amount of such existing indebtedness and an interest rate of LIBOR plus 13/16% per annum. Under the new money option, certain banks committed to provide Mexico with new money (through a combination of bonds, traditional bank credits and bank credits prepayable to fund trade credits or public sector loans) over three years in an aggregate amount equal to 25% of their holdings of then-existing indebtedness. As a result of the Government’s external debt reduction initiatives discussed below, Mexico completed the redemption of all of its outstanding Brady Bonds on July 28, 2002.

The Discount Bonds and Par Bonds were issued with 17 series of Value Recovery Rights, which provide for certain additional, limited contingent payments based on the performance of Mexico’s oil export revenues. Six series of Value Recovery Rights were separated from the related Discount Bonds and Par Bonds prior to their cancellation and so trade independently. These series represent contingent payment obligations payable through June 30, 2008. The remaining 11 series that were not separated were canceled together with the Brady Bonds to which they were attached. See “— External Public Debt”.

Of the approximately U.S. $48 billion of external debt held by Mexico’s commercial bank creditors in 1989, approximately U.S. $43 billion participated in the principal and interest reduction options: approximately U.S. $20.6 billion was exchanged for Discount Bonds and the balance was exchanged for Par Bonds. Thus, Mexico was able to reduce the principal amount of its external debt by approximately U.S. $7 billion. The balance of Mexico’s commercial bank creditors agreed to participate in the new money option and to lend Mexico approximately U.S. $1.07 billion in new credits over four years.

In addition to Mexico’s strong commitment to work closely with its commercial bank and multilateral creditors on the path to economic recovery, debt reduction has been and continues to be another of its goals. In mid-1986, Mexico began to authorize the conversion of debt into equity investment as a means of reducing its stock of external obligations. The total value of debt-equity swaps grew from U.S. $363.2 million in 1986 to U.S. $1.5 billion in 1987, when the debt equity conversion program was suspended in order to evaluate the impact on the economy of the program as then structured.

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In March 1990, Mexico introduced a new debt-equity swap program which was implemented by two auctions of transferable debt conversion rights held in July and October 1990. Proceeds of the conversions could be used only to acquire public sector assets being privatized and to finance infrastructure projects. Pursuant to the program, a total of U.S. $3.5 billion of conversion rights were awarded in the auctions at a discount of approximately 52% of the nominal value of the eligible debt to be converted. Only approximately one-third of these rights (which expired in April 1992) were exercised since Mexico’s debt generally traded well above 52% after the issuance of the rights. In addition, from 1989 through April 30, 2003, approximately U.S. $1.4 billion of debt was acquired by the Government in exchange for peso deposits in this principal amount to non-profit private or public organizations to be used to finance approved education, environmental, housing, public works and other social projects undertaken by nonprofit organizations.

Under a debt-for-debt exchange that took place in the first quarter of 1988, Mexico retired a net amount of U.S. $1.1 billion of commercial bank debt at an average discount of 30.3% through the issuance of 20-year collateralized bonds offered to its bank creditors on an auction basis. Mexico redeemed all of those outstanding collateralized bonds at par in March 1997. In the third quarter of 1991, Mexico issued U.S. $1.151 billion of ten-year floating rate notes, called Floating Rate Privatization Notes, in exchange for the cancellation of U.S. $1.171 billion of deposits held by international commercial banks with foreign branches and agencies of Mexican banks. Virtually all of the Floating Rate Privatization Notes were tendered at par in payment for shares of Mexican commercial banks that were privatized in 1991 and 1992.

In 1992, the Government canceled U.S. $7.181 billion of its external debt acquired through the exercise of the conversion rights described above, through exchanges of debt to fund social projects as described above and through various debt-for-debt exchanges and cash purchases during the 1990-1992 period.

In May 1996, the Government issued U.S. $1.75 billion in 30-year bonds in exchange for the cancellation of U.S. $2.059 billion of its outstanding U.S. dollar-denominated Discount Bonds and U.S. $306 million of its outstanding U.S. dollar-denominated Par Bonds pursuant to an exchange offer open to all of the holders of those bonds. The price at which the bonds were exchanged was determined through a “modified Dutch auction.”

The Government’s liability management transactions since 2001 include:

•
a March 2001 offer to exchange dollar-denominated Discount Bonds and Par Bonds for a combination of new unsecured global bonds due 2019 and a payment in cash, which resulted in the exchange of U.S. $3.3 billion of Discount Bonds and Par Bonds;

•	a May 2001 repurchase of U.S. $1.0 billion aggregate principal amount of U.S. dollar-denominated Discount Bonds and Par Bonds;

•	an August 2001 repurchase of U.S. $440.8 million aggregate principal amount of U.S. dollar-denominated Par Bonds;

•	an October 2001 redemption of U.S. $192.3 million aggregate principal amount of U.S. dollar-denominated Discount Bonds;

•	an April 2002 redemption of two series of floating rate notes denominated in U.S. dollars and euros, totaling approximately U.S. $829.0 million;

•	a May 2002 repurchase of U.S. $259.6 million aggregate principal amount of U.S. dollar-denominated Discount Bonds;

•	a June 2002 repurchase of U.S. $589.0 million aggregate principal amount of U.S. dollar-denominated Discount Bonds;

•	a September 2002 repurchase of U.S. $1.3 billion of U.S. dollar-denominated Par Bonds;

•	a January 2003 repurchase of U.S. $500 million of U.S. dollar-denominated Par Bonds;

•	a May 15, 2003 redemption of the entire amount of outstanding U.S.-dollar denominated Par Bonds, totaling U.S. $4.3 billion; and

•	a July 28, 2003 redemption of the entire amount of outstanding Brady Bonds, denominated in Lira and Deutsche Marks, totaling approximately U.S.$1.3 billion.

Debt Record

Following the 1946 rescheduling of debt incurred prior to the Revolution of 1910, Mexico has not defaulted in the payment of principal or interest on any of its external indebtedness. See “—External Debt Restructuring and Debt and Debt Service Reduction Transactions” above.

TABLES AND SUPPLEMENTARY INFORMATION

PUBLIC DEBT OF THE GOVERNMENT

I. DIRECT DEBT OF THE GOVERNMENT

Table I. Floating Internal Debt at June 30, 2003 (payable in pesos)

Title	Interest Rate	Maturity Date	Outstanding Principal Amount		Amortization or Sinking Fund Provision

			(in millions)
Treasury Certificates (“Cetes”)	Various	Various	Ps.	198,255.6	None
Other(1)	Various	Various		(126, 385.6)	None

Total Floating Internal Debt			Ps.	71,870.0

(1)	Includes Banco de México’s General Account Balance, which is positive (indicating moneys owing to the Federal Government).

Table II. Funded Internal Debt at June 30, 2003
(payable in pesos)

Title	Interest Rate	Maturity Date	Outstanding Principal Amount		Amortization or Sinking Fund Provision

			(in millions)
Fixed-Rate Bonds	Fixed	Various	Ps.	244,074.1	None
Debt assumed by the Federal Government	Various	Various		13.2	Various
Development Bonds (“Bondes”)	Various	Various		336,027.1	None
UDI-denominated Development Bonds (“UDI bonds”)	Various	Various		77,124.1	None
Retirement Saving System Fund (“Fondo de Ahorro/SAR”)	Various	Various		38,515.9	None
Others	Various	Various		28,544.9	None

Total Funded Internal Debt			Ps.	724,300.1

Table III. Funded External Debt at June 30, 2003

Bond Issues at June 30, 2003

Title	Interest Rate (%)	Date of Issue	Maturity Date	Currency(1)	Original Principal Amount	Principal Amount Outstanding	Remarks

					(in thousands)
Bonds of the United Mexican States for Economic Development 16 1/2% Loan Stock 2008	16 1/2	Sep. 1981	Sep. 2008	STG	50,000	46,705	(2)
Collateralized Fixed Rate Bonds Due 2019 (“Par Bonds”)
DGU Par Series	5.31	March 1990	Dec. 2019	DFL	332,470	7,988	(3)
DMK Par Series	5.01	March 1990	Dec. 2019	DM	2,587,766	415,195	(3)
LRA Par Series	10.75	March 1990	Dec. 2019	USD(4)	954,751	784,707	(3)(4)(5)
SSF Par Series	3.75	March 1990	Dec. 2019	SF	351,364	5,052	(3)(5)
Floating Rate Bonds Due 2005 (“New Money Bonds”)	Variable	March 1990	March 2005	USD	173,761	27,350	(6)
Guaranteed Floating Rate Bonds Due 2010	Variable	June 1990	June 2010	USD	78,040	76,466	(7)
Interest-Only Notes due 2008	Variable	Jan. 1996	Mar. 2008	USD	499,547	199,818	(8)
11.50% Global Bonds due 2026	11.50	May 1996	May 2026	USD	1,750,000	1,750,000
6.75% Yen Notes due 2006	6.75	June 1996	June 2006		¥100,000,000	100,000,000
DM Step-Up Puttable Notes due 2004	10.875-8.125	Sep. 1996	Sep. 2004	DM	1,000,000	1,000,000	(9)
11.375% Global Bonds due 2016	11.375	Sep. 1996	Sep. 2016	USD	1,000,000	1,000,000
DM Step-Up Puttable Notes due 2004	10.875-8.125	Oct. 1996	Sep. 2004	DM	500,000	500,000	(9)
Notes due 2003	9.579	Dec. 1996	Dec. 2003	USD	500,000	500,000	(10)
Notes due 2007	9.875	Jan. 1997	Jan. 2007	USD	1,000,000	1,000,000
Notes due 2007	9.125	Feb. 1997	Feb. 2007	LRA	500,000,000	500,000,000	(9)
DM Bonds of 1997/2009	8.250	Feb. 1997	Feb. 2009	DM	1,500,000	1,500,000	(9)
Yen Notes due 2004	4.000	Mar. 1997	Mar. 2004		¥50,000,000	50,000,000
Notes due 2017	11.0	May 1997	May 2017	LRA	500,000,000	500,000,000	(9)
9 7/8% Global Bonds due 2007	9.875	June 1997	Jan. 2007	USD	500,000	500,000
DM Bonds of 1997/2008	8.0	July 1997	July 2008	DM	750,000	750,000	(9)
Notes due 2004	8.375	July 1997	July 2004	LRA	500,000,000	500,000,000	(9)
Notes due 2004	7.625	Oct. 1997	Oct. 2004		€400,000	400,000	(9)
8.625% Global Bonds due 2008	8.625	Mar. 1998	Mar. 2008	USD	1,000,000	1,000,000
Step-Down Notes due 2013	10.0-7.375	Apr. 1998	Apr 2013	LRA	750,000,000	750,000,000	(9)
Notes due 2005	8.625	June 1998	June 2005	USD	475,000	475,000	(10)
Global Bonds due 2009	10.375	Feb. 1999	Feb. 2009	USD	1,000,000	1,000,000	(11)
Notes due 2009	10.375	Apr. 1999	Feb. 2009	USD	500,000	500,000
Notes due 2005	9.75	Apr. 1999	Apr. 2005	USD	1,000,000	1,000,000
Notes due 2006	7.375	July 1999	July 2006		€400,000	400,000	(9)
11.375% Global Bonds due 2016	11.375	Aug. 1999	Sep. 2016	USD	400,000	400,000
Global Bonds due 2009	10.375	Oct. 1999	Feb. 2009	USD	425,000	425,000
Yen Notes due 2003	3.00	Nov. 1999	Nov. 2003		¥30,000,000	30,000,000
Notes due 2010	9.875	Jan. 2000	Feb. 2010	USD	1,500,000	1,500,000
Notes due 2010	9.875	Mar. 2000	Feb. 2010	USD	500,000	500,000
Global Bonds due 2016	11.375	Feb. 2000	Feb. 2016	USD	994,641	994,641
Global Bonds due 2010	7.5	Mar. 2000	Feb. 2010		€1,000,000	1,000,000	(9)
Notes due 2008	8.625	Apr. 2000	Mar. 2008	USD	500,000	500,000
Yen Notes due 2005	2.60	May. 2000	May. 2005		¥50,000,000	50,000,000
Notes due 2006	8.5	Aug. 2000	Feb. 2006	USD	1,500,000	1,500,000
Yen Notes due 2004	2.25	Sep. 2000	Sep. 2004		¥50,000,000	50,000,000
Notes due 2011	8.375	Jan. 2001	Jan. 2011	USD	1,500,000	1,500,000
Notes due 2008	7.375	Mar. 2001	Mar. 2008		€750,000	750,000	(9)
Notes due 2019	8.125	Mar. 2001	Dec. 2019	USD	3,300,000	3,300,000
Notes due 2011	8.375	May 2001	Jan. 2011	USD	1,000,000	1,000,000
Notes due 2031	8.300	Aug. 2001	Aug. 2031	USD	1,500,000	1,500,000
Notes due 2031	8.300	Dec. 2001	Aug. 2031	USD	1,000,000	1,000,000
Notes due 2012	7.500	Jan. 2002	Jan. 2012	USD	1,500,000	1,500,000
Notes due 2022	8.000	Sep. 2002	Sep. 2022	USD	1,750,000	1,750,000
Notes due 2031	8.300	Dec. 2002	Dec. 2031	USD	750,000	750,000
Notes due 2013	6.375	Jan. 2003	Jan. 2013	USD	2,000,000	2,000,000
Notes due 2015	6.625	Mar. 2003	Mar. 2015	USD	1,000,000	1,000,000
Notes due 2008	4.625	Apr. 2003	Oct. 2008	USD	1,500,000	1.500,000
Notes due 2033	7.500	Apr. 2003	Apr. 2033	USD	1,000,000	1,000,000
Notes due 2013	5.375	Jun. 2003	Jun. 2013		€750,000	750,000

Loans from Multilateral and Bilateral Organizations
at June 30, 2003

Title	Interest Rate (%)	Date of Issue	Maturity Date	Currency(1)	Principal Amount Outstanding(12)	Remarks

					(in thousands of dollars)
Loans from the International Bank for Reconstruction and Development (“World Bank”) and the Inter- American Development Bank	Variable, ranging from 7.25 to 11.6; some variable	Various	Various	ATS, Bfr, C$, DM, DFL, Dirham, Escudo, FF, LRA, KD, LD, Markka, NK, PE, Rand, Riyal, Special Drawing Right, SF, SK, STG, USD, VB, ¥	$14,477,539	(13)(14)

Loans from Banks and Suppliers
at June 30, 2003

Title	Interest Rate (%)	Date of Issue	Maturity Date	Currency(1)	Original Principal Amount	Principal Amount Outstanding	Remarks

					(in thousands of dollars)
Various assumed by the Federal Government	Various	Various 1976-1983	Various	DM, USD	$2,110,900	$128,197	(12)
1989-92 Credit Agreement	Various	Feb. 1990	Mar. 2005	Bfr, DM, FF, SF, USD	348,732	101,145	(12)(15)
Onlending and Trade Credit Agreement	Various	Feb. 1990	Mar. 2005	DGU, DM, FF, USD	420,000	102,823	(12)(16)
Others	Various	Dec. 1995	Various	USD	709,911	295,966
Total Funded External Debt						$45,588,375	(17)

(1)
The currencies are defined as: ATS, Austrian shillings; Bfr, Belgian franc; C$, Canadian dollar; DM, Deutsche mark; DFL, Dutch guilder; Dirham, United Arab Emirates dirham; Escudo, Portuguese escudo; FF, French franc; LRA, Italian lira; KD, Kuwait dinar; LD, Libyan dinar; Markka, Finnish markka; Ps., Mexican peso; NK, Norwegian krone; PE, Spanish peseta; STG, Pound sterling; Rand, South African rand; Riyal, Saudi Arabian riyal; SDR, Special Drawing Rights; SF, Swiss franc; SK, Swedish krona; USD, United States dollar; VB, Venezuelan bolivar; ¥, Japanese yen; and €, Euros

(2)
Payment of the principal amount at stated maturity of the bonds is secured by the pledge (in March 1988) of U.S. Treasury zero-coupon obligations and zero-coupon receipts evidencing interests in U.S. Treasury obligations having a face amount at least equal to the outstanding principal amount of the bonds. Holders of the bonds have no recourse to the principal collateral prior to March 30, 2008. At June 30, 2003, the aggregate market value of the collateral securing the payment of principal of the bonds was approximately U.S. $81.54 million. Payment of the interest on the bonds is secured by a pledge (in March 1990) of cash and permitted investments having a face amount equal to the lesser of (i) 15% of the aggregate outstanding principal amount of the bonds and (ii) the aggregate amount of interest payable on the bonds from the last interest payment date on which interest was paid in full to the stated maturity date of such bonds. Permitted investments include: (i) senior direct obligations of, and obligations fully guaranteed by, the United States or certain of its agencies and instrumentalities; (ii) senior direct obligations of international development banks having a qualified rating; (iii) obligations rated AAA or AA by Standard & Poor’s Corporation or Aaa or Aa by Moody’s Investors Service (a “qualified rating”) and fully guaranteed by an international development bank; (iv) demand and time deposits in, certificates of deposit of, or banker’s acceptances issued by, any Federal Reserve Bank or banking institution with commercial paper rated at least A-2 or P-2; (v) repurchase obligations with respect to any security described in clause (i) or clause (ii) with primary dealers or banks having commercial paper rated at least A-2 or P-2; (vi) securities with a qualified rating; (vii) commercial paper rated A-1 or P-1; (viii) senior direct obligations of corporations with qualified ratings or commercial paper rated A-1 or P-1; (ix) repackaged senior direct obligations of the United States or certain of its agencies and instrumentalities; and (x) other investments that are acceptable to Moody’s Investors Service or Standard & Poor’s Corporation as permitted investments of funds held as collateral for securities having a qualified rating. In the event that interest on the bonds is not paid within 30 days after the due date thereof, the interest collateral for the bonds will be made available for the payment of such interest at the request of the holders of not less than 25% of the aggregate principal amount of the bonds then outstanding. In the event that any interest collateral is applied to the payment of the interest due on the bonds, Mexico is not obligated to pledge additional collateral to secure interest payments on the bonds. At June 30, 2003, the aggregate market value of the collateral securing interest on the bonds was approximately U.S. $29.98 million.

(3)
Payment of principal at stated maturity of dollar- and lira-denominated bonds is secured by the pledge of U.S. Treasury zero-coupon bonds having a face amount at maturity equal to the principal amount of the bonds. Payment of principal at maturity of Discount Bonds and Par Bonds denominated in other currencies is secured by a pledge of zero-coupon securities issued by governments or government agencies (or, in the case of the SSF Par Series, Swiss Bank Corporation). Holders of the bonds have no recourse to the principal collateral prior to the stated maturity date of the bonds. At June 30, 2003, the aggregate market value of the collateral securing principal of the bonds of all series was approximately U.S. $2.19 billion. Payment of a portion of the interest on the bonds (other than bonds of the SSF Par Series) is secured by a pledge of cash or permitted investments held by the Federal Reserve Bank of New York, as collateral agent. As of the date of issuance, the interest collateral (together with the amount available under a letter of credit which was subsequently replaced with a pledge of permitted investments) for the dollar-denominated bonds was sufficient to secure 18 months of interest thereon (calculated, in the case of Discount Bonds, at an assumed constant interest rate of 10% per annum). Permitted investments with respect to interest collateral for the dollar-denominated bonds are described in footnote (4) above; comparable investments are permitted with respect to the interest collateral for bonds denominated in currencies other than dollars. In the event that interest on the bonds of any series is not paid within 30 days after the due date thereof, the interest collateral for such series will be made available for the payment of such interest at the request of the holders of not less than 25% of the aggregate principal amount of such series then outstanding. In the event that any interest collateral is applied to the payment of the interest due on any series of bonds, Mexico is not obligated to pledge additional collateral to secure interest payments on the bonds of such series. At June 30, 2003, the aggregate market value of the collateral securing interest on the bonds was approximately U.S. $0.534 billion.

(4)
The principal amount of the bonds is stated in, and the principal amount of the bonds is repayable at maturity in, dollars. Interest on the bonds is payable in Italian lire based on the lira-denominated principal amount stated on the bond (determined by converting into lire the dollar principal amount stated on the bond at a lira/dollar exchange rate of 1255.33).

(5)	Recourse of the holder to Mexico with respect to payment of principal of the bonds is limited to the principal collateral securing the bonds.
(6)	Principal of the bonds is payable in 16 equal semi-annual installments, commencing in September 1997.
(7)
Originally referred to as “Guaranteed Floating Rates Bonds Due 2006.” The bonds and the related fiscal agency agreement were amended on June 19, 1995 to, among other things, extend the final maturity of the bonds (from December 2006 to June 2010) and to eliminate the semi-annual principal payments under the bonds. The payment obligations of Mexico under the bonds are guaranteed by the Kingdom of Spain.

(8)	The Notes pay only interest, calculated on a notional principal amount of U.S. $1,127,000,000. The initial purchase price of the Notes was 44.3254% of the notional principal amount.
(9)
In connection with these issues, Mexico entered into currency swaps of DM 1,500,000,000 into U.S. $1,022,878,000. LRA 500 billion into U.S. $300,084,023, DM 1,000,000,000, into U.S.$459,395,755, DM 500,000 into U.S. $269,650 DM 750,000,000 into U.S.$368,119,928, € 400,000,000 into U.S.$363,200,000, € 92,978,000 into U.S.$83,511,237, € 372,912,712 into U.S.$336,553,722, DM 1,500,000,000.into U.S.$700,214,231, € 1,000,000,000 into U.S.$903,400,000, € 400,000,000 into U.S.$364,400,000, LRA 500 billion into U.S. $241,263,000, LRA 500 billion into U.S. $241,934,234, LRA 750 billion into U.S. $362,746,425.

(10)	Adjusted to reflect the effect of a currency swap.
(11)
Each $1,000 principal amount of these bonds was issued with one warrant entitling the holder to exchange on February 28, 2000 a specified amount of Mexico’s U.S. dollar denominated Collateralized Fixed Rate Bonds Due 2019 or Collateralized Floating Rate Bonds Due 2019 for $1,000 principal amount of either Floating Rate Bonds due 2005 of Mexico or, subject to the certain condition specified therein, Mexico’s 11 3/8% Bonds due 2016.

(12)	The portion of these loans maturing prior to the date hereof has been repaid in full.
(13)	Semi-annual, quarterly or monthly amortization calculated to retire loans or securities by maturity.
(14)
The direct obligors of these loans are Banobras (U.S. $5,107,440), Bancomext (U.S. $674,849) and NAFIN (U.S. $7,368,842), acting in their capacities as financing agents for the Federal Government. Because the Federal Government is not the direct borrower under these loans, the outstanding amounts of these loans are not included in the totals of this Table IV, but rather are included in Table VI.

(15)	Includes revaluation because of changes in parity of foreign currencies.
(16)	The borrower under this facility is the Fideicomiso para la Administración de Financiamientos Externos (“FAFEXT”), a trust administered by Banco de México.
(17)	This total is expressed in dollars and differs from the addition of all items because they are expressed in other currencies.

II. DEBT OF BUDGET CONTROLLED AGENCIES AND OTHER EXTERNAL DEBT

Table IV. External Debt of Budget Controlled Agencies at June 30, 2003
(payable in foreign currencies)

Borrower	Dollar equivalent of principal amount outstanding	Dollar equivalent of amount having an original maturity of less than one year

	(in millions)
Federal Electricity Commission	$2,316.8	$491.2
PEMEX	9,802.5	1,804.0

Total External Debt of Budget Controlled Agencies	$12,119.3	$2,295.2

Table V. Other Public Sector External Debt at June 30, 2003(1)
(payable in foreign currencies)

Borrower	Dollar equivalent of principal amount outstanding	Dollar equivalent of amount having an original maturity of less than one year

	(in millions)
Financial Sector	$22,376.0	$1,269.4
NAFIN	10,606.4	110.2
Banobras	7,031.1	0.0
Bancomext	4,654.9	1,159.2
Banrural	83.6	0.0
Non-Financial Sector	0.6	0.0
S.T.C. Metro	0.6	0.0

Total	$22,376.6	$1,269.4

(1)
This table includes debt of national development banks and certain commercial banks that is guaranteed by Mexico and other public sector debt registered with the Dirección de Deuda Pública, but does not include debt of entities whose finances are not included in the Government’s budget. In addition, private sector debt guaranteed by the Government or other public sector entities is not considered external public sector debt unless and until the guaranty is called. At December 31, 2001, the estimated balance of private sector debt guaranteed by Mexico’s national development banks was U.S. $192.2 million and U.S. $101.1 million was guaranteed by the Government.